PHOTRONICS



2025

ANNUAL REPORT

Proxy Statement
Form 10-K

CONTENTS

Photronics is one of the world's leading manufacturers of photomasks, which are high-precision photographic quartz plates containing microscopic images of electronic circuits. Photomasks are a key element in the manufacture of semiconductors and flat panel displays, and are used as masters to transfer circuit patterns onto semiconductor wafers and flat display substrates during the fabrication of integrated circuits and a variety of flat panel displays and, to a lesser extent, other types of electrical and optical components. The photomasks are produced by Photronics at strategically located manufacturing facilities in Asia, Europe and North America in accordance with customer-provided designs. Additional information on the Company can be accessed at www.photronics.com.

PHOTRONICS, INC.
15 Secor Road
Brookfield, Connecticut 06804
(203) 775-9000

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 8, 2026

TO THE SHAREHOLDERS OF PHOTRONICS, INC.:

Notice is hereby given that the annual meeting of the holders of common stock of Photronics, Inc. (the "Shareholders" or "you") as of the record date specified herein will be held on Wednesday, April 8, 2026 at 8:30 am Eastern Time (the "Annual Meeting"). The Annual Meeting will be held in person at the offices of Photronics, Inc., 15 Secor Road, Building 1, Brookfield, CT 06804 and in live virtual format by means of remote communication at *https://web.viewproxy.com/PLAB/2026*. Shareholders will be allowed to participate in the meeting in person or virtually by voting their shares and submitting questions in person or electronically during the meeting. We have designed the format of the Annual Meeting to provide Shareholders attending virtually the same rights and opportunities to participate as they would have at an in-person meeting.

The live audio webcast of the Annual Meeting will begin promptly at 8:30 am Eastern Time. You should ensure that you have a strong internet connection to participate in the Annual Meeting, and you should allow plenty of time to log in to ensure that you can hear the streaming audio prior to the start of the Annual Meeting. To attend the meeting virtually, you must first register at *https://web.viewproxy.com/PLAB/2026* by 11:59 p.m. Eastern Time on April 7, 2026. After registering, you will receive an e-mail containing a unique link and password that will enable you to attend the meeting and vote at the meeting and at any adjournment or postponement thereof.

Shareholders may submit questions for the Annual Meeting after logging in. If you wish to submit a question, you may do so by logging into the virtual meeting platform using your unique link and password, typing your question into the "Questions/Chat Panel" field, and clicking "Submit." Please submit any questions before the start time of the meeting.

The Annual Meeting will be held for the following purposes:

    1)   To elect eight members of the Board of Directors;

    2)   To ratify the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending October 31, 2026; and

    3)   To approve, by non-binding advisory vote, the compensation of our named executive officers.

The Shareholders will also act on any other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

The Board of Directors has fixed February 10, 2026, as the record date for determining the holders of common stock entitled to notice of and to vote at the meeting. A list of those Shareholders entitled to vote will be available for inspection by any of our Shareholders for any purpose germane to the Annual Meeting, during regular business hours at the principal executive offices of Photronics, Inc., for twenty (20) days prior to the Annual Meeting.

YOUR VOTE IS IMPORTANT. ALL SHAREHOLDERS ARE CORDIALLY INVITED TO PARTICIPATE IN THE MEETING IN PERSON OR VIRTUALLY. TO ENSURE YOUR REPRESENTATION AT THE MEETING, YOU ARE REQUESTED TO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE OR AUTHORIZE THE VOTING OF YOUR SHARES BY INTERNET OR TELEPHONE PRIOR TO THE DEADLINE SPECIFIED ON YOUR PROXY CARD. NO POSTAGE IS REQUIRED FOR MAILING IN THE UNITED STATES.

We thank you for your continued support.


By Order of the Board of Directors,

/s/ Christopher J. Lutzo

Christopher J. Lutzo
Vice President,
General Counsel and Secretary


PHOTRONICS, INC.
15 Secor Road
Brookfield, Connecticut 06804
(203) 775-9000

PROXY STATEMENT
For the Annual Meeting of Shareholders to be held on April 8, 2026

GENERAL INFORMATION

The enclosed proxy is solicited by the Board of Directors (the "Board" or "Board of Directors") of Photronics, Inc. ("Photronics", the "Company", "we", "our" or "us"), to be voted at the Annual Meeting of the Shareholders or any adjournments or postponements thereof (the "Annual Meeting") to be held on Wednesday, April 8, 2026, at 8:30 am Eastern Time. The Annual Meeting will be held in person at the offices of Photronics, Inc., 15 Secor Road, Building 1, Brookfield, Connecticut 06804 and in live virtual format, by means of remote communication at *https://web.viewproxy.com/PLAB/2026*. Shareholders will be allowed to participate in the Annual Meeting virtually online, vote their shares electronically, and submit questions during the meeting. This proxy statement and the enclosed proxy card are being filed with the Securities and Exchange Commission (the "SEC") on February 23, 2026, and on the same day, the Company will begin sending the proxy statement and proxy card to all Shareholders entitled to vote at the Annual Meeting. Our annual report on Form 10-K for the fiscal year ended October 31, 2025 (the "Annual Report"), as filed with the SEC, is also being sent to our Shareholders with this proxy statement.

The persons named as proxies on the accompanying proxy card have informed the Company of their intention, if no contrary instructions are given, to vote the shares of the Company's common stock, par value $0.01 per share (the "Common Stock"), represented by such proxies "FOR" each of the director nominees named herein in Proposal 1 and "FOR" Proposals 2 and 3 and at their discretion on any other matters which may come before the Annual Meeting. The Board of Directors does not know of any business to be brought before the Annual Meeting other than as set forth in the Notice of Annual Meeting of Shareholders.

Any Shareholder who executes and delivers a proxy may revoke it at any time prior to its use. Such revocation would be effective upon: (a) receipt by the Secretary of the Company of written notice of such revocation; (b) receipt by the Secretary of the Company of a properly executed proxy bearing a later date; (c) appearance by the Shareholder at the Annual Meeting and voting (although attendance at the meeting will not by itself constitute a revocation of proxy); or (d) virtual appearance by the Shareholder at the Annual Meeting and voting (although virtual attendance at the meeting will not by itself constitute a revocation of proxy). Any such notice or proxy should be sent to Photronics, Inc., 15 Secor Road, Brookfield, Connecticut 06804, Attention: Secretary. Appearance at the Annual Meeting without a request to revoke a proxy will not revoke a previously executed and delivered proxy.

QUORUM; REQUIRED VOTES

Only Shareholders of record at the close of business on February 10, 2026, are entitled to notice of and to vote at the Annual Meeting. As of February 10, 2026, there were 57,922,773 shares of Common Stock issued and outstanding, each of which is entitled to one vote. At the Annual Meeting, the virtual presence of, or our receipt of proxies from, holders of a majority of the total number of shares of outstanding Common Stock will be necessary to constitute a quorum. Assuming a quorum is present, the matters to come before the Annual Meeting that are listed in the Notice of Annual Meeting of Shareholders require the following votes to be approved: Proposal 1 (Election of Directors) — a plurality of the votes cast by the Shareholders entitled to vote at the Annual Meeting is required to elect eight members of the Board of Directors subject to the Company's policy that requires that any nominee who does not receive at least a majority of votes cast by Shareholders must tender their resignation; Proposal 2 (Ratification of Selection of Independent Registered Public Accounting Firm for the Fiscal Year Ending October 31, 2026) — a majority of the votes cast by the Shareholders entitled to vote at the Annual Meeting is required to ratify the selection of Deloitte & Touche LLP; and Proposal 3 (Executive Compensation) — a majority of the votes cast by the Shareholders entitled to vote at the Annual Meeting is required to approve the non-binding advisory resolution approving the compensation of the Named Executive Officers (as defined herein), as described in the Compensation Discussion and Analysis, compensation tables and the narrative disclosure included in this proxy statement. The result of the advisory vote on Proposal 3 will neither be binding on the Company or the Board of Directors nor will it create or imply any change to our fiduciary duties or create or imply any additional fiduciary duties for the Company or the Board of Directors.

Shareholders who hold their shares through a broker (in "street name"), must provide specific instructions to their brokers as to how to vote their shares, in the manner prescribed by their broker. Pursuant to the rules that govern brokers and nominees who have record ownership of shares that are held in "street name" for account holders (who are the beneficial owners of the shares), brokers and nominees typically have the discretion to vote such shares on routine matters but not on non-routine matters. If a broker or nominee has not received voting instructions from an account holder and does not have discretionary authority to vote shares on a particular item because it is a non-routine matter, a "broker-non-vote" occurs. Under the rules governing brokers, an uncontested director election is considered a non-routine matter for which brokers do not have discretionary authority to vote shares held by an account holder. Additionally, as required by Section 957 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), advisory votes on executive compensation and on the frequency of such votes are also considered non-routine matters for which brokers do not have discretionary authority to vote shares held by account holders. Of the three proposals listed in the Notice of Annual Meeting of Shareholders only the ratification of the selection of our independent registered public accounting firm under Proposal 3 is considered a routine matter. Abstentions and broker non-votes will be considered as present but will not be considered as votes cast on any matter..

CORPORATE GOVERNANCE AND ETHICS

Photronics is committed to the values of effective corporate governance and high ethical standards. Our Board believes that these values are essential to running our business efficiently, to maintaining our integrity in the marketplace, long-term performance and to ensure that the Company is managed for the long-term benefit of its Shareholders. The Board recognizes that maintaining and ensuring good corporate governance is a continuous process. The Board periodically reevaluates our policies to ensure they meet the Company's needs. Set forth below are a few of the corporate governance practices and policies that we have adopted:

- **Related Party Transaction Policy.** The Board's audit committee (the "Audit Committee") is responsible for approving or ratifying transactions involving the Company and related parties and determining if such transactions are, or are not, consistent with the best interests of the Company and our Shareholders.

- **Code of Conduct Questionnaire.** Every employee of the Company and its majority owned subsidiaries is required to complete the Code of Conduct Questionnaire on an annual basis in order to confirm the employee's understanding of, and adherence to, the Company's code of ethics and corporate governance policy (the "Code of Conduct").

- **Executive Sessions.** The Board of Directors' meetings regularly include executive sessions without the presence of management, including the Company's chief executive officer (the "Chief Executive Officer" or the "CEO") and president (the "President").

The Common Stock is listed for trading on the NASDAQ Global Select Market ("NASDAQ"). The Photronics Board takes a thoughtful approach to its composition and is focused on maintaining a board that demonstrates a diversity of organizational and professional experience, education, skills, and other personal qualities that enable the Board to perform its duties in an effective manner.

BOARD OF DIRECTORS' POLICIES, COMMITTEE CHARTERS, AND CODE OF ETHICS

The Board of Directors has responsibility for establishing broad corporate policies and reviewing overall performance rather than day-to-day operations of the Company. The Board's primary responsibility is to oversee management and, in doing so, to serve the Company's best interests and those of its Shareholders. Company management keeps the Board of Directors informed of Company activities through periodic updates when necessary, written reports and presentations at Board and Board committee meetings.

The Company has adopted a Code of Conduct to assist the Board and its committees in the exercise of their responsibilities. The Code of Conduct applies generally to the Board and the Company's Named Executive Officers. Each of the Board committees has a written charter that sets forth the goals and responsibilities of the committee. The Company's Code of Conduct and Board committee charters for each committee can be found on the Company's website at *wwww.photronics.com*. Shareholders may also request a free copy of the Company's Code of Conduct from: Photronics, Inc., 15 Secor Road, Brookfield, Connecticut 06804, Attention: General Counsel. We will disclose any amendments to, or waivers from, a provision of our code of ethics that applies to the principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions that relate to any element of the code of ethics as defined in Item 406 of Regulation S-K, by posting such information on our website.

The Board of Directors has assessed each of its eight nominees for director against the NASDAQ standards for independence and determined that Messrs. Garcia, Lewis, Liao, Tyson, and Ms. Almeida meet the requirements of an independent director as set forth by NASDAQ.

The number of directors on the Board is not permitted to be less than three or more than fifteen members under the Company's bylaws. The Board fixed the number of directors at nine contemporaneously with the appointment of Ms. Michelle Almeida to the Board in January 2026. However, based on the recommendation of the Company's nominating committee (the "Nominating Committee"), Ms. Paladino is not proposed to stand for re-election to the Board of Directors. Accordingly, only eight directors are nominated for reelection and the Board will reduce the number of directors to eight as of the Annual Shareholder Meeting. The Board is responsible for nominating members to the Board and for filling vacancies on the Board that may occur between annual meetings of Shareholders, in each case upon the recommendation of its Nominating Committee. The Nominating Committee seeks input from other Board members and senior management and may engage a search firm to identify and evaluate potential candidates. The Board and each of the committees of the Board conduct annual self-assessments to determine their effectiveness. Additionally, each committee reviews the adequacy of its charter annually and considers any proposed changes.

BOARD LEADERSHIP STRUCTURE

Mr. Adam Lewis has served as lead independent director ("Lead Independent Director") since the retirement of the Company's former Lead Independent Director at our 2025 Annual Shareholder Meeting. The Lead Independent Director presides at executive sessions of the Board of Directors. Each director also remains free to communicate directly with the Company's Chairman of the Board and Chief Executive Officer, Mr. George C. Macricostas.

The Company has a retirement policy that stipulates each independent, non-employee director cannot be nominated for a term that begins after his or her 75th birthday. Our Board may waive this policy on a case-by-case basis if it deems a waiver to be in the best interests of the Company. The Board has waived this policy for Mr. Constantine S. Macricostas in the past upon approval of a majority of the Board because it believes having Mr. Constantine S. Macricostas as a member of the Board is in the best interests of our Company and our Shareholders. The appointment of Mr. George C. Macricostas (the son of Mr. Constantine S. Macricostas) to the position of Executive Chairman on January 6, 2025, and then to the office of Chief Executive Officer on May 28, 2025, results in Mr. Constantine S. Macricostas no longer being considered independent, so such a waiver is no longer necessary.

The Board will continue to reexamine our corporate governance policies and leadership structure on an ongoing basis to ensure that such policies and leadership structure continue to meet the Company's needs.

THE BOARD OF DIRECTORS' ROLE IN RISK OVERSIGHT AND ASSESSMENT

The Company has a risk management program overseen by senior management and approved by the Board of Directors. The Board's risk oversight processes build upon management's regular risk assessment and mitigation processes, which include standardized reviews conducted with members of management across and throughout the Company in areas such as financial and management controls, strategic and operational planning, regulatory compliance, and environmental compliance. The results of these reviews are then discussed and analyzed at the most senior level of management, which assesses both the level of risk posed in these areas and the likelihood of their occurrence, coupled with planning for the mitigation of such risks and occurrences.

Risks are identified and prioritized by senior management and each prioritized risk is assigned to either a Board committee or the full Board for oversight. For example, strategic risks are overseen by the full Board; financial and business conduct risks are overseen by the Audit Committee or, depending on the nature of the risk and its potential severity, the full Board; risks associated with related party transactions are overseen by the Audit Committee; risks related to cybersecurity are overseen by the Cybersecurity Risk Management Committee (the "Cybersecurity Committee"); and compensation risks are overseen by the Board's Compensation Committee (the "Compensation Committee"). Management regularly reports these and other various risks to the relevant Board committee or the Board. Additional review or reporting of risks is conducted as needed or as requested by the Board or relevant Board committee.

PLURALITY-PLUS VOTING FOR DIRECTORS

The Board of Directors has adopted a "plurality plus" voting standard for uncontested elections of directors. Under this standard, any director nominee receiving more "withhold" votes than "for" votes, while legally elected, would be required to tender his or her resignation. Such resignation would be subject to acceptance by the Board.

EMPLOYEE, OFFICER AND DIRECTOR HEDGING

The Company has stock ownership guidelines, which are further described in the Compensation Discussion and Analysis section of this proxy statement. Further, as illustrated in the Ownership of Common Stock by Directors, Officers, and Certain Beneficial Owners Table, all directors and Named Executive Officers are beneficial owners of Common Stock and are in compliance with the ownership guidelines. In 2025, the Company amended its Insider Trading Policy to include the adoption of policies that prohibit employees (including officers) or directors of the Company, or any of their designees, to purchase financial instruments (prepaid variable forward contracts, equity swaps, collars, and exchange funds) or otherwise engage in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of the Company's equity securities, without prior approval of the Company's General Counsel.

INSIDER TRADING POLICIES AND PROCEDURES

We maintain insider trading policies and procedures governing the purchase, sale, and other dispositions of Company securities that are applicable to the Company itself, all of our directors, officers and employees of the Company and all members of their immediate families and households. Our insider trading policies and procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations, and NASDAQ listing standards.

POLICIES WITH RESPECT TO TIMING OF STOCK-BASED AWARDS
AND EXERCISE PRICE OF STOCK OPTIONS

Annual awards of equity to executive officers are approved at the Compensation Committee's regular meeting after the close of the fiscal year, in order that full fiscal year performance may be considered, and the awards are granted at least two business days after the Company's full year earnings have been released, to better align grant date value with the Shareholders' experience. The Committee also grants equity awards at other dates to newly hired or promoted executives, and such awards are issued at the Committee's discretion in connection with the event giving rise to such award. Options must be granted at an exercise price that is at least equal to 100% of the fair market value of the Company's common stock on the date of grant. Fair market value on a given day is defined as the closing market price on that day.

OWNERSHIP OF COMMON STOCK BY DIRECTORS, OFFICERS
AND CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information on the beneficial ownership of the Company's Common Stock as of February 10, 2026, by: (i) beneficial owners of more than five percent of the Common Stock; (ii) each director; (iii) each Named Executive Officer in the Summary Compensation Table set forth below; and (iv) all directors and currently employed Named Executive Officers of the Company as a group.

Name and Address of Beneficial Owner[1]	Amount and Nature of Beneficial Ownership[2]	Percentage of Class
Black Rock, Inc.		
55 East 52nd Street		
New York, NY 10055	9,549,506[3]	16.5%
Vanguard Group		
100 Vanguard Blvd.		
Malvern, PA 19355	5,990,697[4]	10.3%
Dimensional Fund Advisors		
Palisades West, Building One		
6300 Bee Cove Road		
Austin, TX 78746	4,769,232[5]	8.2%
Officers and Directors		
Michelle Almeida	1,234	*
David A. Garcia	11,470	*
Frank Lee	410,850[6]	*
Adam Lewis	31,070	*
Daniel Liao	68,782	*
Constantine S. Macricostas	460,895	*
George C. Macricostas	455,262	*
Mary Paladino	23,820	*
H.K. Park	75,500	*
Christopher J. Progler	165,591[7]	*
Eric Rivera	155,049[6]	*
Mitchell G. Tyson	43,199	*
David Wang	164,685	*
Directors and Executive Officers as a group (13 persons)	1,919,762[8]	3.3%

---

*   Less than 1%
(1)   The address for all officers and directors is 15 Secor Road, Brookfield, Connecticut 06804.
(2)   Except as otherwise indicated, the named person has the sole voting and investment power with respect to the shares of Common Stock set forth opposite such person's name.
(3)   Based on Schedule 13G/A filed April 29, 2025.
(4)   Based on Schedule 13G/A filed July 29, 2025.
(5)   Based on Schedule 13G/A filed February 9, 2024.
(6)   Includes shares of Common Stock underlying stock options exercisable as of February 10, 2026, (or within 60 days thereof), as follows: Dr. Lee: 50,000; and Mr. Rivera: 1,000.
(7)   This number is as of December 29, 2025, the date on which Dr. Progler left the Company.
(8)   Includes the shares of Common Stock underlying stock options listed in note (6) above.

PROPOSAL 1
ELECTION OF DIRECTORS

The Board has nominated eight directors to be elected at the 2026 Annual Meeting to serve for a one-year term. Each of the eight directors of the Company that is elected at the Annual Meeting will serve until the 2027 Annual Meeting of Shareholders (unless such director resigns or otherwise leaves the Board beforehand). Each nominee is currently a director of the Company and has agreed to serve if elected. The names of, and certain information with respect to, the nominees for election as directors are set forth below.

If, for any reason, any of the nominees shall become unable to stand for election, the individuals named in the enclosed proxy may exercise their discretion to vote for any substitutes chosen by the Board of Directors, unless the Board of Directors should decide to reduce the number of directors to be elected at the Annual Meeting. The Company has no reason to believe that any nominee will be unable to serve as a director.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF EACH OF THE FOLLOWING NOMINEES:

Name and (Age)	Director Since	Position(s) with the Company
Michelle Almeida (50 years)	2026	Director
David A. Garcia (58 years)	2024	Director
Dr. Frank Lee (73 years)	2022	Director/President – PDMC
Adam Lewis (47 years)	2022	Lead Independent Director
Daniel Liao (72 years)	2020	Director
Constantine S. Macricostas (90 years)	1974	Director
George C. Macricostas (56 years)	2002	Chairman/Chief Executive Officer
Mitchell G. Tyson (71 years)	2004	Director

Messrs. Garcia, Lewis, Liao, and Tyson and Ms. Almeida qualify as independent under applicable NASDAQ rules.

The Company's Board of Directors has Audit, Compensation, Cybersecurity and Nominating Committees, the current members of which shown in the following chart. The Board will update the members of these Committees following the results of the elections at the 2026 Annual Shareholder Meeting.

	Compensation Committee	Audit Committee	Nominating Committee	Cybersecurity Committee
Chair	David Garcia	Adam Lewis	Daniel Liao	Mitch Tyson
Member(s)	Adam Lewis Daniel Liao Constantine Macricostas (non-voting observer)	David Garcia Daniel Liao	Adam Lewis	Mary Paladino Constantine Macricostas

In addition to the information set forth in the table above, the following provides certain information about each nominee for election as director, including his or her principal occupation for at least the past five years. Also set forth below is a brief discussion of the specific experience, qualifications, attributes or skills that led to the conclusion that each nominee and director should serve as a director as of the date of this proxy statement.

Ms. Michelle Almeida was appointed to the board on January 1, 2026 and has over 25 years of experience in finance with a proven track record in treasury and financial planning and analysis. Ms. Almeida has served since September 2023 as Senior Vice President and Treasurer at Compass Datacenters, where she played a key role in executing a $1B+ divestiture transaction, developed and implemented AI-driven forecasting models to enhance capital planning, liquidity projections, and scenario analysis, manages global liquidity to support capital projects and construction planning across international markets, and works with the capital markets team to structure and execute financing strategies aligned with growth objectives. Prior to this she served as Treasurer, FP&A & AR for Sonida Senior Living Inc. in Dallas, Texas, where she established the enterprise FP&A function, drove cash preservation strategies, accelerating liquidity generation, advised the C-suite on capital structure, risk management, and financial policy alignment, and negotiated with lenders to strengthen liquidity and optimize financing terms. From 2017 to 2022 Ms. Almeida served as Senior Director, Corporate Treasury & Finance for Aimbridge Hospitality in Plano, Texas, where she oversaw global liquidity, delivered lender and board reporting for $3B+ revenue portfolio, integrated treasury functions across four strategic acquisitions, and automated cash-flow forecasting and centralized treasury operations. Ms. Almeida earned her Master of Science in Accounting from the University of Pune in Pune, India. Ms. Almeida has not yet been appointed to any Committees.

Mr. David Garcia was appointed to the Board in December 2024. A strategic advisor since March 2023, he brings more than 30 years of legal experience, counseling both publicly and privately held companies on corporate governance and financial and strategic transactions. After beginning his legal career in Silicon Valley, he practiced with Hale Lane in Reno, Nevada until its combination with Holland & Hart in July 2008, and with Holland & Hart until he left private practice in March 2023. Mr. Garcia holds an A.B. in Sociology with a concentration in organizational behavior from Stanford University and a Juris Doctor from Harvard Law School. Mr. Garcia serves as Chairman of the Compensation Committee and a member of the Audit Committee.

Dr. Frank Lee was promoted to Chief Executive Officer and elected to the Board of Directors in May 2022 due to his long and successful record of accomplishment. Prior to assuming the CEO position, he was appointed President in March 2022. Dr. Lee stepped down as President and CEO in May 2025 and currently serves as President of our PDMC subsidiary. Before joining Photronics in 2006, Dr. Lee was CEO of NSMC. His career also included roles at Fairchild Semiconductor, Intel and Soliconix. As Vice President of Operations at Texas Instruments-Acer (a TI/Acer joint venture) in Taiwan, Dr. Lee has also held leadership positions at TSMC-Acer and UMC — both in Taiwan. His leadership ability is based on his proven track record in all the positions he has successfully held. Dr. Lee holds a BS in Nuclear Engineering from Tsinghua University and a M.S. and Ph.D. in Materials Science from the University of Cincinnati.

Mr. Adam Lewis has over 20 years of experience in investment banking, executive financial management and private equity. Mr. Lewis joined DH Capital, a division of Citizens Bank, in 2007 and has advised digital infrastructure companies and investors on over 100 transactions, representing over $40 billion in aggregate transaction value. Prior to joining DH Capital, Mr. Lewis was Vice President of Finance at InfoHighway Communications where he was involved in the structuring and execution of highly strategic transactions that culminated in the successful exit to Broadview Networks in 2007. Mr. Lewis is a graduate of the University of Vermont and currently serves on the boards of SilverSky, Verge, Stackpath, Drive Sally, Kasi Cloud and Lokker. Mr. Lewis serves as Lead Independent Director, as well as Chairman of the Audit Committee, and member of the Compensation Committee and Nominating Committee.

Mr. Daniel Liao is a Co-Founder of Eunodata Co., Ltd in Taiwan, an integrated data service provider for the semiconductor manufacturing industry. Mr. Liao served as Senior Advisor of Asia Pacific Regions for Lam Research Corporation ("Lam"), a leading semiconductor process equipment company, from March 2020 to February 2022, after his retirement from Lam in 2020. Mr. Liao joined Lam in 1993 and had served in a range of senior executive roles, including Chairman of Lam Asia Pacific Operations (Taiwan, China and Southeast Asia) from May 2017 to Feb 2020, President and General Manager of Lam Asia Pacific Operations from August 1993 to April 2017. During his career at Lam, he was a major contributor to the global product development, strategic planning, and growth of Lam's Asia Pacific business. Prior to joining Lam, Mr. Liao held Engineering Management and Technology leadership positions at Integrated Device Technology in Santa Clara from 1988 to 1993, and Intel Corporation in Livermore and Santa Clara, CA from 1983 to 1988. Mr. Liao holds a Bachelor's degree in Electrical Engineering from National Cheng Kung University in Taiwan and a Masters degree in Electrical Engineering and Applied Physics from Case Western Reserve University in Cleveland, Ohio. Mr. Liao became a member of Photronics Board of Directors in September 2020; and is currently a member of the board of directors of Amkor Technology. He is also a member of the International Corporate Board of WU Vienna University of Economics and Business. Mr. Liao serves as Chairman of the Nominating Committee and a member of the Compensation Committee.

Mr. Constantine S. Macricostas is a member of the Board. Mr. Macricostas is also founder of the Company. Mr. Macricostas was Executive Chairman of the Company until January 20, 2018, and Chairman of the Board until January 6, 2025 upon the appointment of his son, Mr. George C. Macricostas, as Executive Chairman. Mr. Macricostas previously served as Chief Executive Officer of the Company on three different occasions from 1974 until August 1997, from February 2004 to June 2005, and from April 2009 until May 2015. Mr. Macricostas is also a former director of RagingWire Data Centers, Inc. As founder of the Company, Mr. Macricostas' knowledge of the Company and its operations, as well as the industry, is invaluable to the Board of Directors in evaluating and directing the Company's future. Through his long service to the Company and his vast experience in the photomask industry, he has developed extensive knowledge in the areas of leadership, safety, risk oversight, management, and corporate governance, each of which provides great value to the Board of Directors. Mr. Macricostas is the founder and director of The Macricostas Family Foundation, Inc., a private foundation formed in 2001 as a 501(c)(3) charitable organization. The foundation, administered by Mr. Constantine S. Macricostas, Ms. Marie C. Macricostas, Mr. George C. Macricostas, and Mr. Stephen Macricostas, provides grants and funding to educational, literary, and international institutions. Mr. Macricostas holds a Foundation board seat at Western Connecticut State University and because of his contributions the university named its Liberal Arts School the Macricostas School of Arts and Science. Mr. Macricostas was associated with the American School of Classical Studies in Athens, Greece, and was an Overseer at the ASCSA's Gennadius Library, where Mr. Macricostas made possible the library's Makriyiannis Wing. Mr. Macricostas is a member of the Board's Cybersecurity Committee and a non-voting advisor to the Compensation Committee.

Mr. George C. Macricostas has been a member of the Photronics Board since 2002, serving on the Nominating and Cybersecurity Committees, and most recently as Chairman of the Compensation Committee. He was appointed as Executive Chairman of the Company in January 2025, and Chairman and Chief Executive Officer in May 2025. Previously, he was a senior vice president at Photronics, Inc., where he was responsible for all aspects of the company's IT infrastructure. Mr. Macricostas is an investor and entrepreneur, and was a Founder, Chairman and CEO of RagingWire Data Centers, Inc., a provider of mission critical data center colocation facilities. Mr. Macricostas guided the company through an 80% sale to NTT of Japan in 2014 and completed the sale in 2018. Mr. Macricostas has over 30 years of technical and business management experience in business operations and information technology. From 2006, Mr. Macricostas has served as a director of the Jane Goodall Institute, a non-profit organization. Mr. Macricostas also serves as a Board Member of the Macricostas Family Foundation, a non-profit organization that funds philanthropic, educational and environmental causes. Mr. Macricostas brings industry, risk management, leadership and business experience to the Board. Mr. Macricostas is the son of Constantine S. Macricostas.

Mr. Mitchell G. Tyson is an independent business strategy and clean energy consultant and serves on multiple industry, government, non-profit and private corporate boards of directors. He is a managing partner at the Clean Energy Venture Group, Venture Partner in the Clean EnergyVenture Fund, and co-founder and former chair of the Northeast Clean Energy Council. He also serves on a number of corporate boards and mentors numerous start-ups. Previously, Mr. Tyson served as the Chief Executive Officer of PRI Automation, a publicly traded corporation that supplied automation systems including hardware, software and services to the semiconductor industry. From 1987 to 2002, he held positions of increasing management responsibility and helped transform PRI Automation from a small robotics manufacturer to the world's leading supplier of semiconductor fab automation systems. Prior to joining PRI Automation, Mr. Tyson worked at GCA Corporation from 1985 to 1987 as Director of Product Management and served as science advisor and legislative assistant to the late U.S. Senator Paul Tsongas from 1979 to 1985. Mr. Tyson is Chairman of the Cybersecurity Committee of the Board. Mr. Tyson brings leadership and extensive business experience as well as finance expertise to the Board.

MEETINGS AND COMMITTEES OF THE BOARD

The Board of Directors met nine (9) times during the 2025 fiscal year. During fiscal 2025, each director attended at least 75% of the meetings of the Board of Directors and committee meetings of the Board on which such director served.

The Company's Board of Directors has Audit, Compensation, Cybersecurity and Nominating Committees. Members of the Audit, Compensation, and Nominating Committees are entirely comprised of independent, non-employee directors under applicable NASDAQ rules and Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Audit Committee's functions include the appointment of the Company's independent registered public accounting firm, and then reviewing with such accountants the plan for and results of their auditing engagement as well as periodically assessing their independence. The Audit Committee pre-approves all audit and non-audit services provided to the Company. Former director Mr. Walter Fiederowicz, along with Messrs. Lewis, Tyson and Ms. Paladino were the members of the Audit Committee until the 2025 Annual Shareholder Meeting, at which time Mr. Fiederowicz did not stand for re-election to the Board, Mr. Lewis became Chairman, and Messrs. Garcia and Liao were appointed as the other Audit Committee members. All members of this Committee are independent, non-employee directors under applicable NASDAQ rules and Rule 10A-3 under the Exchange Act. Mr. Lewis qualifies as an audit committee financial expert as defined under Item 407 of Regulation S-K. The Audit Committee held nine (9) meetings during the 2025 fiscal year.

The Compensation Committee's functions include establishing the compensation levels for our executive officers and overseeing compensation policies and programs for the executive officers of the Company and administration of the Company's equity and stock plans. This includes setting corporate goals and objectives relevant to compensation of our executive officers and evaluating performance against these goals and objectives. The Committee also reviews and makes recommendations to the Board with respect to director compensation. Members of management, including the Chairman of the Board and Chief Executive Officer, participate in Compensation Committee meetings when requested by the Committee to present and discuss the materials provided, including recommendations considered to be relative to executive pay and competitive market practices. These members of management assist the Committee in understanding the Company's business plan and long-term strategic direction, developing the performance targets for our performance-based compensation and understanding the technical or regulatory considerations, as well as the motivational factors of the decisions that are intended to drive executive and company performance. Although the Committee solicits input and perspective from management, the ultimate decision on executive compensation is made solely by the Compensation Committee, and decisions regarding the Chief Executive Officer's and Chief Financial Officer's compensation are made by the Compensation Committee outside the presence of the Chief Executive Officer and Chief Financial Officer. Messrs. George C. Macricostas, Fiederowicz and Liao and Ms. Paladino were the members of the Compensation Committee through January 6, 2025, at which time Mr. George C. Macricostas was succeeded as Compensation Committee Chairman and member by Mr. David A. Garcia. Effective as of the 2025 Annual Shareholder Meeting, Mr. Garcia remained Chairman and Mr. Liao remained a member, and Mr. Lewis was appointed as a member. Mr. Constantine S. Macricostas acts as a non-voting advisor to the Committee, given his substantial knowledge of the Company and the requirements of the executive and management roles throughout all business segments. All voting members of this Committee are independent, non-employee directors under applicable NASDAQ rules. The Compensation Committee held eight (8) meetings during the 2025 fiscal year.

The Nominating Committee's functions include the consideration and nomination of candidates for election to the Board. Messrs. Lewis, Liao and George C. Macricostas were members of the Nominating Committee during fiscal 2024 and until January 6, 2025, at which time Mr. Macricostas was succeeded by Mr. Garcia. Effective as of the 2025 Annual Shareholder Meeting, Mr. Liao was appointed Chairman and Mr. Lewis remained a member. All members of this Committee were independent, non-employee directors under applicable NASDAQ rules for fiscal 2025. This Committee held one (1) meeting during the 2025 fiscal year.

The Nominating Committee is committed to adding highly qualified candidates, who can also bring diverse experiences and perspectives to our Board. The minimum qualifications for nominees to be considered by the Nominating Committee are experience as a business or technology leader, the highest ethical standards, the ability to deliver value and leadership to the Company, and the ability to understand, in a comprehensive manner, the technology utilized by the Company and its customers for the production of semiconductors and flat panel displays.

If an opening for a director arises, the Board will conduct a search for qualified candidates. The Nominating Committee utilizes its network of contacts to compile a list of potential candidates but may also engage, if it deems appropriate, a professional search firm. The Nominating Committee will also consider qualified candidates for director suggested by Shareholders in written submissions sent to Photronics, Inc., 15 Secor Road, Brookfield, Connecticut 06804, Attention: Secretary.

The Nominating Committee also recognizes that diversity of backgrounds, diverse skills and professional experience are important considerations for determination of the Board's composition. In this regard, the Committee's selection of a nominee also gives significant consideration to the backgrounds of the other directors, so that the Board of Directors as a whole has an appropriate mix of backgrounds, professional skills, and breadth of experience. The Nominating Committee reviews its effectiveness in balancing these considerations through its ongoing consideration of directors and nominees, as well as the Nominating Committee's annual self-evaluation process. The Nominating Committee evaluates candidates in the same manner, whether the candidate was recommended by a Shareholder or not.

The Nominating Committee did not receive any director nominations from a Shareholder for the Annual Meeting.

The purpose of the Cybersecurity Committee is to assist the Board and the Company's management in fulfilling its oversight responsibilities to the Shareholders by reviewing and reporting on cybersecurity risks, protection, and mitigation. Ms. Paladino and Messrs. Tyson and Constantine S. Macricostas are the members of the Cybersecurity Committee, and Mr. Tyson is the Chairman. The Committee held three (3) meetings during the 2025 fiscal year.

General

The Board provides a process for Shareholders to send communications to the Board or to any director individually. Shareholders may send written communications to the Board or to any director c/o Photronics, Inc., 15 Secor Road, Brookfield, Connecticut 06804, Attention: Secretary. All communications will be compiled by the Secretary and submitted to the Board or the individual directors on a periodic basis.

It is the Company's policy that the directors who stand for election at the Annual Meeting attend the Annual Meeting unless the director has an irreconcilable conflict and attendance has been excused by the remainder of the Board. All of the persons who were directors during the last fiscal year were in attendance at the 2025 Annual Meeting of Shareholders, and all current nominees are expected to be in attendance at the 2026 Annual Meeting.

AUDIT COMMITTEE REPORT

The Audit Committee consists of three directors, each of whom meets the independence requirements of NASDAQ and Rule 10A-3 under the Exchange Act. The Audit Committee operates under a written charter adopted by the Board of Directors of the Company. The Audit Committee also prepares a written self-performance evaluation of the Committee's performance on an annual basis.

The Audit Committee relies on the expertise and knowledge of management, the internal auditor, and Deloitte & Touche LLP (the Company's independent registered public accounting firm) in carrying out its oversight responsibilities. Company management is responsible for the Company's internal controls and the financial reporting process. In carrying out its responsibilities for the fiscal year ended October 31, 2025, the Audit Committee, among other things:

- Reviewed and discussed the audited financial statements with the Company's management and Deloitte & Touche LLP;

- Reviewed and discussed with Deloitte & Touche LLP matters required by the Public Company Accounting Oversight Board ("PCAOB") and the SEC;

- Received and reviewed the written disclosures and the letter from Deloitte & Touche LLP required by the PCAOB and discussed with Deloitte & Touche LLP its independence from the Company and its management;

- Met with management periodically to review the Company's Sarbanes-Oxley Section 404 compliance efforts related to internal control over financial reporting;

- Reviewed and discussed with management and Deloitte & Touche LLP management's report on internal control over financial reporting and Deloitte & Touche LLP's related opinions;

- Reviewed the policies and procedures for the engagement of Deloitte & Touche LLP, including the scope of the audit, audit fees, auditor independence matters, performance of the independent auditors, and the extent to which the independent registered public accounting firm may be retained to perform non-audit services; and

- Reviewed complaints and inquiries about accounting and auditing matters and violations of Company policy, if applicable.

Based on the foregoing meetings, reviews, and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements for fiscal year 2025 be included in the Company's Annual Report on Form 10-K. Further, the Audit Committee has appointed Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal 2026 and is submitting such appointment to the Shareholders for ratification at the Annual Meeting.

This report is submitted by:

Adam Lewis, Chairman
David A. Garcia
Daniel Liao

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES

For the fiscal years ended October 31, 2025 and October 31, 2024, the aggregate fees for professional services rendered by Deloitte & Touche LLP were as follows:

	Fiscal 2025	Fiscal 2024
Audit Fees[a]	$ 1,962,304	$ 2,215,069
Audit-Related Fees[b]	$ 25,000	$ 0
Tax Fees[c]	$ 40,495	$ 43,125
All Other Fees[d]	$ 11,802	$ 10,952
Total	$ 2,039,601	$ 2,269,146

_____

(a) Represents aggregate fees in connection with the audit of the Company's annual financial statements, internal control over financial reporting, and review of the Company's quarterly financial statements or services normally provided by Deloitte & Touche LLP.
(b) Represents assurance and other activities that are reasonably related to the audit of the Company's financial statements.
(c) Represents aggregate fees in connection with tax compliance, tax advice and tax planning.
(d) Represents aggregate fees for professional services not included in the categories above, including services related to other permissible advisory services and regulatory reporting requirements, and other assurance services that are required by statute or regulation.

POLICY FOR APPROVAL OF AUDIT AND PERMITTED NON-AUDIT SERVICES

The Company maintains an auditor independence policy that, among other things, prohibits our independent registered public accounting firm from performing non-financial consulting services. This policy mandates that the Audit Committee approve in advance the audit and permissible non-audit services to be performed by the independent registered public accounting firm and the related budget, and that the Audit Committee be provided with routine reporting on actual spending. This policy also mandates that the Company may not enter into engagements with its independent registered accounting firm for non-audit services without the express pre-approval of the Audit Committee.

EXECUTIVE OFFICERS

The names of the executive officers of the Company are set forth below together with the positions held by each person in the Company. All such executive officers are appointed by the Board of Directors annually and serve until their successors are duly elected and qualified.

Name and Age	Position	Served as an Executive Officer Since
George C. Macricostas, 56	Chief Executive Officer	2025
Todd Alesio, 48	Senior Vice President Chief Administrative Officer	2026
Dr. Frank Lee, 73	President – PDMC	2018
H. K. Park, 56	Senior Vice President General Manager of FPD Operations	2018
Eric Rivera, 49	President and Chief Financial Officer	2024
David Wang, 61	Senior Vice President Chief Operating Officer, IC Operations	2024

George C. Macricostas was appointed Executive Chairman of the Company on January 6, 2025 and appointed Chairman and Chief Executive Officer on May 28, 2025. He has been a Board member since 2002, serving on the Nominating and Cybersecurity Committees, and most recently as Chairman of the Compensation Committee. Previously, he was a senior vice president at Photronics, Inc., where he was responsible for all aspects of the company's IT infrastructure.

Todd Alesio was appointed Senior Vice President, Chief Administrative Officer on January 12, 2026. Mr. Alesio joined Photronics in 2024 after serving as Vice President of Human Resources for Sperry Rail, Inc. since 2020. He has over twenty (20) years of experience building progressive human resource organizations and has been our Global Head of Human Resources since joining the Company.

Dr. Frank Lee was appointed Chief Executive Officer on May 16, 2022. In connection with his intention to retire in the next few years as disclosed in our Form 8-K filed May 28, 2025, Dr. Lee continues to serve as President of our PDMC subsidiary. Prior to his appointment as Chief Executive Officer, Dr. Lee was serving as President of our joint venture in Taiwan (formerly PSMC) since 2006. Prior to that he was CEO, NSMC, Ning-PO from 2004 to 2006 and was Fab Director and Senior Advisor for UMC, Hsin-Chu, Taiwan from 2001 to 2004 and, prior to that, he was Executive Vice President of Grace Semiconductor, Shanghai, China from 2000-2001.

H.K. Park is currently Senior Vice President of Photronics, Inc. and General Manager of FPD Operations. Mr. Park joined Photronics in 2004. He has over twenty-five (25) years of experience in the semiconductor industry and was appointed Vice President of Photronics, Inc. and General Manager of China FPD Operations in 2018.

Eric Rivera was named Chief Financial Officer on May 23, 2024 and President on January 12, 2026. Mr. Rivera previously held the role of Interim Chief Financial Officer since February 2024 and has served as Chief Accounting Officer since 2020. Mr. Rivera joined Photronics in 2016 as corporate controller. He is the Company's Principal Financial Officer and Principal Accounting Officer and has 24 years of experience and held several positions in accounting and financial reporting prior to joining Photronics, including at IBM and Thomson Reuters. He holds a bachelor's degree in accounting from Mercy University and is a certified public accountant.

David Wang joined PDMC (Photronics DNP Mask Corporation) in 1998. From 2000 to 2003, Mr. Wang served as the General Manager of Photronics Singapore, and from 2007 to 2010, he was the General Manager of Photronics Shanghai. David participated in the expansion of the Taichung plant in 2009, the merger with Dai Nippon Printing (DNP) in 2014, and the establishment and operational integration of Xiamen Photomask Corporation (PDMCX) in 2016. Taiwan Photomask and Xiamen Photomask are now the largest commercial semiconductor photomask manufacturing bases in the world. David graduated National United University in Taiwan, with a B.S. in Industrial Engineering and Management.

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Committee is responsible for setting and administering the policies governing compensation of our executive officers. The Compensation Committee reviews and approves, among other things, overall compensation, long-term and annual performance-based compensation for the Named Executive Officers (identified in the Summary Compensation Table) as well as certain other key employees. The purpose of this Compensation Discussion and Analysis is to provide material information about the Company's compensation objectives and policies for its Named Executive Officers and to put into perspective the tabular disclosures and related narratives. The following report provides information about our compensation programs and policies and the outcomes and achievements that resulted in the determination of compensation to our Named Executive Officers. Specific fiscal 2025 compensation information for our Chief Executive Officer and the other Named Executive Officers will be outlined in a series of tables following this Compensation Discussion and Analysis.

<u>Corporate Summary</u>

Photronics is one of the world's leading manufacturers of photomasks, which are high precision photographic quartz plates containing microscopic images of electronic circuits. Photomasks are a key element in the manufacture of semiconductors and flat panel displays ("FPD") and are used as masters to transfer circuit patterns onto semiconductor wafers and flat panel substrates during the fabrication of integrated circuits ("IC") and a variety of FPDs and, to a lesser extent, other types of electrical and optical components. The Company presently operates principally from eleven manufacturing facilities, located in Taiwan (3), China (2), South Korea (1), the United States (3), and Europe (2). Currently, research and development of photomask activities for ICs are focused on 14 nanometer node and below and, for FPDs, on AMOLED resolution enhancement (display device technology used in smart watches, mobile devices, laptops and televisions) and introduction of photomasks for Generation 10.5+ large glass substrates (3370 x 2940mm or greater).

In 2025, Photronics delivered mixed results across product lines with slightly lower overall sales. IC revenue was driven by strong high-end sales, while FPD was led by mainstream demand. Photomask demand particularly for the high end of the market remains favorable, driven by megatrends such as AI, supply chain regionalization, and edge computing. For the year, overall revenue decreased $17.6 million from fiscal 2024, with IC revenue of $615.1 million, down $23.0 million or 3.6% from fiscal 2024 due to softened demand for mainstream products partially offset by strong demand for high-end products which typically have higher ASPs. FPD revenue was $234.2 million, up $5.4 million or 2.4%, driven by mainstream demand due to an increase in G8 products. Despite these shifts, the year concluded with substantial financial achievements, including $136.4 million in GAAP net income.

<u>Compensation Philosophy</u>

It is important that the Company be able to attract, motivate and retain highly talented individuals at all levels of the organization who are committed to the Company's values and objectives. Accordingly, the Company's compensation philosophy is based on rewarding the Company's executives for their individual and collective efforts and contributions to the Company in a manner that fosters teamwork and leads to the long-term success of the Company. We feel this is in the best interests of our Shareholders. The Company also believes that delivering a substantial portion of such rewards in the form of restricted stock units aligns the interests of the Company's executives with the interests of its Shareholders. Our current design and structure of the Company's executive compensation program have been consistent for several years and are designed to attract, motivate and retain talented employees by providing adequate incentives to achieve our business objectives while not encouraging excessively risky behavior. We believe that our executive compensation program supports our business strategies and talent management objectives and is consistent with governance best practices that serve our Shareholders' long-term interests. The following are some of the highlights of our program design and pay practices for our Named Executive Officers:

What We Do	What We Don't Do
Maintain stock ownership guidelines to reinforce the alignment of executive officer and Shareholder interests	No guarantee of salary increases, bonuses, compensation or equity grants for our executive officers
Generally require four year vesting periods on equity awards	No non-statutory pension plans or other post-employment benefit plans
Evaluate the results from the most recent Shareholder advisory vote on executive compensation.	

Compensation Objectives

Consistent with the Company's philosophy, the Company believes that executive compensation must be competitive with other comparable employers in order for qualified employees to be attracted to, and retained by, the Company and that the Company's compensation practices should provide incentives for driving better business performance and increasing Shareholder value. Accordingly, the four primary objectives of the Company's compensation program, as administered by the Compensation Committee are:

- to provide competitive compensation to attract, retain and motivate talented employees and foster teamwork as well as support the Company's achievement of its financial and strategic goals;

- to advance the goals of the Company by aligning executives' interests with Shareholder interests;

- to minimize risks associated with compensation; and

- to balance the incentives associated with the program in a way that provides incentives for executives to assess and manage risks associated with the Company's business appropriately, in the context of the Company's business strategy.

Elements of Compensation

The Compensation Committee uses three principal components to achieve the Company's primary objectives: base salary, annual cash incentives and stock-based awards. The Company minimizes the perquisites available to its employees as a whole, including its executives.

The Compensation Committee believes the three principal components of the Company's executive compensation result in a compensation program that is competitive and aligns the Named Executive Officers' interests with Shareholder value creation.

Base Salary

Base salaries provide each executive with a fixed, minimum level of cash compensation. The Company believes it is important for retention, stability, and continuity of leadership that base salaries be competitive with the Company's peers. Base salaries may be increased or decreased depending upon changes in duties or economic conditions.

Annual Cash Incentives

Annual cash incentives are used to promote the achievement of specific goals of the Company and are evaluated on an annual basis subject to discretion of the Compensation Committee.

Stock-Based Awards

Stock-based awards are the Company's preferred approach to both align the interests of Shareholders with the executives, as well as enhance the Company's retention goals. By virtue of the stock-based awards, the Named Executive Officers are Shareholders themselves and participate in any gains in value of the Common Stock.

Determination of Total Compensation

When determining total compensation, the Compensation Committee assesses five primary factors:

- the overall performance of the Company;

- the Named Executive Officer's role in that performance;

- the compensation earned by the Named Executive Officer;

- the compensation of similarly situated executive officers working for peer group companies; and

- Shareholder feedback when applicable.

When linking the Company's performance and the total compensation of the Named Executive Officers in fiscal 2025, the Compensation Committee used the performance measures provided under the 2011 Equity Incentive Compensation Plan ("2011 EICP"), as well as its subjective assessment of the performance of the Company and individual Named Executive Officer's contributions.

The Compensation Committee meets with the Chief Executive Officer, the Chief Financial Officer and the Chief Administrative Officer to obtain recommendations with respect to the Company's compensation programs and practices for executives and other employees. The Compensation Committee takes management's recommendations into consideration but is not bound by management's recommendations with respect to executive compensation. When the Compensation Committee evaluates the role of each Named Executive Officer in the performance of the Company it considers both the recommendation and evaluation of such Named Executive Officer by the Chief Executive Officer and Chief Financial Officer (neither of which evaluate their own performance) and the Compensation Committee's assessment of each Named Executive Officer's leadership qualities, paying particular attention to the scope of his or her duties and the collaboration of such Named Executive Officer with other team members.

The Compensation Committee periodically reviews the Company's approach to executive compensation in light of the general economic conditions in the semiconductor industry and the Company's performance. The Compensation Committee also reviews the compensation practices of its peers and periodically, when appropriate, consults with outside advisors and annually reviews the Company's pay practices and salary ranges. This review includes looking at peer data, such as grant summaries, past grants, executive analysis (e.g. base salary, stock, bonus, etc.), long-term incentives, world-wide salary increase projections, paid for data, and other publicly available data. After the close of fiscal 2025 the Compensation Committee retained F. W. Cook as compensation consultants to refresh the Company's Peer Group and update the market analysis comparing director compensation and executive salary data to published survey data and market peer group data. This updated Peer Group and market analysis was also utilized by the Compensation Committee after fiscal 2025 to set bonus compensation for 2025 and to adjust base salaries for 2026. In making this retention, the Compensation Committee conducted its independence assessment in accordance with applicable law and did not believe such services performed by F. W. Cook presented a conflict of interest. F. W. Cook evaluated the competitiveness of Photronics' Board of Directors pay program against a renewed benchmarking peer group of 19 companies, and made recommendations intended to align the structural aspects of the Company's director compensation program within peer and market best practice and also re-align total compensation to be within the range of such peer group. In addition, the Compensation Committee engaged F. W. Cook to conduct a benchmarking analysis of pay opportunities for the Company's CEO and other Named Executive Officers, in order to assess the competitiveness of Photronics' current compensation structure and levels. F. W. Cook was retained late in fiscal 2025 and was paid $33,432 in the first quarter of fiscal 2026.

In establishing compensation levels for the Named Executive Officers for fiscal 2025, the Compensation Committee considered compensation at nineteen publicly traded companies in the semiconductor/electronics industries with similar levels of sales and market capitalization. These companies are shown on the chart below. Information regarding these companies and their compensation practices is drawn from their proxy statements. Generally, the Compensation Committee believes that the compensation of its executive officers should be set near the median compensation of this comparison group; however, it is also important to the Compensation Committee that compensation reflect individual performance and the Company's results which may warrant compensation above or below median.

Compensation Peer Group

ACM Research, Inc.	Advanced Energy Industries, Inc.
Allegro MicroSystems, Inc.	Alpha and Omega Semiconductor Limited
Axcelis Technologies, Inc.	Cohu, Inc.
Diodes Incorporated	FormFactor, Inc.
Ichor Holdings, Ltd.	Kulicke and Soffa Industries, Inc.
Onto Innovation Inc.	OSI Systems, Inc.
Penguin Solutions, Inc.	Power Integrations, Inc.
Semtech Corporation	Silicon Laboratories Inc.
SkyWater Technology, Inc.	Ultra Clean Holdings, Inc.
Veeco Instruments Inc.	

In addition, when establishing its compensation policies for a given year, the Compensation Committee will evaluate the results from the most recent Shareholder advisory vote on compensation to consider the implications of such advisory vote for the compensation policies and determine whether changes are appropriate. At the 2025 Annual Shareholders Meeting, 89.8% of the votes cast with respect to the advisory vote on executive compensation were cast in favor of the executive compensation paid in fiscal 2024. In light of this vote, as well as the Compensation Committee's review of the compensation arrangements discussed above, general market pay practices for its executives, and its assessments of individual and corporate performance, the Compensation Committee determined that no significant change in its executive compensation policies would be made. The Compensation Committee will consider the results from this year's and future Shareholder advisory votes regarding future executive compensation decisions.

The charts below reflect Photronics information based on the 2025 compensation as set forth in our Summary Compensation Table. The Photronics Executive Officer Average reflects our Named Executive Officers as set forth in the Summary Compensation Table excluding compensation paid to each Chief Executive Officer during their respective tenures. The amounts shown for stock are calculated based on the closing price of the common stock on the date of grant multiplied by the number of restricted stock units awarded in accordance with ASC No 718 and are derived from the information set forth in the Summary Compensation Table that follows this report. A majority of CEO and Named Executive Officer compensation is variable or at-risk through bonus and stock.



Compensation Awards in Fiscal 2025

Base Salary

The Compensation Committee evaluates and establishes base salary levels in light of economic conditions (generally and in the regions where executives work) and in comparison to other similarly situated companies. Base salary is designed to recognize an executive's knowledge, experience level, skill, ability, level of responsibility, and ongoing performance. The Compensation Committee targets base salary for all executives to be at a level consistent with our assessment of their value relative to their peers in the labor market, while also taking into account our need to manage costs. Any recommendations for salary changes to any of the Named Executive Officers (other than the Chief Executive Officer) are made by the Chief Executive Officer and presented to the Compensation Committee for approval.

Salary adjustments for our NEOs for fiscal 2025 and fiscal 2026 are as follows:

	Fiscal 2024	FY24-FY25 % change	Fiscal 2025	FY25-FY26 % change	Fiscal 2026
George Macricostas[1]	----	----	$675,000	6.1%	$716,000
Dr. Frank Lee[2]	$754,816	0.0%	$754,816	0.0%	$783,099
H.K. Park[3]	$327,117	2.5%	$335,295[4]	3.3%	$326,512
Christopher Progler[5]	$445,806	0.0%	$445,806	0.0%	$445,806
Eric Rivera[6]	$350,009	21.5%	$425,261	23.4%	$525,000
David Wang[7]	$305,944	2.5%	$313,593[8]	3.3%	$345,983

(1)   Mr. Macricostas became Executive Chairman in January 2025 and Chairman and Chief Executive Officer in May 2025.

(2)   Dr. Lee's salary is calculated and paid in New Taiwan Dollars (TWD) but reported here in USD, adjusted to the exchange rate as of the last day of each fiscal year consistent with the Company's payroll practices. This adjustment can result in inconsistent year-over reporting in USD although there was no salary adjustment in TWD. Dr. Lee received no salary increase for fiscal 2025 over fiscal 2024 in order to maintain his compensation against the peer group baseline. In fiscal 2026, Dr. Lee received no salary increase, but for US reporting purposes his fiscal 2025 salary was recalculated at the TWD to USD exchange rate in effect on October 31, 2025 to $783,099.

(3)   Mr. Park's salary is calculated and paid in South Korean Won (KRW) but reported here in USD, adjusted to the exchange rate as of the last day of each fiscal year consistent with the Company's payroll practices. This adjustment can result in inconsistent year-over reporting in USD although there was no salary adjustment in KRW.

(4)   For purposes of US reporting, Mr. Park's fiscal 2025 salary was recalculated at the KRW to USD exchange rate in effect on October 31, 2025 to $316,235. This number was used as the base for his 3.3% merit increase over fiscal 2026.

(5)   Dr. Progler received no salary increase for fiscal 2025 over fiscal 2024 in order to maintain his compensation level against the peer group baseline. In fiscal 2026 Dr. Progler received no salary increase.

(6)   Mr. Rivera's increase for fiscal 2025 over fiscal 2024 was to align his salary to the role of Chief Financial Officer consistent with a third-party benchmarking analysis. For fiscal 2026, Mr. Rivera received an initial 8.4% salary increase to $461,000 as a result of additional responsibility and additional benchmarking analysis by F. W. Cook. In February 2026 he received an additional 13.8% salary increase in light of his additional responsibilities as President and Chief Financial Officer.

(7)   Mr. Wang's salary is calculated and paid in New Taiwan Dollars (TWD) but reported here in USD, adjusted to the exchange rate as of the last day of each fiscal year consistent with the Company's payroll practices. This adjustment can result in inconsistent year-over reporting in USD although there was no salary adjustment in TWD.

(8)   For purposes of US reporting, Mr. Wang's fiscal 2025 salary was recalculated at the TWD to USD exchange rate in effect on October 31, 2025 to $333,478. This number was used as the base for his 3.3% merit increase over fiscal 2026.

Annual Cash Incentives

Our Named Executive Officers participated in an annual cash incentive program in fiscal 2025.

In April 2025, the Compensation Committee met and established criteria for bonus for fiscal 2025 as part of the annual cash incentive program. The Compensation Committee established that the Company would accrue bonus amounts on a percentage of gross margin and operating income based on the performance of the Company after deduction of the bonus accrual but also allowed for discretionary bonuses as have been historically granted by the Compensation Committee. The criteria for gross margin and operating income are competitively sensitive and therefore in accordance with Instruction 4 to Item 402 of Regulations S-K are not disclosed, as disclosure would result in competitive harm to the company. The criteria chosen coordinates with our financial and strategic objectives and appropriately balances our short- and long-term goals. Our goals are designed to incentivize building a business with resilience and growth capability as well as long-term sustainable growth. We believe the goals are aggressive but achievable in the difficult and highly competitive industry in which we operate, and the criteria set are difficult to achieve.

Based on the Compensation Committee's holistic evaluation of the Company's overall fiscal 2025 achievements, financial discipline, strategic accomplishments, individual performance and a review of pay versus performance comparisons to our peers as provided by F.W. Cook, the Committee awarded cash bonuses to the Named Executive Officers as set forth below:

Mr. George C. Macricostas	$	675,000
Dr. Frank Lee	$	509,484
Mr. H.K. Park	$	205,533
Dr. Christopher J. Progler	$	0
Mr. Eric Rivera	$	340,209
Mr. David Wang	$	233,652

The Compensation Committee plans to establish goals for fiscal 2026 pursuant to the terms of the 2011 EICP related to gross margin and operating income. The targets for gross margin and operating income are competitively sensitive and therefore in accordance with Instruction 4 to Item 402 of Regulations S-K will not be disclosed, as disclosure would result in competitive harm to the company.

Stock-Based Awards

The Company's long-term incentive program used restricted stock units for fiscal 2025. The Company's equity incentive plan described below allows for the grant of stock options and restricted stock unit awards to directors, executive officers of the Company, and other employees of the Company. The Compensation Committee believes that the grant of restricted stock units (which are settled in common stock) provides a strong link between executive compensation and Shareholder return, aligning the long-term interests of its executives with those of the Shareholders and thereby promoting strategic planning while minimizing excessive risk.

For the purpose of aiding the Company and its subsidiaries in attracting, retaining, and motivating qualified personnel, in 2016 the Company adopted a long-term equity incentive compensation plan (the "LTEIP"), which was amended in fiscal 2023 with Shareholder approval (the "Amended LTEIP"). In 2025, the Company adopted and shareholders approved a new Equity Incentive Plan (the "2025 Equity Incentive Plan") to supersede and replace the Amended LTEIP.

The 2025 Equity Incentive Plan is administered by the Compensation Committee. The Compensation Committee has the authority to determine, subject to the provisions of the 2025 Equity Incentive Plan, who will be granted awards, the terms and conditions of awards, and the number of shares subject to, or the cash amount payable with respect to, an award. The Compensation Committee may also make factual determinations in connection with the administration or interpretation of the 2025 Equity Incentive Plan. To the extent not prohibited by applicable laws, rules, and regulations, the Compensation Committee may also, from time to time, delegate some or all of its authority under the 2025 Equity Incentive Plan to a subcommittee or to other persons or groups of persons as it deems necessary, appropriate, or advisable. Additionally, subject to applicable laws, rules and regulations, any authority or responsibility that, under the terms of the 2025 Equity Incentive Plan may be exercised by the Compensation Committee, may alternatively be exercised by the Board of Directors of the Company.

Grants of equity awards under the 2025 Equity Incentive Plan are generally decided every November or December and awards are usually granted in January. Grants to Named Executive Officers under the 2025 Equity Incentive Plan are based on job responsibilities and the potential for individual contribution impacting the Company's overall performance. When considering grants, the Compensation Committee exercises judgment and discretion, looking at each executive's scope of responsibility and individual performance as well as the performance of the Company, and also considers previous equity-linked award grants to align generally with its overall compensation philosophy. For example, the Compensation Committee may consider reducing grants in a particular year when a Named Executive Officer has large realizable gains from stock award grants in previous years. Other than inducement awards to new officers or other awards permitted to be granted outside of a Shareholder approved equity plan under NASDAQ rules, the Company makes all equity-linked grants pursuant to the terms of the 2025 Equity Incentive Plan.

The annual stock grant is a collaborative process between the Compensation Committee and the Chief Executive Officer for determining the total pool of shares available for award. The Compensation Committee approves the total number of shares available for grant. The Chief Executive Officer then provides individual grant recommendations to the Compensation Committee (except for his own) for his senior management team including the Named Executive Officers for review and approval by the Compensation Committee. The Chief Executive Officer's recommendation is a subjective evaluation of the Named Executive Officers' individual contributions to the performance of the Company as a whole, the level of incentive compensation previously received, as well as the market price of the common stock on the date of grant. The Compensation Committee considers the aggregate number of shares available, the number of shares previously awarded and the number of individuals to whom the Company wishes to grant equity awards, as well as the factors set forth in the immediately preceding paragraph. The Compensation Committee reserves the right to consider any factors it considers relevant under the then-prevailing circumstances in reaching its determination regarding the amount of each equity award.

The Chief Executive Officer's and Chief Financial Officer's grants are determined by the Compensation Committee in its sole discretion, based on the Compensation Committee's evaluation of the Chief Executive Officer's and Chief Financial Officer's Chairman's expected contribution to the Company's future success, the level of incentive compensation previously awarded, the overall performance of the Company, a review of the Chief Executive Officer's and Chief Financial Officer's peer group compensation, and the market price of the Common Stock on the date of grant.

When determining the long-term incentive grants that were decided by the Compensation Committee in the later part of 2025 but awarded in early 2026, the Compensation Committee considered the overall performance of the Company in fiscal 2025. The Compensation Committee also reviewed the restricted stock awards that were granted last year, as well as the cost of such grants to the Company all in connection with the performance of the Company for fiscal 2025. The Compensation Committee also reviewed the grant history of the Company's peers and the compensation given to peer company Named Executive Officers and based on the totality of its review and analysis the Compensation Committee decided to grant the awards shown below to the Named Executive Officers.

The Compensation Committee has the authority under the 2025 Equity Incentive Plan to select the individuals who will be granted awards from among the officers, employees, directors, non-employee directors, consultants, advisors, and independent contractors of the Company or a subsidiary of the Company.

A maximum of five million (5,000,000) shares of Common Stock may be issued under the 2025 Equity Incentive Plan.

Based on the segment revenue and operational efficiencies achieved by the Company, the Compensation Committee awarded the following Executive Officers the following grants of restricted stock units on January 3, 2026. The grants of equity awards are based on a variety of factors including market and peer group data, the ability of the executive to impact long-term shareholder value, the executive's prior contributions and performance and the currently outstanding equity grants held by the executive and to closely align the incentives with the interests of our Shareholders.

	Restricted Stock Units (in shares)
Mr. George C. Macricostas	177,432
Dr. Frank Lee	0
Mr. H. K. Park	23,945
Mr. Eric Rivera	40,407
Mr. David Wang	28,435

The restricted stock units will, consistent with earlier grants, vest in four equal increments over the next four years. All stock-based awards granted are subject to acceptance by the respective recipients of the terms of the applicable award agreements. No stock options were granted to any Named Executive Officers in this compensation cycle.

Stock Ownership Guidelines

We have stock ownership guidelines that require directors and Named Executive Officers to maintain ownership of our stock based on a multiple of base salary or a non-management director's annual cash retainer converted to a fixed number of shares as follows:

Title	Stock Ownership Guidelines
Chairman of the Board and non-management directors	3x Annual Cash Retainer
Chief Executive Officer	2x Base Salary
Other Named Executive Officers	1x Base Salary

Common Stock that counts towards satisfaction of guidelines includes shares owned outright by the participant, stock held in Photronics' Employee Stock Purchase Plan, restricted stock or restricted stock units issued or granted (whether vested or not), and shares acquired upon stock option exercises. The stock price used to calculate compliance will be the average stock price over the twenty trading days prior to the given date. Participants have five years to achieve their designated ownership level.

All directors and Named Executive Officers are in compliance with the stock ownership guidelines as of October 31, 2025. Mr. David A. Garcia was appointed to the Board of Directors in December 2024, and Ms. Michelle Almeida was appointed in January 2026; each has five years to gain compliance with the stock ownership guidelines.

Health and Welfare and Retirement Benefits

The Named Executive Officers participate in a variety of health and welfare and paid time off benefits designed to allow the Company to retain its workforce. The benefits program offered to the Company's Named Executive Officers is the same as that offered to all other employees.

The Company maintains competitive retirement savings programs designed to support employees in building long-term financial security. In the United States, the primary retirement vehicle is the Company's 401(k) Savings Plan (the "Plan"), a tax-qualified defined contribution plan that enables eligible employees to contribute a portion of their earnings and benefit from Company contributions made to a trust fund administered by an independent trustee. Individual participant accounts are maintained within the trust for each enrolled employee.

All U.S.-based employees are eligible to participate in the Plan, with the exception of nonresident aliens who have no U.S.-sourced earned income from the Company and certain temporary employees or interns. Participants may elect to contribute between 1% and 50% of eligible compensation, subject to applicable Internal Revenue Code limits.

The Company remains focused on providing retirement benefits through defined contribution arrangements that emphasize individual account ownership, portability, and long-term savings growth aligned with modern workforce expectations.

In fiscal year 2025, the Company provided a matching contribution based on the contributions that participating employees made to the Plan. Participating employees received a matching contribution of 50% of the first 4% of their eligible salary contributed to the Plan.

Compensation Risk Assessment

The Company regularly assesses the risks related to our compensation programs, including our executive compensation programs, and does not believe that the risks arising from our compensation policies and practices are reasonably likely to have a material adverse effect on the Company. Incentive award targets and opportunities are reviewed annually. One of the Compensation Committee's primary objectives is to motivate high achievement while maintaining an appropriate balance between rewarding extraordinary performances without encouraging excessive risk taking.

Employment Agreements

In order to retain the Named Executive Officers and retain continuity of management in the event of an actual or threatened change of control, the Company has entered into employment agreements with certain of the Named Executive Officers. Each agreement covers title, duties and responsibilities, and stipulates compensation terms. Each employment agreement also sets forth the severance benefits due in the event of a change in control or termination without cause. These employment agreements are described below under the caption "Certain Agreements." The estimate of the compensation that would be payable in the event of a change in control or termination without cause is described below under the caption "Potential Payments Upon Termination or Change in Control." The Compensation Committee believes that these agreements are a competitive requirement to attract and retain highly qualified executive officers. Before authorizing the Company to enter into the employment agreements with the Named Executive Officers, the Compensation Committee analyzed each of the termination and change in control arrangements and determined that each arrangement was advisable and appropriate under the circumstances of the Company and given the circumstances of each of the individual Named Executive Officers. The Compensation Committee will review these arrangements again upon the renewal of each employment agreement.

Perquisites

The Company generally offers very limited perquisites to its Named Executive Officers. The use of a company car or a car allowance is provided to the Named Executive Officers.

Tax and Accounting Impact on Compensation

Financial reporting and income tax consequences to the Company of individual compensation elements are important considerations for the Compensation Committee when it is analyzing the overall level of compensation and the mix of compensation. Overall, the Compensation Committee seeks to balance its objective of ensuring an effective compensation package for the Named Executive Officers while attempting to ensure the deductibility of such compensation — at the same time ensuring an appropriate and transparent impact on reported earnings and other closely followed financial measures.

Compensation Recovery Policy

During fiscal 2023, we adopted a compensation recovery policy that complies with applicable stock exchange listing standards that were adopted to implement compensation recovery rules issued by the SEC under the Dodd-Frank Wall Street Reform and Consumer Protection Act. Under the policy, if we are required to prepare a qualifying accounting restatement, we must, subject to limited exceptions, recover from covered officers, including our Named Executive Officers, the excess of the amount of incentive-based compensation received over the amount that otherwise would have been received had it been determined based on the restated amounts. The policy has been filed as Exhibit 97 to our Annual Report on Form 10-K for the year ended October 31, 2023. There was no recovery of compensation required under this policy during fiscal 2025.

COMPENSATION COMMITTEE REPORT

The Compensation Committee, comprised of independent directors, reviewed and discussed the above Compensation Discussion and Analysis (the "CD&A") with management and based on such review and discussion, recommended to the Board that the CD&A be included in this Proxy Statement.

Respectfully submitted,

David A. Garcia, Chairman
Adam Lewis
Daniel Liao

CEO PAY RATIO

As required by SEC rules, we are providing the following information about the ratio of the median annual total compensation of our employees and the annualized total compensation of Mr. George C. Macricostas, our Chief Executive Officer. For the fiscal year ended October 31, 2025:

- the median of salary and bonus compensation of all employees of our Company for fiscal 2025 is estimated to be: $40,842;

- the total annualized compensation of Mr. George C. Macricostas for fiscal 2025 was $5,167,911; and

- based on this information, the ratio of the total compensation of our Chief Executive Officer to the median of the total compensation of all other employees is estimated to be 127 to 1.

Excluding our Chief Executive Officer, we identified the median employee by examining the 2025 total annual base salary plus bonus for all individuals who were employed as of October 31, 2025. We included all our employees, whether full-time or part-time. For any employee that we paid in currency other than U.S. Dollars, we then applied the applicable foreign currency exchange rate as of October 31, 2025 to convert such employee's total compensation into U.S. Dollars.

Once we identified our median employee, we added together all of the elements of such employee's compensation for 2025 in the same way that we calculate the annual total compensation of our Named Executive Officers in the Summary Compensation Table including overtime, bonus, matching contribution pursuant to the Company 401(k) savings and profit sharing and vacation payout, if applicable. To calculate our ratio, we used Mr. Macricostas's annualized total compensation derived from the Summary Compensation Table below and divided that amount by the median employee's annual total compensation.

EXECUTIVE COMPENSATION

The following table sets forth certain information regarding compensation paid or accrued by the Company for services rendered for the three-year period ended October 31, 2025, to each of the following executive officers who served during fiscal 2025 as: (i) Chief Executive Officer; (ii) Chief Financial Officer; (iii) the three other most highly compensated executive officers of the Company who were serving as executive officers at the end of fiscal 2025; and (iv) individuals who would have been Named Executive Officers pursuant to clause (iii) but for the fact they were not serving as such at the end of fiscal 2025 (the "Named Executive Officers").

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	All Other Compensation ($)	Total ($)
George C. Macricostas	2025	492,404	675,000	3,773,012	44,900[2]	4,985,316
Chairman of the Board and	—	—	—	—	—	—
Chief Executive Officer	—	—	—	—	—	—
Frank Lee	2025	783,832	509,484	1,929,600	28,914[3]	3,222,906
President – PDMC and	2024	750,000	603,853	3,572,400	—	4,926,253
former Chief Executive						
Officer	2023	750,000	1,300,000	2,011,200	—	4,061,200
H.K. Park	2025	324,164	205,553	916,560	11,381[3]	1,446,276
Senior Vice President and	2024	319,800	294,406	1,190,800	16,860	1,821,866
General Manager of FPD						
Operations	2023	312,000	374,400	502,800	204,849	1,394,049
Christopher J. Progler[4]	2025	445,805	—	675,360	27,463[5]	1,148,628
Executive Vice President,	2024	445,805	222,903	1,190,800	25,437	1,884,945
Chief Technology Officer,						
Strategic Planning	2023	434,932	347,946	838,000	17,800	1,638,678
Eric Rivera	2025	410,789	340,209	1,342,160	50,575[6]	2,144,733
Executive Vice President	2024	311,313	315,008	985,260	20,429	1,632,010
and Chief Financial Officer	—	—	—	—	—	—
David Wang	2025	332,625	233,652	916,560	36,582[7]	1,498,436
Senior Vice President, COO	2024	308,048	282,234	1,190,800	15,022	1,796,104
of IC Operations	—	—	—	—	—	—

(1) The amounts shown in the "Stock Awards" column represent the closing price of the Common Stock on the date of grant multiplied by the number of shares or units awarded in accordance with ASC No. 718.

(2) Represents a $38,000 car allowance and a $6,900 matching contribution pursuant to the Company's 401(k) Savings and Profit Sharing Plan.

(3) Represents personal usage of a company car.

(4) Dr. Progler retired from all positions with the Company effective December 29, 2025.

(5) Represents a $12,000 car allowance and a $15,463 matching contribution pursuant to the Company's 401(k) Savings and Profit Sharing Plan.

(6) Represents a $36,000 car allowance and a $15,575 matching contribution pursuant to the Company's 401(k) Savings and Profit Sharing Plan.

(7) Represents a $15,600 job allowance and $20,982 for personal usage of a company car.

GRANTS OF PLAN-BASED AWARDS TABLE FOR FISCAL 2025

During the fiscal year ended October 31, 2025, the following plan-based awards were granted to the Named Executive Officers:

Name	Grant Date	Non-Equity Award	All Other Stock Awards: Number of shares of stock or units[1]	Grant Date Fair Value of Stock and Option Awards $
George C. Macricostas	01/29/2025		70,000	1,584,100
	07/11/2025		109,830	2,188,912
Frank Lee	01/03/2025		80,000	1,929,600
H.K. Park	01/03/2025		38,000	916,560
Christopher J. Progler	01/03/2025		28,000	675,360
Eric Rivera	01/03/2025		38,000	916,560
	03/27/2025		20,000	425,600
David Wang	01/03/2025		38,000	916,560

(1)   Restricted stock unit awards vest 25% per year beginning one year after the grant date, with full vesting on the fourth anniversary of the grant date.

See the CD&A for an explanation of the amount of salary and bonus in proportion to total compensation and a description of the material terms of plan-based awards.

OUTSTANDING EQUITY AWARDS AT
FISCAL 2025 YEAR-END

		Option Awards				Stock Awards	
Name	Grant Date	No. of Securities Underlying Unexercised Options (#) Exercisable	No. of Securities Underlying Unexercised Options[1] (#) Un-exercisable	Option Exercise Price ($)	Option Expiration Date	No. of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
George C. Macricostas	1/27/2025					70,000[2]	1,673,000
	7/9/2025					109,830[3]	2,624,937
Frank Lee	1/3/2017	20,000		11.35	1/3/2027		
	3/7/2017	10,000		10.75	3/7/2027		
	1/2/2018	20,000		8.60	1/2/2028		
	1/3/2022					10,000[2]	239,000
	5/18/2022					8,750[2]	209,175
	1/3/2023					60,000[2]	1,434,000
	1/3/2024					90,000[2]	2,151,000
	1/3/2025					80,000[2]	1,912,000
HK Park	1/2/2022					6,250[2]	149,375
	1/3/2023					15,000[2]	358,500
	1/3/2024					30,000[2]	717,000
	1/3/2025					38,000[2]	908,200
Christopher J. Progler	1/3/2022					10,000[2]	239,000
	1/3/2023					25,000[2]	597,500
	1/3/2024					30,000[2]	717,000
	1/3/2025					28,000[2]	669,200
Eric Rivera	1/2/2019	1,000		9.78	1/2/2029		
	1/3/2022					2,113[2]	50,501
	1/3/2023					8,750[2]	209,125
	1/3/2024					9,750[2]	233,025
	10/1/2024					18,750[2]	448,125
	1/3/2025					38,000[2]	908,200
	3/27/2025					20,000[2]	478,000
David Wang	1/3/2022					2,250[2]	53,775
	1/3/2023					15,000[2]	358,500
	1/3/2024					30,000[2]	717,000
	1/3/2025					38,000[2]	908,200

(1) The options vest 25% on each of the first 4 anniversaries of the date of the grant.
(2) Represents restricted stock awards which vest 25% on each of the first 4 anniversaries of the date of the grant.
(3) Represents restricted stock unit awards which vest 25% on each of the first 4 anniversaries of the date of the grant.

OPTION EXERCISES AND STOCK VESTED
FISCAL YEAR ENDED OCTOBER 31, 2025

Name	Option Awards		Stock Awards	
	No. of Shares Acquired On Exercise (#)	Value Realized on Exercise ($)	No. of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
George C. Macricostas	0	0	3,750	90,450
Frank Lee	63,000	1,334,917	87,500	2,076,813
H.K. Park	0	0	28,750	692,900
Christopher J. Progler	63,000	1,537,830	41,250	993,988
Eric Rivera	0	0	17,479	416,304
David Wang	0	0	21,875	527,391

PAY VERSUS PERFORMANCE

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K we are providing the following information about the relationship between executive Compensation Actually Paid ("CAP") for our Chief Executive Officer, also referred to as our principal executive officer ("PEO"), and our other Named Executive Officers ("NEOs") and certain financial performance metrics of the Company for the fiscal years listed below. The Compensation Committee did not consider the pay versus performance disclosure below in making its pay decisions for any of the years shown. For further information on the Company's pay for performance philosophy and how the Company aligns executive compensation with the Company's performance, please refer to "Compensation Discussion and Analysis."

Pay Versus Performance

Year (a)	Summary compensation table total for PEO (b)		Compensation actually paid to PEO (c)		Average summary compensation table total for non-PEO named executive officers (d)	Average compensation actually paid to non-PEO named executive officers (e)	Value of initial fixed $100 investment based on: Total Shareholder return (f)	Value of initial fixed $100 investment based on: MSCI US Semi & Semi Equipment GICS Index (g)	Net income ($ Million) (h)	Revenue ($ Million) (i)
	(1)	(2)	(3)	(4)	(5)					
2025	3,222,906	4,985,316	3,474,231	5,515,191	1,559,518	1,654,924	245.13	618.40	136.4	849.3
2024	4,926,253	—	5,450,366	—	1,673,424	1,571,964	233.85	386.39	130.7	866.9
2023	4,061,200	—	4,458,400	—	1,455,630	1,650,789	188.31	179.39	125.5	892.1
2022	2,924,350	2,470,279	3,238,267	388,101	1,606,992	1,850,223	166.36	109.88	118.8	824.5
2021	—	2,006,994	—	2,638,843	1,119,162	1,439,535	132.93	158.41	55.4	663.8

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(1) Amounts shown reflect the total compensation reported for Dr. Lee, our CEO from May 2022 through May 2025, as set forth in the Summary Compensation Table (SCT) or prior year tables.

(2) Amounts shown in the 2025 row reflect the total compensation reported for George C. Macricostas, our CEO effective May 28, 2025, and in the 2021 and 2022 rows to Dr. Kirlin, our former CEO through 2022, as set forth in the SCT and prior year tables, respectively.

(3) Amounts shown reflect the compensation actually paid to Dr. Lee, our CEO from May 2022 through May 2025, as set forth in the table below.

(4) Amounts shown in the 2025 row reflect the compensation actually paid to George C. Macricostas, our CEO as of May 28, 2025, and in the 2021 and 2022 rows to Dr. Kirlin, our former CEO through 2022, as set forth in the table below.

(5) Non-PEO executives include the following individuals:

- 2025: H.K. Park, Christopher J. Progler, Eric Rivera, David Wang
- 2024: H.K. Park, Christopher J. Progler, Eric Rivera, David Wang, Richelle Burr, John P. Jordan
- 2023: H.K. Park, Christopher J. Progler, Richelle Burr, John P. Jordan
- 2022: Christopher J. Progler, Richelle Burr, John P. Jordan
- 2021: Frank Lee, Christopher J. Progler, Richelle Burr, John P. Jordan

Compensation actually paid to PEO

Year	Summary Comp Table Total	Deduct Reported Grant Date Fair Value of Equity Awards[(1)]	The fair value as of the end of the covered year for all stock and option awards that were granted during the year and remain unvested as of the end of the covered year.	The change in fair value (whether positive or negative) as of the end of the covered year for any awards granted in any prior fiscal year that remain outstanding and unvested as of the end of the covered year.	The fair value as of the vesting date for any awards that were granted and vested in the covered fiscal year.	Forfeitures	The change in fair value (whether positive or negative) as of the vesting date of any awards granted in any prior year for which all applicable vesting conditions were satisfied during the covered year.	Total Compensation Actually Paid (CAP)
(a)	(b)	(c)	(d)	(e)	(f)		(h)	(i)
2025 (Macricostas)[(2)]	4,985,316	3,733,012	4,297,937	—	0		4,950	5,515,191
2025 (Lee)	3,222,906	1,929,600	1,912,000	185,625	0		83,300	3,474,231
2024 (Lee)[(3)]	4,926,253	(3,572,400)	2,736,000	604,950	0		755,563	5,450,366
2023 (Lee)	4,061,200	(2,011,200)	2,203,200	176,550	0		28,650	4,458,400
2022 (Lee)	2,924,350	(1,310,550)	1,216,500	173,613	0		234,354	3,238,267
2022 (Kirlin)[(4)]	2,470,279	(1,735,200)	0	0	0	(1,623,750)	500,570	(388,101)
2021 (Kirlin)	2,006,994	(932,450)	1,104,150	382,667	0		77,482	2,638,843

(1) The grant date fair value of equity awards in column (c) represents the total of the amounts reported in the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for the applicable year.

(2) Amounts shown include the compensation actually paid to Mr. Macricostas, our CEO from May 28, 2025.

(3) Amounts shown include the compensation actually paid to Dr. Lee, our CEO from May 2022 through May 28, 2025.

(4) Amounts shown include amounts actually paid to Dr. Kirlin, our former CEO.

Average Compensation actually paid to Non-PEO NEO(s)[(1)]

Year	Summary Comp Table Total Average	Deduct Average Reported Grant Date Fair Value of Equity Awards[(2)]	The fair value as of the end of the covered year for all stock and option awards that were granted during the year and remain unvested as of the end of the covered year.	The change in fair value (whether positive or negative) as of the end of the covered year for any awards granted in any prior fiscal year that remain outstanding and unvested as of the end of the covered year.	The fair value as of the vesting date for any awards that were granted and vested in the covered fiscal year.	Forfeitures	The change in fair value (whether positive or negative) as of the vesting date of any awards granted in any prior year for which all applicable vesting conditions were satisfied during the covered year.	Average Total Compensation Actually Paid (CAP)
(a)	(b)	(c)	(d)	(e)	(f)		(h)	(i)
2025	1,559,518	(962,660)	967,950	55,787	0		34,328	1,654,924
2024	1,673,424	(1,057,310)	657,400	139,095	0	(206,550)	365,905	1,571,964
2023	1,455,630	(670,400)	734,400	113,688	0		17,471	1,650,789
2022	1,606,992	(848,250)	729,900	166,883	0		194,698	1,850,223
2021	1,119,162	(448,270)	474,135	158,104	58,455		77,949	1,439,535

(1) The 'Compensation Actually Paid' to Non-PEO NEOs reflects amounts for all individuals who served as Non-PEO Named Executive Officers at any point during the year, including those who served only part of the year due to executive transitions. Non-PEO executives include the following individuals:

- 2025: H.K. Park, Christopher J. Progler, Eric Rivera, David Wang,
- 2024: H.K. Park, Christopher J. Progler, Eric Rivera, David Wang, Richelle Burr, John P. Jordan
- 2023: H.K. Park, Christopher J. Progler, Richelle Burr, John P. Jordan
- 2022: Christopher J. Progler, Richelle Burr, John P. Jordan
- 2021: Frank Lee, Christopher J. Progler, Richelle Burr, John P. Jordan

(2) The grant date fair value of equity awards in column (c) represents the average of the amounts reported in the 'Stock Awards' and 'Option Awards' columns in the Summary Compensation Table for all Non-PEO NEOs for the applicable year.

Description of Relationship Between PEOs and Non-PEO NEO Compensation Actually Paid and Performance Measures

The following chart sets forth the relationship between Compensation Actually Paid to our PEO, the average of Compensation Actually Paid to our Non-PEO NEOs, the Company's cumulative TSR, and our Peer Group TSR, in each case, over the five most recently completed fiscal years.



The following chart sets forth the relationship between Compensation Actually Paid to our PEO, the average of Compensation Actually Paid to our Non-PEO NEOs, our Net Income and our Revenue, in each case, during the five most recently completed fiscal years.



Tabular List of Financial Performance Measures

The Company considers the following to be the most important financial performance measures it uses to link actual compensation paid to its Named Executive Officers, for the periods fiscal 2021, 2022, 2023, 2024 and 2025 as set forth in the graphs above.

- Revenue

- Gross Margin

- Operating Income

- Net Income

CERTAIN AGREEMENTS

Mr. George C. Macricostas and the Company entered into an Amended Employment Agreement (the "Employment Agreement") effective May 28, 2025, the date of Mr. Macricostas' appointment as the Company's Chief Executive Officer, which amends and restates the prior Employment Agreement between the Company and Mr. Macricostas dated April 11, 2025. Pursuant to the Employment Agreement, Mr. Macricostas will receive an annual base salary of $675,000, subject to review by the Compensation Committee of the Board of Directors at least annually for increase but not for decrease, and is eligible to receive annual bonuses in the discretion of the Compensation Committee. Mr. Macricostas received a bonus of $675,000 in December 2025. Mr. Macricostas is also entitled to participate in employee benefit plans and arrangements as established by the Company for similarly situated executives. The initial term of Mr. Macricostas' employment agreement shall end on May 28, 2028, and thereafter be automatically renewed and extended for consecutive two (2) year renewal terms, unless either party sends to the other party a notice of non-renewal at least one hundred eighty (180) days prior to the expiration of the term or any then-current renewal term. If the Company terminates Mr. Macricostas' employment without Cause (as defined in the Employment Agreement), or Mr. Macricostas terminates his employment with the Company for Good Reason (as defined in the Employment Agreement), Mr. Macricostas shall be entitled to receive: (i) a cash payment equal to one (1) year of annual base salary as is in effect immediately prior to the date of such termination, to be paid in equal installments, during the twelve (12) month period following the expiration of the revocation period in the release to be provided to the Company; (ii) for a period of twelve (12) months following the termination of employment, Mr. Macricostas shall receive continuation of all employee health and welfare benefits to which he was entitled (or COBRA benefits at least equivalent thereto); and (iii) any accrued but unused vacation and sick days, any authorized but unpaid annual bonus, reimbursement for any unreimbursed expenses, and all other accrued payments, benefits and rights under any benefit, compensation, incentive, equity or fringe benefit plan, program or arrangement or grant (such payments, rights and benefits, collectively, the "Accrued Benefits"). If following a Change of Control (as defined in the Employment Agreement) during the Change of Control Period (as defined in the Employment Agreement), Mr. Macricostas is terminated by the Company or any successor for any reason (other than for Cause), or Mr. Macricostas resigns for Good Reason, Mr. Macricostas shall be entitled to receive: (i) the Accrued Benefits; (ii) the product of (x) the greater of: (aa) the annual bonus paid or payable (annualized for any fiscal year consisting of less than twelve full months or for which Mr. Macricostas has been employed for less than twelve full months) for the most recently completed fiscal year, if any; or (bb) the average bonus (annualized for any fiscal year consisting of less than twelve full months or with respect to which Mr. Macricostas has been employed by the Company for less than twelve full months) paid or payable to Mr. Macricostas by the Company and its affiliated companies in respect of the three fiscal years immediately preceding the fiscal year in which the termination date occurs (such greater amount, the "Highest Annual Bonus"), and (y) a fraction, the numerator of which is the number of days in the current fiscal year through the expiration of the revocation period in the release to be provided to the Company, and the denominator of which is 365 (the "Stub Bonus"); (iii) an amount equal to the product of (x) 1.5; and (y) the sum of the annual base salary and the Highest Annual Bonus; and (iv) eighteen (18) months of the cost of all employee health and welfare benefits to which he was entitled. Any such payments shall be made in a lump sum, subject to statutory deductions and withholdings, in cash within the later of ten (10) business days after the termination date, the expiration of the revocation period in the release to be provided to the Company, or any earlier time required by applicable law. During his term of employment and for a period of eighteen (18) months thereafter, Mr. Macricostas covenants and agrees that he shall not compete, directly or indirectly with the Company or its subsidiaries or affiliates in the business of developing, manufacturing and/or marketing photomasks, which are high-precision photographic quartz or glass plates containing microscopic images of electronic circuits (the "Business") in any geographic area in which the Company has conducted its Business during the 12-month period immediately preceding the date of termination of his employment. In addition, during the term of employment and for a period of eighteen (18) months thereafter, Mr. Macricostas covenants and agrees that he shall not, alone or with others, directly or indirectly solicit for his benefit or the benefit of any person or organization other than the Company, the employment or other services of any individual whom he knows, or reasonably should know, is an executive or consultant of the Company or any subsidiary or affiliate thereof.

Dr. Lee and the Company entered into a three-year employment agreement dated October 31, 2019. The Compensation Committee or the Board of Directors reviews Dr. Lee's base salary from time to time in accordance with normal business practices of the Company, and as a result of such reviews, may increase his base salary.

Dr. Lee's current base salary is $783,099. Dr. Lee received a bonus of $509,484 in December 2025. The agreement is automatically extended for consecutive one-year periods unless the Company gives at least 30 days' notice of its intent not to renew. Dr. Lee is entitled to participate in employee benefits plans and arrangements as established by the Company for similarly situated executives. Dr. Lee is also entitled to receive an automobile allowance in accordance with the Company's policies and provisions applicable to other similarly situated executives of the company. If the agreement is terminated by the company for reasons other than for "cause", or Dr. Lee resigns for "good reason", Dr. Lee will receive a payment equal to 100% of his base salary paid out over 12 months. The agreement also provides severance payments equal to 150% of his base salary payable over 18 months in the event of involuntary termination other than for "cause" (including resignation for "good reason") following a "change in control" and Dr. Lee's stock options or similar rights will become immediately vested. Dr. Lee has agreed not to engage in any activity that competes with the Company's business during the term of his employment agreement and for twelve months after.

Mr. Eric Rivera and the Company entered into a three-year employment agreement dated April 30, 2025, pursuant to which Mr. Rivera will receive an annual base salary of $425,261, subject to review by the Compensation Committee of the Board of Directors at least annually for increase but not for decrease, and is eligible to receive annual bonuses in the discretion of the Compensation Committee. Mr. Rivera received a bonus of $340,209 in December 2025. Mr. Rivera is also entitled to participate in employee benefit plans and arrangements as established by the Company for similarly situated executives. The term of Mr. Rivera's employment shall end on April 30, 2028, and thereafter be automatically renewed and extended for consecutive two (2) year renewal terms, unless either party sends to the other party a notice of non-renewal at least one hundred eighty (180) days prior to the expiration of the term or any then-current renewal term. If the Company terminates Mr. Rivera's employment without Cause (as defined in the Employment Agreement), or Mr. Rivera terminates his employment with the Company for Good Reason (as defined in the Employment Agreement), Mr. Rivera shall be entitled to receive: (i) a cash payment equal to one (1) year of annual base salary as is in effect immediately prior to the date of such termination, to be paid in equal installments, during the twelve (12) month period following the expiration of the revocation period in the release to be provided to the Company; (ii) for a period of twelve (12) months following the termination of employment, Mr. Rivera shall receive continuation of all employee health and welfare benefits to which he was entitled (or COBRA benefits at least equivalent thereto); and (iii) any accrued but unused vacation and sick days, any authorized but unpaid annual bonus, reimbursement for any unreimbursed expenses, and all other accrued payments, benefits and rights under any benefit, compensation, incentive, equity or fringe benefit plan, program or arrangement or grant (such payments, rights and benefits, collectively, the "Accrued Benefits"). If following a Change of Control (as defined in the Employment Agreement) during the Change of Control Period (as defined in the Employment Agreement), Mr. Rivera is terminated by the Company or any successor for any reason (other than for Cause), or Mr. Rivera resigns for Good Reason, Mr. Rivera shall be entitled to receive: (i) the Accrued Benefits; (ii) the product of (x) the greater of: (aa) the annual bonus paid or payable (annualized for any fiscal year consisting of less than twelve full months or for which Mr. Rivera has been employed for less than twelve full months) for the most recently completed fiscal year, if any; or (bb) the average bonus (annualized for any fiscal year consisting of less than twelve full months or with respect to which Mr. Rivera has been employed by the Company for less than twelve full months) paid or payable to Mr. Rivera by the Company and its affiliated companies in respect of the three fiscal years immediately preceding the fiscal year in which the termination date occurs (such greater amount, the "Highest Annual Bonus"), and (y) a fraction, the numerator of which is the number of days in the current fiscal year through the expiration of the revocation period in the release to be provided to the Company, and the denominator of which is 365 (the "Stub Bonus"); (iii) an amount equal to the product of (x) 1.5; and (y) the sum of the annual base salary and the Highest Annual Bonus; and (iv) eighteen (18) months of the cost of all employee health and welfare benefits to which he was entitled. Any such payments shall be made in a lump sum, subject to statutory deductions and withholdings, in cash within the later of ten (10) business days after the termination date, the expiration of the revocation period in the release to be provided to the Company, or any earlier time required by applicable law. During his term of employment and for a period of eighteen (18) months thereafter, Mr. Rivera covenants and agrees that he shall not compete, directly or indirectly with the Company or its subsidiaries or affiliates in the business of developing, manufacturing and/or marketing photomasks, which are high-precision photographic quartz or glass plates containing microscopic images of electronic circuits (the "Business") in any geographic area in which the Company has conducted its Business during the 12-month period immediately preceding the date of termination of his employment. In addition, during the term of employment and for a period of eighteen (18) months thereafter,

Mr. Rivera covenants and agrees that he shall not, alone or with others, directly or indirectly solicit for his benefit or the benefit of any person or organization other than the Company, the employment or other services of any individual whom he knows, or reasonably should know, is an executive or consultant of the Company or any subsidiary or affiliate thereof.

Dr. Progler and the Company entered into a three-year employment agreement dated September 10, 2007. The Compensation Committee or the Board of Directors reviewed Dr. Progler's base salary from time to time in accordance with normal business practices of the Company, and as a result of such reviews increased his base salary. Dr. Progler's final base salary was $445,805. Dr. Progler received no bonus in December 2025. Consistent with our previous disclosure, in connection with Dr. Progler's separation, on January 17, 2026, Dr. Progler entered into a Release Agreement as contemplated by his employment agreement, pursuant to which Dr. Progler is entitled to (i) a payment in the amount of the sum of (A) his base salary through the last day of employment to the extent not theretofore paid, (B) any previously deferred compensation together with any accrued interest or earnings thereon, and (C) any accrued vacation pay according to Company U.S. Vacation Policy, in each case to the extent not theretofore paid; (ii) a payment of $445,805 (equal to his base salary for a 12 month period) payable in 26 equal installments in accordance with our current pay practices starting on the effective date of the Release Agreement, and (iii) subject to timely election of health care continuation coverage under COBRA, payment of monthly COBRA premiums commencing on the separation date of December 29, 2025 and ending on the earlier of (x) 12 months following the Separation Date or (y) the date his COBRA coverage ceases for any reason. The Release Agreement included mutual general releases between Dr. Progler and the Company of certain claims through the effective date of the Release Agreement. Dr. Progler will also be subject to certain non-competition and non-solicitation provisions for a period of 12 months from the effective date of the Release Agreement.

EQUITY COMPENSATION PLAN INFORMATION

The following table includes information concerning the Company's equity compensation plans as of October 31, 2025.

Plan Category	No. of Shares to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants, and rights (b)	No. of Shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity Compensation Plans Approved by Shareholders	1,656,399	$ 23.90	4,874,670[1]
Equity Compensation Plans Not Approved by Shareholders	0	0	0
Total	1,656,399	$ 23.90	4,874,670

(1) Represents shares of Photronics Common Stock available for future grants under the 2025 Equity Incentive Plan and shares available under the Company's Employee Stock Purchase Plan.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Mr. Macricostas, Dr. Lee and Mr. Rivera have employment agreements with the Company that provide for severance payments in the event of termination by the Company without cause, termination upon a change of control, or resignation by such Named Executive Officer with good reason. The employment agreements are further described above under the caption "Certain Agreements."

The table below was prepared as if the Named Executives Officer's employment was terminated as of October 31, 2025, the last business day of our 2025 fiscal year and, if applicable, a change in control occurred on that date. The table also utilizes the closing share price of Common Stock on October 31, 2025.

Name	Severance Payment ($)[1]	Benefit Plans ($)[2]	Options ($)	Restricted Stock ($)[3]	Total ($)
George C. Macricostas					
Termination without cause or					
resignation for good reason[4]	739,904	42,767			782,671
Termination upon change of control	3,037,500	64,151		4,297,937	7,399,588
Eric Rivera					
Termination without cause or					
resignation for good reason[4]	466,151	42,767			508,918
Termination upon change of control	1,615,992	64,151	14,120	2,326,976	4,021,239
Frank Lee					
Termination without cause or					
resignation for good reason[4]	783,822	544			784,376
Termination upon change of control	1,085,846	544	1,076,910	5,945,125	8,108,435

(1) The calculation was based on base salary for fiscal 2025.
(2) Actual COBRA premiums for 18 months in the case of Macricostas and Rivera; 12 months of continued contribution to NIH (Taiwan) for Lee.
(3) The value of restricted stock assumes all unvested outstanding awards as of October 31, 2025, were immediately vested upon the change of control, regardless of whether termination of employment, for any reason has occurred, as provided under the Company's stock incentive plans. In the case of restricted stock the value is based on the number of outstanding shares that would not ordinarily have vested as of October 31, 2025, multiplied by $23.90, the closing share price on October 31, 2025.
(4) Assumes no bonus will be paid as part of the severance payment.

DIRECTORS' COMPENSATION

At the meeting of the Board of Directors held in November 2025, the Compensation Committee, in consultation with a third-party compensation advisory firm, recommended to the Board certain adjustments to the Board and Committee compensation paid to Board members, and instituted an additional payment to the Lead Independent Director. The Board, after considering this recommendation, established a new director compensation program. When assessing the directors' compensation, the Compensation Committee and its consultant refreshed our peer group (described above in the CD&A), and reviewed the compensation of the directors in that expanded peer group, reviewing each element of director compensation including the annual retainer, committee chairperson and member retainers, lead independent director retainers, and equity awards to determine whether the amounts are competitive and reasonable for the services provided by the directors. We believe that providing part of the directors' annual retainer compensation in the form of equity rather than cash serves to align the interests of our directors with our Shareholders as they become Shareholders themselves. For calendar year 2025 we amended our practice of basing director equity awards on a quantity of shares and believe basing such awards on their monetary value better aligns with the practices of our peer group. Effective as of calendar year 2025, directors who are not employees of the Company will receive an annual cash retainer of $70,000, and the Lead Independent Director will receive an additional retainer of $20,000. There are no additional fees for attending Board meetings. Committee Chairpersons and Members are entitled to the following additional cash retainers as compensation:

Committee	Chairperson	Member
Audit	$ 40,000	$ 10,000
Compensation	$ 40,000	$ 7,500
Nominating	$ 20,000	$ 5,000
Cybersecurity	$ 15,000	$ 7,500

In calendar year 2025, the aggregate of each Director's fees and committee fees were payable in two installments: January and July. Directors who are also employees of the Company (presently our Chief Executive Officer and our President of PDMC) are not compensated for serving on the Board but are paid pursuant to their respective Employment Agreements with the Company.

Grants of stock as part of the directors' annual compensation were approved at the first Board meeting of the Company's fiscal year and issued in the next calendar year. In January 2025, each director received an award of restricted stock units equivalent to $170,000 on the grant date. The restrictions on these awards lapsed on April 3, 2025, July 3, 2025, October 3, 2025 and January 3, 2026.

DIRECTOR COMPENSATION TABLE

The following table discloses the compensation of the non-employee directors who served as our directors during the fiscal year ended October 31, 2025. Committee assignments were adjusted as of the 2025 Annual Shareholder Meeting, with pro-rated fees disclosed in the footnotes to this table.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Total ($)
Walter M. Fiederowicz[1]	69,375[2]	170,000[3]	239,375
David A. Garcia	122,917[4]	170,000[5]	292,917
Adam Lewis	115,625[6]	170,000[5]	285,625
Daniel Liao	101,250[7]	170,000[5]	271,250
Constantine S. Macricostas	77,500[8]	170,000[5]	247,500
George C. Macricostas	0[9]	0[9]	0
Mary Paladino	80,000[10]	170,000[1]	250,000
Mitchell G. Tyson	87,500[11]	170,000[1]	257,500

(1) Mr. Fiederowicz did not stand for re-election as a Board Member at the 2025 Annual Shareholder Meeting.

(2) Represents $70,000 as an annual retainer (prorated to $17,500 for one-quarter year of service), $40,000 as Chairman of the Audit Committee (prorated to $10,000 for one-quarter year of service), $7,500 as Member of the Compensation Committee (prorated to $1,875 for one-quarter year of service), and an additional $40,000 as partial compensation for additional services rendered on behalf of the Audit Committee during Fiscal Year 2024.

(3) Represents a full year of equity compensation as partial compensation for additional services rendered on behalf of the Audit Committee during Fiscal Year 2024; see footnote (5).

(4) Represents $70,000 as an annual retainer, $40,000 as Chairman of the Compensation Committee, $5,000 as Member of the Nominating Committee (prorated to $1,250 for one-quarter year service prior to the 2025 ASM), $10,000 as Member of the Audit Committee (prorated to $7,500 for three-quarter year service post-ASM).

(5) Represents 7,548 shares of restricted stock granted in January 2025 at a per-share value of $22.52, which vest quarterly over a year from the date of grant. As of October 31, 2025, directors had the following aggregate unvested restricted shares: Fiederowicz: 1887; Garcia 1887; Lewis: 1887; Liao: 1887; C. Macricostas: 1887; Paladino: 1887; Tyson: 1887.

(6) Represents $70,000 as an annual retainer, $20,000 as Chairman of the Nominating Committee (prorated to $5,000 for one-quarter year service prior to the 2025 ASM), $10,000 as Member of the Audit Committee (prorated to $2,500 for one-quarter year service prior to the 2025 ASM), 40,000 as Chairman of the Audit Committee (prorated to $30,000 for three-quarter year service post-ASM), $7,500 as Member of the Compensation Committee (prorated to $5,625 for three-quarter year service post-ASM), and $5,000 as Member of the Nominating Committee (prorated to $2,500 for three-quarter year service post-ASM).

(7) Represents $70,000 as an annual retainer, $7,500 as Member of the Compensation Committee, $5,000 as Member of the Nominating Committee (prorated to $1,250 for one-quarter year service prior to the 2025 ASM), $20,000 as Chairman of the Nominating Committee (prorated to $15,000 for three-quarter year service post-ASM), and $10,000 as Member of the Audit Committee (prorated to $7,500 for three-quarter year service post-ASM).

(8) Represents $70,000 as an annual retainer, and $7,500 as Member of the Cybersecurity Committee.

(9) Mr. George C. Macricostas did not receive cash or equity Board compensation in Fiscal Year 2025.

(10) Represents $70,000 as an annual retainer, $10,000 as Member of the Audit Committee (prorated to $2,500 for one-quarter year service prior to the 2025 ASM), $7,500 as Member of the Compensation Committee (prorated to $1,875 for one-quarter year service prior to the 2025 ASM), and $7,500 as Member of the Cybersecurity Committee (prorated to $5,625 for three-quarter year service post-ASM).

(11) Represents $70,000 as an annual retainer, $15,000 as Chairman of the Cybersecurity Committee, $10,000 as Member of the Audit Committee (prorated to $2,500 for one-quarter year service prior to the 2025 ASM).

COMPENSATION COMMITTEE
INTERLOCKS AND INSIDER PARTICIPATION

During fiscal 2025, no members of the Compensation Committee were officers or employees of the Company or any of its subsidiaries. During fiscal 2025, no executive officers of the Company served on the Compensation Committee or the Board of Directors of another entity whose executive officers served on the Company's Compensation Committee.

PROPOSAL 2
RATIFICATION OF THE SELECTION OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected Deloitte & Touche LLP ("D&T"), independent registered public accounting firm, to audit the consolidated financial statements of the Company and its subsidiaries for the fiscal year ending October 31, 2026. We are asking you to ratify this selection at the meeting. Although Shareholder approval of the appointment of D&T is not required by law, the Audit Committee believes it is advisable to give Shareholders the right to ratify this appointment as a matter of good corporate practice. Disapproval of D&T will be considered a recommendation that the Audit Committee select other auditors for the following fiscal year, and the Audit Committee retains its discretion to retain or terminate D&T as it deems to be in the Company's best interests.

A representative of D&T will be available at the meeting to answer appropriate questions and may make a statement.

Approval of this proposal to ratify the appointment of D&T requires a majority of the votes cast by the Shareholders entitled to vote at the Annual Meeting.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" RATIFYING THE SELECTION OF D&T AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING OCTOBER 31, 2026.

PROPOSAL 3
TO APPROVE, BY NON-BINDING VOTE, THE COMPENSATION OF
OUR NAMED EXECUTIVE OFFICERS

Pursuant to the Dodd-Frank Act, we are asking our Shareholders to provide advisory approval of the compensation of our Named Executive Officers, as we have described it in the CD&A section of this proxy statement beginning on page 15. At our 2023 annual meeting of Shareholders, the Shareholders voted, on an advisory basis, in favor of annual votes with respect to Named Executive Officer compensation, and our Board of Directors has agreed to implement annual votes with respect thereto. While this vote is advisory, and not binding on the Company, it will provide information to our Compensation Committee regarding investor sentiment about our executive compensation philosophy, policies, and practices which the Compensation Committee will be able to consider when determining executive compensation for future years. For the reasons stated below, we are requesting your approval of the following non-binding resolution:

"RESOLVED, that the compensation paid to the Company's Named Executive Officers, as set forth in the Compensation Discussion and Analysis, compensation tables and narrative discussion is hereby APPROVED."

The compensation of our Named Executive Officers and our compensation philosophy policies are comprehensively described in the CD&A and its accompanying tables (including all footnotes).

The Compensation Committee designs our compensation policies for our Named Executive Officers to create executive compensation arrangements that are competitive, align pay with creating Shareholder value and balance compensation risk appropriately in the context of the Company's business strategy. Based on its review of the total compensation of our Named Executive Officers for fiscal year 2025, the Compensation Committee believes that the total compensation for each of the Named Executive Officers is reasonable and effectively achieves the designed objectives of driving Company performance, attracting, retaining and motivating our people, aligning our executives with Shareholders' long-term interests, and discouraging excessive risk taking.

Neither the approval nor the disapproval of this resolution will be binding on us or the Board of Directors or will be construed as overruling a decision by us or the Board of Directors. Neither the approval nor the disapproval of this resolution will create or imply any change to our fiduciary duties or create or imply any additional fiduciary duties for us or the Board of Directors.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" APPROVING THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

RELATED PARTY TRANSACTIONS

The Company has an operating policy the purpose of which is to ensure that contracts with entities in which any director, officer, or other member of management has a financial interest are competitively priced and commercially reasonable. Under the policy, any such contract must be reviewed and approved in advance by the Audit Committee. To the extent that anyone on the Audit Committee is the person with a financial interest, the Chief Executive Officer and Chief Financial Officer of the Company will obtain independent assessment of the commercial reasonableness of the contract when considered necessary.

Dr. Frank Lee is related to an individual in a position of authority at one of our largest customers. We recorded revenue from this customer of $137.3 million in fiscal 2025. As of October 31, 2025, we had accounts receivable of $38.3 million from this customer.

We believe that the terms of our transactions with the related parties described above were negotiated at arm's length and were no less favorable to us than terms we could have obtained from unrelated third parties.

SOLICITATION OF PROXIES AND COSTS THEREOF

We will bear the costs of solicitation of proxies. We have engaged Alliance Advisors, LLC to assist us with the solicitation of proxies and provide related advice and informational support for a services fee and the reimbursement of customary disbursements both of which are not expected to exceed $30,000 in the aggregate. In addition to solicitations by mail, certain of our officers may solicit proxies by telephone, email and personal interviews without additional remuneration. We will request brokers, custodians, and fiduciaries to forward proxy solicitation material to the owners of shares of our common stock that they hold in their names. We will reimburse banks and brokers for their reasonable out-of-pocket expenses incurred in connection with the distribution of our proxy materials.

As of the date of this proxy statement, the Board of Directors knows of no matters which will be presented for consideration at the Annual Meeting of Shareholders other than the proposals set forth in this Proxy Statement. If any other matters properly come before the Annual Meeting of Shareholders, the persons named in the proxy will act in respect thereof in accordance with their best judgment.

DELINQUENT SECTION 16(A) REPORTS

Section 16(a) of the Exchange Act, as amended, requires the Company's executive officers and directors and persons who beneficially own more than ten percent of a registered class of the Company's equity securities to file an initial report of beneficial ownership on Form 3 and changes in beneficial ownership on Form 4 or 5 with the SEC. Executive officers, directors and greater than ten percent Shareholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) forms they file. Based solely on its review of the copies of such forms received by it, or written representations from the reporting persons, we believe there were no delinquent filings during the 2025 fiscal year except as follows:

- Constantine Macricostas was late to file one Form 4 by one business day

- Frank Lee was late on one Form 4 for two transactions

- Christopher Progler was late on one Form 4

- Eric Rivera was late on one Form 4 related to net settlement upon vesting of ESPP shares

FORM 10-K AND ADDITIONAL INFORMATION

The Company's Annual Report, which includes audited financial statements and financial statement schedules, will be furnished, free of charge, upon written request directed to the Secretary, Photronics, Inc., 15 Secor Road, Brookfield, Connecticut 06804 (203-775-9000). It can also be accessed on our web site at *https://photronicsinc.gcs-web.com/financial-information/annual-reports*.

MULTIPLE SHAREHOLDERS SHARING THE SAME ADDRESS

The Company has adopted a procedure approved by the SEC called "householding" which will reduce our printing costs and postage fees. Under this procedure, multiple Shareholders residing at the same address will receive a single copy of the annual report and proxy statement unless the Shareholder notifies the Company that they wish to receive individual copies. Shareholders may revoke their consent to householding at any time by contacting Alliance Advisors, LLC either by calling toll-free at 1 (866) 584-0577, or by writing to Alliance Advisors, Proxy Logistics, 200 Broadacres Drive, 3rd Floor, Bloomfield, New Jersey, 07003. The Company will remove you from the householding program within 30 days of receipt of your request, following which you will receive an individual copy of our disclosure document.

SHAREHOLDER PROPOSALS

Under Rule 14a-8 Shareholder proposals intended for inclusion in the Company's proxy statement for the 2027 Annual Meeting of Shareholders must be received by the Company no later than October 26, 2026, which is 120 calendar days before the 1-year anniversary of the date the Company's proxy statement was released to Shareholders in connection with the previous year's annual meeting. Such proposals must meet certain requirements of applicable laws and regulations in order to be considered for possible inclusion in the proxy statement for that meeting.

In order to comply with the SEC's universal proxy rules, Shareholders who intend to solicit proxies for the Company's 2027 Annual Meeting of Shareholders in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than February 6, 2027. If the date of the Company's 2027 Annual Meeting of Shareholders is changed by more than 30 calendar days from the date of the 2026 Annual Meeting of Shareholders, then notice must be provided by the later of 60 calendar days prior to the date of the 2027 Annual Meeting or the 10th calendar day following the day on which public announcement of the date of the 2027 Annual Meeting is first made by the Company, in accordance with Rule 14a-19(b)(1).

Shareholders may also submit proposals in connection with the Photronics 2027 Annual Meeting of Shareholders outside of the processes set forth in Rule 14a-8 of the Exchange Act. Shareholders who wish to present such proposals must submit their proposals on or before December 30, 2027.

Proposals may be mailed to Photronics, Inc., to the attention of the Secretary, 15 Secor Road, Brookfield, Connecticut 06804. A nomination by a qualifying Shareholder may be made only pursuant to timely notice (in the same time frame as a Shareholder proposal) in proper written form to the Secretary.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)
☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934** For the fiscal year ended October 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934** For the transition period from ___ to ___

Commission file number 0-15451

PHOTRONICS, INC.

(Exact name of registrant as specified in its charter)

Connecticut	06-0854886
(State or other jurisdiction of incorporation or organization)	*(IRS Employer Identification No.)*

15 Secor Road, Brookfield, Connecticut 06804
(Address of principal executive offices)(Zip Code)
(203) 775-9000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
COMMON STOCK $0.01 par value	PLAB	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	Accelerated Filer	Non-Accelerated Filer	Smaller Reporting Company	Emerging Growth company
☒	☐	☐	☐	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act ((§15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of May 2, 2025, which was the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the shares of the registrant's common stock held by non-affiliates was approximately $934,773,176 (based upon the closing price of $19.22 per share as reported by the NASDAQ Global Select Market on that date).

As of December 11, 2025, 59,064,641 shares of the registrant's common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of our Proxy Statement for the 2026 Annual Meeting of Shareholders to be filed with the U.S. Securities and Exchange Commission pursuant to regulation 14A under the Securities Exchange Act of 1934, as amended are incorporated by reference into Part III of this Annual Report on Form 10-K.

PHOTRONICS, INC.
ANNUAL REPORT ON FORM 10-K
OCTOBER 31, 2025

TABLE OF CONTENTS

Glossary of Terms and Acronyms

Definitions of certain terms and acronyms that may appear in this report are provided below.

AI	Artificial intelligence
AMOLED	Active-matrix organic light-emitting diode. A technology used in mobile devices.
Application-specific IC	An integrated circuit customized for a particular use, rather than intended for general-purpose use
ASC	Accounting Standards Codification
ASP	Average Selling Price
ASU	Accounting Standards Update
CHIPS Act	U.S. CHIPS and Science Act of 2022
CNY	Chinese Yuan
DNP	Dai Nippon Printing Co., Ltd.
EUV	A wafer lithography technology using the industry standard extreme ultraviolet (EUV) wavelength. EUV photomasks function by selectively reflecting or blocking light, in contrast to conventional photomasks which function by selectively transmitting or blocking light
Exchange Act	The Securities Exchange Act of 1934 (as amended)
FASB	Financial Accounting Standards Board
Form 10-K	Annual Report on Form 10-K
Form 10-Q	Quarterly Report on Form 10-Q
FPDs	Flat-panel displays, or "displays"
Generation	In reference to flat panel displays, refers to the size range of the underlying substrate to which a photomask is applied. Higher generation (or "G") numbers represent larger substrates
High-end (photomasks)	For IC, photomasks that are 28nm or smaller; for FPD, AMOLED, G10.5+, and LTPS photomasks
ICs	Integrated circuits, or semiconductors
LTPS	Low-Temperature Poly Silicon, a polycrystalline silicon synthesized at relatively low temperatures; polycrystalline silicon in thin-film transistors (TFTs) are used in liquid-crystal display (LCD) flat panels and to drive organic light-emitting diode (OLED) displays
Mainstream (photomasks)	For IC, photomasks that service IC nodes greater than 28nm; for FPD, G8 and smaller photomasks
Optical proximity correction	A photolithography enhancement technique applied to compensate for the limitations of light to maintain the edge placement integrity of an original design, imaged onto a silicon wafer, for further processing to an etched pattern.
PDMCX	Xiamen American Japan Photronics Mask Co., Ltd., a joint venture of Photronics and DNP
ROU (assets)	Right-of-use asset
SEC	Securities and Exchange Commission
Securities Act	The Securities Act of 1933 (as amended)
SOC-1 report	Service Organization Control 1 report
U.S. GAAP	Accounting principles generally accepted in the United States of America
VIE	Variable Interest Entity
Wafer	A wafer, or silicon wafer, is a thin slice of semiconductor material that, in the fabrication of microelectronics, serves as the substrate for microelectronic devices built in and upon the wafer

All references to "2025", "2024", and "2023" are to our fiscal years ended on October 31 of those years, unless otherwise stated.

Cautionary Statement Regarding Forward-Looking Statements

This Form 10-K contains forward-looking statements, as defined by the SEC. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements made by us, or on our behalf. Forward-looking statements are statements other than statements of historical fact, including, without limitation, those statements that include such words as "anticipates", "believes", "estimates", "expects", "intends", "may", "plans", "predicts", and similar expressions, and, without limitation, may address our future plans, objectives, goals, strategies, events, or performance, as well as underlying assumptions and other statements that are other than statements of historical facts. On occasion, in other documents filed with the SEC, press releases, conferences, or by other means, we may discuss, publish, disseminate, or otherwise make available, forward-looking statements, including statements contained within Part II, Item 7 – "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Form 10-K.

Forward-looking statements involve risks and uncertainties, which could cause actual results or outcomes to differ materially from those expressed. Our expectations, beliefs and projections are expressed in good faith and are believed by us to have a reasonable basis, including, without limitation, management's examination of historical operating trends, information contained in our records, and information we have obtained from other parties. However, we can offer no assurance that our expectations, beliefs, or projections will be realized, accomplished or achieved.

Forward-looking statements within this Form 10-K speak only as of the date of its filing, and we undertake no obligation to update any such statements to reflect changes in events or circumstances that may subsequently occur. Users of this Form 10-K are cautioned that various factors may cause actual results to differ materially from those contained in any forward-looking statements found within this Form 10-K and that they should not place undue reliance on any forward-looking statement. In addition, all forward-looking statements, whether written or oral and whether made by us or on our behalf, are expressly qualified by the risk factors provided in Part I, Item 1A "Risk Factors" of this Form 10-K.

PART I

ITEM 1. BUSINESS

Specific industry and technical terms used in this section are defined in the subsection entitled "Glossary of Terms and Acronyms," found below the Table of Contents.

Business Overview

Photronics, Inc. (and its subsidiaries, collectively referred to herein as "Photronics", the "Company", "we", "our", or "us") is one of the world's leading manufacturers of photomasks, which are high precision photographic quartz or glass plates containing microscopic images of electronic circuits. Photomasks are a key element in the manufacture of ICs and FPDs and are used as masters to transfer circuit patterns onto semiconductor wafers and FPD substrates during the fabrication of ICs, a variety of FPDs and, to a lesser extent, other types of electrical and optical components. We have eleven manufacturing facilities, which are located in Taiwan (3), China (2), South Korea (1), the United States (3), and Europe (2).

Our principal executive offices are located at 15 Secor Road, Brookfield, Connecticut, 06804, telephone (203) 775-9000. Our website address is http://www.photronics.com. We make available, free of charge through our website, our Forms 10-K, Definitive Proxy Statements on Schedule 14A, Forms 10-Q, Current Reports on Form 8-K, and any amendments to these reports as soon as reasonably practicable after such materials are electronically filed with or furnished to the SEC. The information found on, or incorporated into, our website is not part of this or any other report we file with or furnish to the SEC. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information regarding SEC registrants, including Photronics.

Segment

We operate as a single reporting segment as a manufacturer of photomasks, which are high precision quartz or glass plates containing microscopic images of electronic circuits for use in the fabrication of IC's and FPDs. In accordance with the ASC 280 – "Segment Reporting" Topic of the ASC, the Company's chief operating decision maker has been identified as the Chief Executive Officer, who reviews operating results to make decisions about allocating resources and assessing performance for the entire Company. Existing guidance, which is based on a management approach to segment reporting, establishes requirements to report selected segment information quarterly and to report annually entity-wide disclosures about products and services, major customers, and the countries in which the entity holds material assets and reports revenue. All material operating units qualify for aggregation under "Segment Reporting" due to their similar customer base and similarities in: economic characteristics; nature of products and services; and procurement, manufacturing and distribution processes. Since the Company operates in one segment, all financial information required by "Segment Reporting" can be found in the accompanying consolidated financial statements.

Industry

We manufacture photomasks, which are used as masters to transfer circuit patterns onto semiconductor wafers and FPD substrates. The photomasks we manufacture incorporate circuit designs provided to us on a confidential basis by our customers. Photomasks are typically sold in sets comprised of layers, with each layer having a distinct pattern that is etched onto a different photomask. The resulting series of photomasks is then used to image the circuit patterns onto each successive layer of a semiconductor wafer or FPD substrate. The typical manufacturing process for a photomask involves the receipt and conversion of circuit design data to manufacturing pattern data. A lithography system then exposes the circuit pattern onto a photomask blank. The exposed areas are developed and etched to imprint the pattern on the photomask. The photomask is then inspected for defects and conformity to the customer's design data. After the repair of any defects, the photomask is cleaned, any required pellicles (protective translucent membranes) are applied and, after final inspection, the photomask is shipped to the customer.

"High-end" photomasks support 28 nanometer and smaller design nodes for ICs and Generation 10.5+, AMOLED, and LTPS display-based process technologies for FPDs. However, 32 nanometer and above geometries for semiconductors and Generation 8 and below (excluding AMOLED and LTPS) process technologies for displays, which we refer to as "mainstream" photomasks, constitute the majority of designs currently being fabricated in volume. At these geometries and at various high-end nodes, we can produce full lines of photomasks. Moreover, there is no significant technology employed by our competitors that is not available to us. We expect advanced-generation designs to continue to be developed, and we believe we are well positioned to service an increasing volume of this business as a result of our ongoing investments in manufacturing processes and technology in the regions where our customers are located.

Generally, Photronics and each of its customers engage in a qualification and correlation process before we become an approved supplier. Thereafter, based on the customer's specifications, we typically negotiate pricing parameters for the customer's order. Some prices may remain in effect for an extended period of time. In many instances, we enter into sales arrangements with an understanding that, as long as our performance is competitive, we will receive a specified percentage of that customer's photomask orders.

The first several layers of photomasks are sometimes required to be delivered to customers within twenty-four hours from the time we receive customer design data. Because of the short period between order and shipment dates (typically from one day to three weeks) for a significant amount of our revenue, the dollar amount of our current backlog is not a reliable indicator of future revenue. However, the demand for some IC photomasks can extend beyond the traditional time period; thus, for some products, our backlog can expand to as long as two to three months.

The ability to manufacture high-quality photomasks within short time periods is dependent upon robust processes, efficient manufacturing methods, high production yield, available manufacturing capacity, and high equipment reliability. We work to meet these requirements by making significant investments in research and development, manufacturing capacity, preventive and on-going equipment maintenance programs, manufacturing and data processing systems, and by utilizing statistical process control methods to optimize our manufacturing processes and reduce cycle times.

Quality control is an integral part of the photomask manufacturing process. Photomasks are manufactured in temperature, humidity, and particulate-controlled clean rooms because of the high level of precision, quality and manufacturing yield required. Each photomask is inspected several times during the manufacturing process to ensure compliance with customer specifications. We continue to make substantial investments in equipment to produce, inspect and repair photomasks to ensure that customer specifications are met.

Sales and Marketing

We conduct our sales and marketing activities primarily through a staff of full-time sales personnel and customer service representatives who work closely with the Company's management and technical personnel. We support non-U.S. customers through both our domestic and foreign facilities and consider our presence in non-U.S. markets to be an important factor in attracting new customers, as it provides global solutions to our customers, minimizes delivery time, and allows us to serve customers that utilize manufacturing foundries outside of the United States, principally in Asia. See Note 10 – Revenue and Note 19 – Risks and Concentrations to our consolidated financial statements in Part II, Item 8 of this report for the amount of revenue and long-lived assets attributable to each of our geographic areas of operations.

Research and Development

We primarily conduct research and development activities for IC photomasks at our Boise, Idaho, facility. Research and development for FPD photomasks is primarily conducted at Photronics Korea, Ltd., our subsidiary in South Korea. Additionally, we conduct region specific applications development programs to support local, strategic customer roadmaps. All of these research and development programs and activities are undertaken to advance our competitiveness in technology and manufacturing efficiency. We also conduct data and service technology development efforts to support the integration of photomasks into customer processes at regions worldwide. Currently, research and development for IC photomasks are primarily focused on photomasks enabling wafer geometries of 7 nanometer node and smaller, including EUV and, for FPDs on Generation 8.6 AMOLED and photomasks for more advanced FPD display integration across all sizes. In addition, we note the role AI is playing in driving the technology roadmap for IC devices and our technology program covers multiple initiatives to deliver AI grade photomasks in IC and advanced packaging applications. We believe these core competencies will continue to be a critical part of semiconductor and FPD manufacturing, as wafer and FPD substrate optical lithography continues to enable new high-end ICs and displays. We incurred research and development expenses of $15.8 million, $16.6 million, and $13.7 million in 2025, 2024 and 2023, respectively. It is our belief that we own, control, or license the proprietary information (including trade secrets and patents) that we need to continue to meet our customers' requirements. Accordingly, we devote a significant portion of our human and financial resources to R&D programs and seek to maintain close relationships with customers to remain responsive to their needs. We also believe that our intellectual property and trade secret know-how will continue to be important to maintaining our technical leadership and competitive position in the field of photomasks.

Markets

The customers for photomasks are primarily semiconductor and FPD manufacturers and to a lesser degree fabless design and equipment companies serving those industries. The size of the photomask market is driven by the number of designs released to support IC and FPD product introductions and manufacturing expansions. The photomasks required for those designs are manufactured by independent merchant manufacturers like Photronics and by semiconductor and FPD manufacturers that produce photomasks for their own use (captive manufacturers). In rare instances, captive manufacturers also sell to other semiconductor or FPD manufacturers.

The production value of photomasks produced by merchant suppliers has transitioned from a period when there was a trend toward the divestiture or closing of captive photomask operations by semiconductor manufacturers, and to an increase in the share of the market served by independent merchant manufacturers, like Photronics. This trend was driven by the increased complexity and cost of capital equipment used in manufacturing photomasks, and the lack of economy of scale for many semiconductor and FPD manufacturers to effectively utilize the equipment.

That period was followed by a period during which, in order to reach certain roadmap milestones, some captive mask facilities invested at faster rates than independent manufacturers, and the revenue share of market transitioned back to photomasks being majority captive-supplied. More recently, there has been a tendency of more production being directed to the independent merchant manufacturers, with market share moving toward the independents. Nevertheless, most captive manufacturers maintain business and technology relationships with independent photomask manufacturers for ongoing support.

We support customers across the full spectrum of IC Production by manufacturing photomasks using electron beam or optical (laser-based) lithography systems. In addition, we have added the most advanced electron beam mask writing system for IC mask writing that employs a multi-beam writing architecture to deliver speed and performance improvements over existing systems. For FPD, the mask fabrication utilizes only optical writing systems to write the mask patterns. These systems are capable of producing the most advanced semiconductor and display photomasks for use in an array of products. End markets served with IC photomasks include devices used for artificial intelligence, cloud computing, microprocessors, memory, telecommunications, internet connected devices, automotive, industrial and other applications. We own a number of both high-end and mature electron beam and laser-based lithography systems.

We sell our products primarily to leading semiconductor and FPD designers and manufacturers. These include integrated device manufacturers, fabless semiconductor companies, and "pure-play" foundries. During 2025, we sold our products to approximately 636 customers. For fiscal year 2025, Customer A, B and C accounted for approximately 16%, 13% and 8%, of consolidated revenue, respectively. For fiscal year 2024, Customer A, B and C accounted for approximately 15%, 12% and 9% of consolidated revenue, respectively. For fiscal year 2023, Customer A, B and C accounted for approximately 14%, 10% and 13% of consolidated revenue, respectively. No other customer represented 10% or more of consolidated revenue in any of the three fiscal years. Our five largest customers, in the aggregate, accounted for approximately 50%, 50% and 51% of our revenue in 2025, 2024 and 2023, respectively. A significant decrease in the amount of revenue from any of these customers could have a material adverse effect on our financial performance and business prospects.

Competition

The photomask industry is highly competitive, and most of our customers utilize multiple photomask suppliers. Our ability to compete depends primarily upon the consistency of our product quality, timeliness of delivery, competitive pricing, technical capability, and service, which we believe are the principal factors considered by customers in selecting their photomask suppliers. An inability to meet these requirements could adversely affect our financial condition, results of operations, and cash flows. We also believe that geographic proximity to customers is an important factor in certain markets where cycle time from order to delivery is critical. While some of our competitors may have greater financial, sales, marketing, or other resources than Photronics, we believe that we are able to compete effectively because of our dedication to customer service, ongoing investments in state-of-the-art photomask equipment and facilities, and experienced technical employees.

The semiconductor equipment industry is highly competitive and is characterized by a small number of participants ranging in size. Our competitors include Compugraphics International, Ltd., Dai Nippon Printing Co., Ltd (outside of Taiwan and China), Hoya Corporation, LG Innotek Co., Ltd., Shenzhen Newway Photomask Making Co., Ltd., Shenzhen Qingyi Photomask, Ltd., SK-Electronics Co., Ltd., Taiwan Mask Corporation, and Tekscend Photomask. We also compete with semiconductor and FPD manufacturers' captive photomask manufacturing operations that supply photomasks for internal use and, in some instances, also for external customers and foundries. We expect to face continued competition which, in the past, has led to pressure to reduce prices. We believe the pressure to reduce prices, together with the significant investment required in capital equipment to manufacture high-end photomasks will continue in the future.

International Operations

Revenues from our non-U.S. operations were approximately 82%, 83% and 86% of our total revenues in 2025, 2024 and 2023, respectively. We believe that our ability to serve non-U.S. markets is enhanced by our having, among other things, a local presence in the markets we serve. This requires significant investments in financial, managerial, operational, and other resources.

Sales and operations outside of the United States are subject to inherent risks, and may be adversely affected by fluctuations in currency exchange rates, the imposition of government controls, political and economic conditions in various countries, legal compliance and regulatory requirements, tariffs and other trade barriers, difficulties with staffing and managing international operations, longer accounts receivable collection cycles, potential restrictions on transfers of funds, and potentially adverse tax consequences. These factors may have a material adverse effect on our ability to generate revenue outside of the United States and may require us to deploy resources where they could otherwise be used to their greatest advantage. Note 10 – Revenue and Note 19 – Risks and Concentrations of our consolidated financial statements, in Part II, Item 8 of this report, respectively, present our revenue and long-lived assets by geographic area. These factors, as well as any of the other risk factors related to our international business and operations including our joint venture operations in China and Taiwan are described in Item 1A "Risk Factors," could have a material adverse effect on our future business and financial results.

Resources

Raw materials used by Photronics generally include: high precision quartz substrates (including large area substrates for FPD), which are used as photomask starting blanks and are primarily obtained from Japanese and South Korean suppliers; pellicles and electronic grade chemicals, which are used in the manufacturing process; and compacts, which are durable plastic containers in which photomasks are shipped. These materials are generally sourced from several suppliers. We believe that our utilization of a select group of strategic suppliers enables us to access the most technologically advanced materials available. On an ongoing basis, we continue to consider additional supply sources.

We typically enter into annual pricing agreements with our suppliers, some of which include volume-based incentives that have resulted in substantial cost savings; these agreements do not require us to purchase minimum dollar amounts or quantities of their subject materials.

We rely on a limited number of equipment suppliers to develop and provide the equipment used in the photomask manufacturing process. Although, historically, we have been able to obtain equipment on a timely basis, an inability to obtain or repair equipment when required could have a material adverse effect on our business and results of operations.

Intellectual Property Rights

We have developed and hold ownership interests in intellectual property ("IP") rights, in the forms of patents issued in the U.S., and other trademark and trademark registrations in the U.S. and other countries. Patents in which we hold ownership interests generally relate to the manufacture of photomasks or the use of photomasks to manufacture other products. While we believe that our IP rights are, and will continue to be, important to our technical leadership in the field of photomasks, our operations are not dependent on any one individual IP right. In addition to patenting, when practicable, we further protect our IP rights, and our other proprietary processes and trade secrets, by utilizing non-disclosure agreements with employees, customers, and vendors.

Seasonality

Our business is typically impacted during the first quarter of our fiscal year by the North American, European, and Asian holiday periods, as some customers reduce their development and buying activities during those periods.

Government Contracts

We are party to a limited number of fixed-price contracts with the U.S. government. Revenues earned from these contracts do not comprise a significant portion of our total revenue.

Government Regulation

We are subject to government regulations within the U.S. and in other countries in which we produce or market our products. The effects of compliance with these regulations are currently not material to our results of operations, capital expenditures, or competitive position. However, compliance with changes to existing or new regulations may have a material adverse effect on our future results of operations, capital expenditures, or competitive position. We discuss the potential impact of our not adhering to a number of these regulations in Item 1A. "Risk Factors", of this Form 10-K. The following is a list of major subjects of the regulations that pertain to our business:

- Regulations, such as those under the Foreign Corrupt Practices Act, that prohibit providing remuneration to government officials for the purpose of obtaining or securing business in the jurisdictions in which they serve;

- Regulations that require the minimization and proper disposal of the by-products of our manufacturing processes;

- Regulations that require us to provide a safe working environment for our employees;

- Regulations that restrict our ability to transfer assets between operations not within the same legal jurisdiction;

- Regulations that require us to provide information through the submission of government surveys;

- Regulations that require us to maintain an effective system of internal accounting controls;

- Regulations that prohibit us from engaging in business in specified countries, or with specified customers;

- Regulations that require us to protect the personal information of our customers and employees;

- Regulations that require us to accurately determine our liabilities to taxing authorities, and to settle such liabilities within their statutorily prescribed time periods;

- Regulations that require us to withhold and timely remit taxes on our employees' compensation to government authorities;

- Regulations that require us to contribute to government-sponsored social insurance plans;

- Regulations that require us to contribute to employee severance plans;

- Regulations that prohibit us from disseminating material nonpublic information prior to the public announcement of such information;

- Regulations pertaining to financial reporting, insider transactions, executive compensation, and other areas overseen by the SEC and governing bodies in other countries in which our operations are located.

Human Capital

As of October 31, 2025, we had approximately 1,908 full-time and part-time employees worldwide. Our business results depend in part on our ability to successfully manage our human capital resources, including attracting, identifying, and retaining key talent. Factors that may affect our ability to attract and retain qualified employees include employee morale, our reputation, competition from other employers, and availability of qualified individuals. As of October 31, 2025, none of our employees at any of our worldwide facilities was represented by a union. We consider our employee relations to be good. We believe our commitment to our diverse human capital resources is an important component of our mission to deliver superior photomasks and customer care. We provide all employees with the opportunity to share their opinions in open dialogues with our human resources department and senior management. We provide all employees a wide range of career development opportunities, both formal and informal. Our formal offerings include tuition reimbursement, leadership development experiences and vocational training. The safety of our employees is a paramount value for us.

We provide mandatory safety trainings in our production facilities, which are designed to focus on empowering our employees with the knowledge and tools they need to make safe choices and to minimize risks. Supervisors complete safety management courses as well. The health and wellness of our employees are critical to our success.

We provide our employees with access to a variety of innovative, flexible and convenient health and wellness programs. Such programs are designed to support employees' physical and mental health by providing tools and resources to help them improve or maintain their health status and encourage engagement in healthy behaviors. Additionally, we provide robust compensation and benefits. In addition to salaries, these programs, which vary by country/region, can include annual bonuses, stock-based compensation awards, a 401(k) plan with employee matching opportunities, healthcare and insurance benefits, health savings and flexible spending accounts, paid time off, family leave, family care resources, employee assistance programs, and tuition assistance.

ITEM 1A.   RISK FACTORS

Set forth below are discussions of the risk factors we believe can make an investment in our business speculative or risky.

Concentration Related Risk Factors

Our dependency on the microelectronics industry, which as a whole is volatile, could create volatility in our demand and have a negative material impact on our business.

We sell substantially all of our photomasks to designers and manufacturers of IC and FPD electronic devices. We believe that the demand for photomasks depends primarily on design activity rather than sales volume from products using photomask technologies. Consequently, an increase in semiconductor or FPD sales does not necessarily result in a corresponding increase in photomask sales. In addition, the reduced use of application-specific ICs, reductions in design complexities, other changes in the technology or methods of manufacturing or designing semiconductors or FPDs, or a slowdown in the introduction of new semiconductor or FPD designs could reduce demand for photomasks – even if the demand for semiconductors and FPDs increases. Historically, the microelectronics industry has been volatile, with sharp periodic downturns and slowdowns. These negative trends have been characterized by, among other things, diminished product demand, excess production capacity, and accelerated erosion of selling prices with a concomitant effect on revenue and profitability.

We depend on a limited number of suppliers for equipment and raw materials and, if those suppliers fail to timely deliver their products to us, we may be unable to fulfill orders from our customers, which could adversely affect our business and results of operations.

We rely on a limited number of photomask equipment manufacturers to develop, supply, and repair the equipment we use. These equipment manufacturers usually require lead times of twelve months or longer between the order date and the delivery of certain photomask imaging and inspection equipment. The failure of our suppliers to develop, deliver or service such equipment on a timely basis due to internal issues, supply chain constraints or government-imposed restrictions could have a material adverse effect on our business and results of operations. In addition, the manufacturing equipment necessary to produce advanced photomasks could become prohibitively expensive, which could similarly affect us.

We use high-precision quartz photomask blanks, pellicles, and electronic grade chemicals in our manufacturing processes. There are a limited number of suppliers of these raw materials, and we do not have long-term contracts with these suppliers. Any delays or quality problems in connection with significant raw materials, particularly photomask blanks, could cause delays in the shipments of photomasks, which could have a material adverse effect on our business and results of operations. The fluctuation of foreign currency exchange rates, with respect to prices of equipment and raw materials used in manufacturing, could also have a material adverse effect on our business and results of operations.

We have been dependent on sales to a limited number of large customers; the loss of any of these customers or a significant reduction in orders from these customers could have a material adverse effect on our revenues and results of operations.

Historically, we have sold a significant proportion of photomasks to a limited number of IC and FPD manufacturers. During 2025, 2024 and 2023, our two largest customers accounted for an aggregate of 29%, 27% and 27%, respectively, of our revenue. Our five largest customers accounted for an aggregate of 50%, 50% and 51% of our revenue in 2025, 2024 and 2023, respectively. The loss of a significant customer, a significant reduction or delay in orders from any significant customer (including reductions or delays due to customer departures from recent buying patterns), or an unfavorable change in competitive conditions in the semiconductor or FPD industries could have a material adverse effect on our financial performance and business prospects. The consolidation of semiconductor manufacturers, or an economic downturn in the semiconductor industry, may increase the likelihood of losing a significant customer and could also have an adverse effect on our financial performance and business prospects.

Financing Related Risk Factors

Our cash flows from operations and current holdings of cash may not be adequate for our current and long-term needs.

Our liquidity, as we operate in a high fixed-cost environment, is highly dependent on our revenue volume and the timing of our capital expenditures, which can vary significantly from period to period. Depending on conditions in the semiconductor and FPD markets, our cash flows from operations and current holdings of cash may not be adequate to meet our current and long-term needs for capital expenditures, operations, and debt repayments. Historically, in certain years, we have used external financing to fund these needs. Due to conditions in the credit market, some financing instruments used by us in the past may not be available. Therefore, we cannot provide assurance that additional sources of financing would be available to us on commercially favorable terms, if at all, should our cash requirements exceed our existing cash, and operating cash flows.

Our operations will continue to require substantial capital expenditures, for which we may be unable to provide or obtain funding.

The manufacture of leading-edge photomasks requires us to make substantial investments in additional manufacturing capability. We expect that we will be required to continue to make substantial capital expenditures to meet customer requirements and to position us for future growth. Our capital expenditure payments for fiscal 2026 are expected to be approximately $330 million, of which approximately $13.0 million was included in *Accounts payable* and *Accrued liabilities* on our October 31, 2025 consolidated balance sheet. We cannot provide assurance that we will be able to obtain the additional capital required to fund our operations or capital expenditures on reasonable terms, if at all, or that any such inability will not have a material adverse effect on our business and results of operations.

Industry and Competitive Related Risk Factors

Our business depends on managerial and technical personnel, who are in great demand, and our inability to attract and retain qualified employees could adversely affect our business and results of operations.

Our success depends, in part, upon key managerial and technical personnel, as well as our ability to continue to attract and retain additional qualified personnel. The loss of certain key personnel (for example, our Chief Executive Officer, Chief Financial Officer, or Chief Technology Officer) could have a material adverse effect on our business and results of operations. We cannot offer assurance that we can retain our key managerial and technical employees, or that we can attract similar additional employees in the future.

The photomask industry is dependent on the semiconductor and display industries, which are subject to rapid technological change and fluctuations in capacity needs. Consequently, we might fail to adequately time our capabilities to market needs, which could have a material adverse effect on our business and results of operations.

The photomask industry has been, and we expect it to continue to be, characterized by technological change and evolving industry requirements, which recent supply chain regionalization efforts have accelerated. In order to remain competitive, we will be required to continually anticipate, respond to, and scale technologies of increasing complexity in both the traditional and emerging markets that we serve. In particular, we believe that, as semiconductor geometries continue to become smaller and FPDs become larger or otherwise more advanced, we will be required to manufacture photomasks of increasingly challenging complexity. Moreover, the demand for photomasks in non-leading-edge nodes may increase beyond our ability to meet our customers' requirements within adequate response times. Additionally, the demand for photomasks has been, and could in the future be, adversely affected by changes in semiconductor and high-performance electronics fabrication methods that affect the type or quantity of photomasks utilized, such as changes in semiconductor demand that favor programmable IC devices and other approaches that replace application-specific ICs, or the use of certain chip-stacking methodologies that lessen the emphasis on conventional lithography technology. Furthermore, evidence of the viability and the corresponding market acceptance of alternative methods of transferring IC designs onto semiconductor wafers could reduce or eliminate the need for photomasks in the production of semiconductors.

The risk of loss of our intellectual property, trade secrets, or other sensitive business or customer confidential information or disruption of operations due to cyberattacks or data breaches could negatively impact our financial results.

Cyberattacks or data breaches could compromise confidential, business-critical information, cause disruptions in our operations, expose us to potential litigation, or harm our reputation. We have important assets, including intellectual property, trade secrets, and other sensitive, business-critical and/or confidential information which may be vulnerable to such incidents. While we have a comprehensive cybersecurity program that is continually reviewed, maintained, and upgraded, we cannot assure that we are invulnerable to cyberattacks and data breaches which, if significant, could negatively impact our business and financial results.

We may be unable to enforce or defend our ownership and use of proprietary technology, and the utilization of unprotected Company developed technology by our competitors could adversely affect our business, results of operations, and financial position.

We believe that the success of our business depends more on proprietary technology, information and processes, and know-how than on our patents or trademarks. Much of our proprietary information and technology related to manufacturing processes is not patented and may not be patentable. We cannot offer assurance that:

- we will be able to adequately protect our technology;

- competitors will not independently develop similar technology;

- international intellectual property laws will adequately protect our intellectual property rights.

We may become the subject of infringement claims or legal proceedings by third parties with respect to current or future products or processes. Any such claims, with or without merit, or litigation to enforce or protect our intellectual property rights that require us to defend against claimed infringements of the rights of others, could result in substantial costs, diversion of resources, and product shipment delays or could force us to enter into royalty or license agreements, rather than dispute the merits of these claims. Any of the foregoing could have a material adverse effect on our business, results of operations, and financial position.

We operate in a highly competitive environment, and, should we be unable to meet our customers' requirements for product quality, timeliness of delivery or technical capabilities, our revenue could be adversely affected.

The photomask industry is highly competitive, and most of our customers utilize more than one photomask supplier. Our competitors include Compugraphics International, Ltd., Dai Nippon Printing Co., Ltd (outside of Taiwan and China), Hoya Corporation, LG Innotek Co., Ltd., Shenzhen Newway Photomask Making Co., Ltd., Shenzhen Qingyi Photomask, Ltd., SK-Electronics Co. Ltd., Taiwan Mask Corporation, and Tekscend Photomask. We also compete with semiconductor and FPD manufacturers' captive photomask manufacturing operations, some of which market their photomask manufacturing services to outside customers. We expect to face continued competition from these and other suppliers in the future. Some of our competitors have substantially greater financial, sales, marketing, or other resources than we do. Also, when producing smaller geometry photomasks, some of our competitors may be able to more rapidly develop and produce such masks and achieve higher manufacturing yields than we can. We believe that consistency of product quality, timeliness of delivery, competitive pricing, technical capability and service are the principal factors considered by customers when selecting their photomask suppliers. Our inability to meet these competitive requirements could have a material adverse effect on our business and results of operations. In the past, competition has led to pressure to reduce prices and the need to invest in advanced manufacturing technology, which we believe contributed to the decrease in the number of independent photomask suppliers, several years ago. These pressures may worsen in the future, causing further consolidation.

Investment Related Risk Factors

Joint ventures may not operate according to their business plans if our partners fail to fulfill their obligations, which may adversely affect our results of operations and compel us to dedicate additional resources to these joint ventures.

The nature of a joint venture requires us to share control in certain areas with unaffiliated third parties and it is always possible that the alignment that brought us and our joint venture partner together may change over time, whether due to change in business strategy, change in control, change in market conditions or applicable laws, or other events. Differing views among joint venture participants may result in delayed decisions or failures to agree on major issues. If our joint venture partner does not fulfill its obligations or that alignment changes, the affected joint venture may not be able to operate in accordance with its business plan or the parties may seek to exit the joint venture under the terms of the joint venture agreement or otherwise. Under such a scenario, among other possible consequences, our results of operations may be adversely affected, we may be compelled to increase the level of our resources devoted to the joint venture or our company-wide business plan may need to be adjusted. If such differences caused a joint venture to deviate from its business plan, or put, change of control or other exit or termination provisions are triggered, our results of operations could be materially adversely affected.

Our operations in China expose us to substantial risks.

In 2019, we commenced operations at our two manufacturing facilities in China. These investments are subject to substantial risks which may include, but are not limited to: the inability to protect our intellectual property rights under Chinese law, which may not offer as high a level of protection as U.S. law; unexpectedly long negotiation periods with Chinese suppliers and customers; quality issues related to materials sourced from local vendors; unexpectedly high labor costs due to a tight labor supply; and difficulty in repatriating funds and selling or transferring assets. Our investments in China also exposed us to a significant additional foreign currency exchange risk, which we had not been subject to in prior years. In addition, as tensions have, from time to time, escalated between the U.S. and China, we believe there is an enhanced risk that our substantial investments in China may be subject to unforeseen or additional restrictions, which may include expropriation of our investments by the Chinese government or restrictions imposed on our operations by the U.S. or other countries. These and other risks may result in our not realizing a return on, or losing some, or all, of our investments in China, which would have a material adverse effect on our financial condition and financial performance.

We may incur unforeseen charges related to possible future facility closures, restructurings, or forfeitures.

We cannot provide assurance that there will not be facility closures, restructurings, or forfeitures in the near or long term, nor can we assure that we will not incur significant charges should there be any future facility closures, restructurings, or forfeitures.

We may not be able to consummate future acquisitions or joint ventures or integrate acquisitions into our business, which could result in unanticipated expenses and losses.

As part of our business growth strategy, we have acquired businesses and entered into joint ventures in the past, and we may pursue acquisitions and joint venture opportunities in the future. Our future efforts to grow the Company may include expanding into new or related markets or industries. Our ability to implement this component of our growth strategy may be limited by both our ability to identify appropriate acquisition or joint venture candidates and our financial resources, including our available cash and borrowing capacity. The expense incurred in consummating acquisitions or entering into joint ventures, the time it takes to integrate an acquisition, or our failure to integrate businesses successfully, could result in unanticipated expenses and losses. Furthermore, we may not be able to realize any of the anticipated benefits from acquisitions or joint ventures.

The process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties, and may require significant financial resources that would otherwise be available for the ongoing development or expansion of existing operations. Some of the risks associated with the integration of acquisitions include: potential disruption of our ongoing business; distraction of management; unforeseen claims and liabilities, including unexpected environmental exposures; unforeseen adjustments, taxes, charges and write-offs; problems enforcing the indemnification obligations of sellers of businesses or joint venture partners for claims and liabilities; unexpected losses of customers of, or suppliers to, the acquired business; difficulty in conforming the acquired business' standards, processes, procedures and controls with our operations; variability in financial performance arising from the implementation of acquisition accounting; inability to coordinate new product and process development; loss of senior managers and other critical personnel; problems with new labor unions; and challenges arising from the increased scope, geographic diversity, and complexity of our operations.

Operations Related Risk Factors

Our quarterly operating results fluctuate significantly and may continue to do so in the future.

We have experienced fluctuations in our quarterly operating results, and we anticipate that such fluctuations will continue and could intensify in the future. Fluctuations in operating results may result in volatility in the prices of our common stock and financial instruments that could be linked to its value. Operating results may fluctuate as a result of many factors, including the size and timing of orders and shipments, the loss of significant customers, changes in product mix, the flow of customer design releases, technological change, fluctuations in manufacturing yields, the actions of our competitors, and general economic conditions. We operate in a high fixed-cost environment and, should our revenues and asset utilization decrease, our operating margins could be negatively impacted.

Our customers generally order photomasks on an as-needed basis; thus, our revenue in any quarter is dependent primarily on orders received during that quarter. Since we operate with little backlog, and the rate of new orders may vary significantly from quarter to quarter, our capital expenditures and consequential expense levels are, to some extent, based primarily on sales forecasts and technological advancements in photomask manufacturing equipment. Consequently, if anticipated revenues in any quarter do not occur when expected, our capital investments could result in underutilized capacity and disproportionately high expense levels, causing operating results to be adversely affected. Due to the foregoing factors, we believe that quarter to quarter comparisons of our operating results cannot be relied upon as indicators of future performance. In addition, in future quarters, our operating results could be below guidance we may provide or the expectations of public market analysts and investors, which could have a material adverse effect on the market price of our common stock.

Our substantial non-U.S. operations are subject to additional risks.

Revenues from our non-U.S. operations were approximately 82%, 83% and 86% of our total revenues in 2025, 2024 and 2023, respectively. We believe that maintaining significant international operations requires us to have, among other things, a local presence in the geographic markets that we supply. This requires significant investments in financial, managerial, operational, and other resources. Since 1996, we have significantly expanded our operations in international markets by acquiring existing businesses in Europe and Asia, and building manufacturing facilities in Taiwan and China. In order to enable us to optimize our investments and other resources, we closely monitor the semiconductor and FPD manufacturing markets for indications of geographic movement and, in conjunction with these efforts, continue to assess the locations of our manufacturing facilities. These assessments could result in the opening of additional facilities or closing of our current facilities.

Operations outside of the United States are subject to inherent risks, including: fluctuations in currency exchange rates; unstable political and economic conditions in various countries; changes in economic alliances; unexpected changes in regulatory requirements including import and export regulations; compliance with a variety of burdensome foreign laws and regulations; compliance with anti-bribery and anti-corruption laws (such as the Foreign Corrupt Practices Act); tariffs and other trade barriers; difficulties in staffing and managing international operations; and longer accounts receivable collection cycles. In addition: foreign countries may enact other restrictions on foreign trade or investment, including: currency exchange controls; trade sanctions which result in our losing access to customers and suppliers; legislation which renders agreements to be difficult to enforce; impositions on the movement of funds or other assets; or we may be subject to adverse tax consequences. These factors may have a material adverse effect on our costs or our ability to generate revenues outside of the United States and, consequently, on our business and results of operations.

We could be subject to damages based on claims brought against us by our customers, or lose customers as a result of the failure of our products to meet certain quality specifications.

Our products provide important performance attributes for our customers' products. If a product fails to perform in a manner consistent with quality specifications, or has a shorter useful life than warrantied, a customer could seek replacement of the product or damages for costs incurred as a result of the product failing to perform, particularly if such products are sold under agreements that contain limited performance and life cycle warranties. Our customers often require us to guarantee that our products conform to certain product specifications that they provide. Any failure to comply with such specifications could result in claims or legal action. A successful claim, or series of claims, against us could have a material adverse effect on our financial condition and results of operations and could result in a loss of one or more customers.

We face risks associated with the use of sophisticated equipment and complex manufacturing processes and technologies. Our inability to effectively utilize such equipment and technologies and perform such processes could have a material adverse effect on our business and results of operations.

Our complex manufacturing processes require the use of expensive and technologically sophisticated equipment and materials, and are continually modified in an effort to improve manufacturing yields and product quality. Minute impurities, defects, or other difficulties in the manufacturing process can lower manufacturing yields and render products unmarketable. Moreover, the manufacture of leading-edge photomasks is more complex and time consuming than manufacturing less advanced photomasks, and their fabrication may result in delays in the manufacture of all levels of photomasks. We have, on occasion, experienced manufacturing difficulties and capacity limitations that have delayed our ability to deliver products within the time frames contracted for by our customers. We cannot provide assurance that we will not experience these or other manufacturing difficulties, or be subject to increased costs, which could result in a loss of customers or otherwise have a material adverse effect on our business and results of operations.

We have a high level of fixed costs.

Because of the capital-intensive nature of the photomask manufacturing business, we have a high level of fixed costs and a high degree of operating leverage. Accordingly, should our sales volumes decline as a result of a decrease in design releases from our customers or for any other reason, we may have excess or underutilized production capacity which could significantly impact our operating margins or result in write-offs from asset impairments.

Regulatory Related Risk Factors

Additional taxes could adversely affect our financial results.

Our tax filings are subject to audits by tax authorities in the various jurisdictions in which we do business. These audits may result in assessments of additional taxes that are subsequently resolved with the taxing authorities or through the courts. Currently, we believe there are no outstanding assessments whose resolution would result in a material adverse financial result. However, we cannot offer assurances that unasserted or potential future assessments would not have a material adverse effect on our financial condition or results of operations.

Risks related to tariffs and global trade policies could adversely affect our business, financial condition, and results of operations.

In FY25, new tariffs were announced on imports to the U.S., followed by various modifications and delays. Further changes are expected to be made in the future, which may include additional sector-based tariffs or other measures. The U.S. Department of Commerce has initiated an investigation under Section 232 of the Trade Expansion Act of 1962, as amended, into, among other things, imports of semiconductors, semiconductor manufacturing equipment, and their derivative products, including downstream products that contain semiconductors. Tariffs and trade restrictions may increase costs and complexity in our supply chain, including the procurement of semiconductor manufacturing equipment, raw materials, and critical components. They may also elevate the cost of our products, reduce demand, and negatively affect customer purchasing behavior.

Our products and technology could be subject to U.S. export control laws and/or the export control laws of the foreign jurisdictions where we operate.

We are subject to various laws relating to the export of products we manufacture, and the technology related thereto, and our failure to comply with these laws could subject us to substantial fines, penalties, and even injunctions, the imposition of which could have a material adverse effect on the success of our business.

Certain of our products are or could be subject to the Export Administration Regulations ("EAR") if they are manufactured in the U.S., or based on U.S. technology, or contain more than a de minimis amount of controlled U.S. content. The EAR could prohibit the export of certain products out of the US or could prohibit our foreign sites from manufacturing or delivering photomasks to certain restricted entities. Additionally, the Company has a large, global business with sales outside the U.S. representing a majority of the Company's total net sales, and the Company believes that it generally benefits from growth in international trade. However, trade policies and disputes and other international conflicts can result in tariffs, sanctions and other measures that restrict international trade, and can materially adversely affect the Company's business, particularly if these measures occur in regions where the Company derives a significant portion of its revenues.

Based on the complex relationships between the United States and certain foreign countries including, but not limited to China, there is inherent risk that political, diplomatic and national security influences might lead to trade disputes, impacts and/or disruptions to our operations or our ability to sell our photomasks. The United States and other countries have imposed and may continue to impose trade restrictions and have also levied tariffs and taxes on certain goods and imposed export restrictions. Increases in tariffs, additional taxes or other trade restrictions and retaliatory measures may increasingly impact customer demand and customer investment in manufacturing equipment, increase our manufacturing costs, decrease margins, reduce the competitiveness of our products, or inhibit our ability to sell, export products or purchase necessary equipment and supplies, which could have a material adverse effect on our business, results of operations, or financial condition.

We may be unprepared for changes to environmental laws and regulations and may incur liabilities arising from environmental matters.

We are subject to numerous environmental laws and regulations that impose various environmental controls on, among other things, the discharge of pollutants into the air and water and the handling, use, storage, disposal, and cleanup of solid and hazardous wastes. Changes in these laws and regulations may have a material adverse effect on our financial position and results of operations, and inadequate compliance with their requirements could give rise to significant liabilities.

If we violate environmental, health or safety laws or regulations, in addition to being required to correct such violations, we can be held liable in administrative, civil, or criminal proceedings, and substantial fines and other sanctions could be imposed that could disrupt or limit our operations. Liabilities associated with the investigation and cleanup of hazardous substances, as well as personal injury, property damages or natural resource damages arising from the release of, or exposure to, such hazardous substances, may be imposed in many situations without regard to violations of laws or regulations or other fault, and may also be imposed jointly and severally (so that a responsible party may be held liable for more than its share of the losses involved, or even the entire loss). Such liabilities may also be imposed on many different entities with a relationship to the hazardous substances at issue, including, for example, entities that formerly owned or operated the property affected by the hazardous substances and entities that arranged for the disposal of the hazardous substances at the affected property, as well as entities that currently own or operate such property. The nature of our business, including historical operations at our current and former facilities, exposes us to risks of liability under these laws and regulations due to the production, storage, use, transportation and sale of materials that can cause contamination or personal injury if released into the environment. Additional information may arise in the future concerning the nature or extent of our liability with respect to identified sites and additional sites that may be identified, for which we are alleged to be liable.

General Risk Factors

We could be negatively impacted by Environmental, Social and Governance (ESG), climate change and other sustainability-related matters.

In recent years, there has been an increased focus from stakeholders on environmental, social, and governance matters, including greenhouse gas emissions and climate-related risks, sustainability, renewable energy, water stewardship, waste management, diversity, equity and inclusion, responsible sourcing and supply chain, human rights, and social responsibility. Evolving stakeholder expectations and our efforts to manage these issues, report on them, and accomplish our goals present numerous operational, regulatory, reputational, financial, legal, and other risks, any of which could have a material adverse impact, including on our reputation and stock price, reputational harm, including damage to our relationships with customers, suppliers, investors, governments, or other stakeholders, adverse impacts on our ability to manufacture and sell products and maintain our market share, the success of our collaborations with third parties, increased risk of litigation, investigations, or regulatory enforcement action, unfavorable environmental, social, and governance ratings or investor sentiment, diversion of resources and increased costs to control, assess, and report on environmental, social, and governance metrics.

Ineffective internal controls could impact our business and operating results.

Our internal controls over financial reporting may not prevent or detect misstatements because of their inherent limitations in detecting human errors, the circumvention or overriding of controls, or fraud; even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we: fail to maintain the adequacy of our internal controls, including any failure to implement required new or improved controls; otherwise fail to prevent financial reporting misstatements; or experience difficulties in implementing internal controls, our business and operating results could be adversely impacted, and we could fail to meet our financial reporting obligations.

Our business could be adversely impacted by global or regional catastrophic events.

Our business could be materially adversely affected by terrorist acts, widespread outbreaks of infectious diseases, government responses emplaced to limit the impact of infectious diseases (such as shelter-in-place directives), or the outbreak or escalation of wars including, but not limited to, the invasion of Ukraine by the Russian Federation. Such events in the geographic regions in which we do business, including escalations of political tensions and military conflicts in the U.S., Europe, the Republic of South Korea, the People's Republic of China, or the Republic of China (Taiwan), and any governmental sanctions enacted in reaction thereto, could result in a global energy crisis, economic inflation, supply-chain disruptions, or the confiscation or destruction of our facilities; all and any of these outcomes could have material, adverse impacts on our results of operations, financial condition, and cash flows.

Our production facilities could be damaged or disrupted by natural or manmade disasters or labor strikes, either of which could adversely affect our financial position, results of operations, and cash flows.

A major catastrophe, such as an earthquake, flood, fire, or other disaster, labor strike, or work stoppage at any of our manufacturing facilities, or a manufacturing facility of our suppliers or customers, could result in a prolonged interruption of our business. A disruption resulting from any one of these events could cause significant delays in shipments of our products and the loss of revenue and customers, which could have a material adverse effect on our financial position, results of operations, and cash flows. Our facilities in Taiwan are located in a seismically-active area.

Our sales can be impacted by the health and stability of the general economy, which could adversely affect our results of operations and cash flows.

Unfavorable general economic conditions in the U.S. or other countries in which we or our customers conduct business may have the effect of reducing the demand for photomasks. Economic downturns may lead to a decrease in demand for end products whose manufacturing processes involve the use of photomasks, which may result in a reduction in new product design and development by semiconductor or FPD manufacturers and adversely affect our results of operations and cash flows.

Technology failures or cyber security breaches could have a material adverse effect on our operations.

We rely on information technology systems to process, transmit, store, and protect electronic information. For example, a significant portion of the communications between our personnel, customers, and suppliers depends on information technology. Our information technology systems may be vulnerable to a variety of interruptions due to events beyond our control, including, but not limited to, natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers, and other security issues. Although we have technology and information security processes and disaster recovery plans in place to mitigate our risks to these vulnerabilities, these measures may not be adequate to ensure that our operations will not be disrupted, should such an event occur.

The General Data Protection Regulation ("GDPR") applies to the collection, use, retention, security, processing, and transfer of personally identifiable information of residents of E.U. countries. The GDPR created a range of new compliance obligations and imposes significant fines and sanctions for violations. It is possible that the GDPR may be interpreted or applied in a manner that is adverse to, or unforeseen by us, including requirements that are inconsistent with our practices, or that we may otherwise fail to construe its requirements in ways that are satisfactory to the E.U. authorities. Upon leaving the E.U. on January 31, 2021, the U.K. enacted a new domestic data privacy law called the "U.K. – General Data Protection Regulation" ("UK-GDPR"). Although somewhat less restrictive than the GDPR, the UK-GDPR is similar to the GDPR with respect to both an entity's obligation to protect personal information and the imposition of significant fines for violations.

Any failure, or perceived failure, by us to comply with the GDPR or the UK-GDPR, or with any applicable regulatory requirements or orders, including, but not limited to privacy, data protection, information security, or consumer protection related privacy laws and regulations, in one or more jurisdictions within the E.U., the U.K. or elsewhere, could: result in proceedings or actions against us by governmental entities or individuals; subject us to significant fines, penalties, and/or judgments; require us to change our business practices; limit access to our products and services in certain countries, or otherwise adversely affect our business, as we would be at risk to lose both customers and revenue, and incur substantial costs.

We may, in the future, incur net losses.

Although the Company has been profitable since fiscal 2010, it has, in the past, incurred net losses. We cannot provide assurance that the Company will not incur net losses in the future.

Market Related Risk Factors

Changes in foreign currency exchange rates could have a material adverse effect on our results of operations, financial condition, or cash flows.

Our consolidated financial statements are prepared in accordance with U.S. GAAP and are reported in U.S. dollars. Our operations have transactions and balances denominated in currencies other than the U.S. dollar; primarily the South Korean won, New Taiwan dollar, Japanese yen, Chinese Yuan, Euro, Singapore dollar, and the British pound sterling. In 2025, we recorded a net loss from changes in foreign currency exchange rates of $8.3 million in our consolidated statement of income, while our net assets decreased by 0.1 million as a result of the translation of foreign currency financial statements to U.S. dollars. Significant foreign currency fluctuations may adversely affect our results of operations, financial condition, or cash flows.

Our hedging activity could negatively impact our results of operations and cash flows.

We may enter into derivatives to manage our exposures to interest rate and currency movements. If we do not accurately forecast our results of operations, execute contracts that do not effectively mitigate our economic exposures to interest rates and currency rates, elect to not apply hedge accounting (when doing so would have mitigated our losses), or fail to comply with the complex accounting requirements for hedging transactions, our results of operations and cash flows could be volatile, as well as negatively impacted.

The market price of our common stock is subject to volatility and could fluctuate widely in response to various factors, many of which are beyond our control.

Factors that may influence the price of our common stock include, but are not limited to, the following:

- loss of any of our key customers or suppliers;

- additions or departures of key personnel;

- third party sales of common stock;

- short interest in our common stock;

- our ability to execute our business plan, including but not limited to, our expansion into China;

- announcements and consummations of business acquisitions;

- operating results that fall below or exceed expectations;

- announcements of forecasted earnings or material transactions;

- issuances or repurchases of our common stock;

- intellectual property disputes;

- reputational damage suffered with or without merit;

- industry developments;

- news about or disclosures made by our competitors or customers;

- business combinations, divestitures, or bankruptcies by customers, suppliers, or competitors;

- economic and other external factors including (but not limited to) inflation, recessions, natural disasters, military actions, political instability, or social unrest; and

- period to period fluctuations in our financial results.

In addition, securities markets have from time-to-time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock. Such fluctuations may be the result of imbalances between buy and sell offers, the actions of quantitative or algorithmic stock traders and short-sellers, or low trading volume which can magnify the effects of a small number of transactions on the price of a stock.

We operate in a global, competitive environment which gives rise to operating and market risk exposure.

We sell our products in a competitive, global environment, and compete worldwide for sales on the basis of product quality, price, technology, and customer service. Sales of our products are also subject to federal, state, local, and foreign taxes, laws and regulations, trade agreements, import and export controls, duties, and tariffs. The imposition of additional regulations or controls including export controls, duties, tariffs, or changes to bilateral and regional trade agreements, could negatively impact our results of operations.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 1C.   CYBERSECURITY

Risk Management Strategy

Securing the Company's business information, customer, supplier, and employee data and information technology systems is an important part of our overall risk management framework. We rely on certain key information technology systems, some of which are dependent on services provided by third parties, including cloud vendors, for various business functions necessary to operate and manage our business. We select key third-party service providers based on several factors, including the type of data processed and the nature of services offered, and we oversee such key third-party service providers by conducting vendor diligence upon onboarding and ongoing monitoring, including a review of SOC-1 reports on an annual basis.

We have adopted processes, guided by the Center for Internet Security (CIS) Cybersecurity Framework, designed to identify, assess and manage material risks from cybersecurity threats. Those processes include response to and an assessment of internal and external threats to the security, confidentiality, integrity and availability of our data and information systems, along with other material risks to our operations. We have implemented controls, such as Multi-Factor Authentication (MFA) and endpoint detection and response (EDR) solutions, to help govern the processes put in place by management designed to protect our IT assets, data, and services from threats and vulnerabilities. Furthermore, we maintain a formal, Incident Response Plan (IRP) and conduct mandatory, ongoing security awareness training for all employees. Although, to date, we have not experienced a material cybersecurity incident resulting in a significant interruption of our operations, the scope of any future incident cannot be predicted with any meaningful accuracy. See "Item 1A. Risk Factors" for more information.

Governance

Management is responsible for the day-to-day management of the risks we face, while our Board of Directors has ultimate responsibility for the oversight of risk management, including risks from cybersecurity threats. The Board of Directors has delegated primary oversight of cybersecurity risk to the Cyber Security Risk Management Committee. The Committee, in turn, ensures its members either possess or have access to relevant cybersecurity and risk management expertise to effectively challenge and guide management's program. The Committee regularly assesses how management is managing these risks and reports on its activities to the full Board of Directors at least quarterly to promote effective coordination and ensure the entire Board remains apprised of the cybersecurity risk landscape and the program's effectiveness.

The day-to-day cybersecurity program is led by the Company's Vice President, IT Infrastructure & Information Security. This role is supported by a dedicated security team and reports directly to the Chief Executive Officer. The Vice President, IT Infrastructure & Information Security provides formal, quarterly updates to the Cyber Security Risk Management Committee. These updates cover cyber risk management governance, the status of ongoing efforts to strengthen cybersecurity effectiveness, key risk metrics and the material outcomes of risk assessments, and significant cybersecurity-related news events impacting the industry. In addition to scheduled reports, the Board of Directors engages in ad hoc conversations with management to discuss any significant updates to our cybersecurity risk management and initiatives, particularly in response to emerging threats.

ITEM 2.   PROPERTIES

The following table presents certain information about the Company's photomask manufacturing facilities:

Location	Type of Interest
Allen, Texas	Owned
Boise, Idaho	Owned
Brookfield, Connecticut	Owned
Bridgend, Wales	Leased
Cheonan, South Korea	Owned
Hefei, China	Owned [1]
Dresden, Germany	Leased
Hsinchu, Taiwan	Owned [1]
Hsinchu, Taiwan	Leased
Taichung, Taiwan	Owned [1]
Xiamen, China	Owned [1]

(1)   We own our manufacturing facilities in Hefei, Taichung, Xiamen, and one of our manufacturing facilities in Hsinchu. However, we lease the related land at these sites.

We believe our facilities, with planned expansions, are adequate to support our current and near-term requirements.

ITEM 3.   LEGAL PROCEEDINGS

Please refer to Note 16 – Commitments and Contingencies to our consolidated financial statements in Part II, Item 8 of this report for information on legal proceedings involving the Company.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is traded on the NASDAQ Global Select Market ("NASDAQ") under the symbol PLAB.

Approximate Number of Holders of Common Stock

Based on available information, as of December 11, 2025, we have 212 registered shareholders.

Dividends

To date, we have not paid any cash dividends on Photronics shares, and, for the foreseeable future, we anticipate that earnings will continue to be retained for use in our business.

Securities Authorized for Issuance Under Equity Compensation Plans

The information regarding our equity compensation required to be disclosed by Item 201(d) of Regulation S-K is incorporated by reference from the Photronics, Inc. 2026 Definitive Proxy Statement in Item 12 of Part III of this report. The 2026 Definitive Proxy Statement will be filed within 120 days after our fiscal year ended October 31, 2025.

Stock Price Performance Graph



Comparison of Five-Year Cumulative Total Return
Based upon an initial investment of $100 on October 31, 2020 with dividends reinvested in the security

Legend: PLAB, NASDAQ Composite Index, MSCI US Semiconductor & Semiconductor Equipment GICS Index

Purchase of Equity Securities by Registrant and Affiliated Purchasers

In September 2020, the Company's Board of Directors authorized the repurchase of up to $100 million of its common stock, pursuant to a repurchase plan under Rule 10b-18 of the Exchange Act. The repurchase authorization by the Board of Directors has no expiration date, does not obligate the Company to acquire any common stock, and is subject to market conditions. From September 2020 through October 2022, the Company repurchased 5.8 million shares at a cost of $68.3 million. In August 2024, the Board of Directors authorized an increase to the Company's existing share repurchase program from the remaining $31.7 million up to $100 million. In June 2025, the Board of Directors authorized an additional $25 million share repurchase. No shares were repurchased during the three-month period ended October 31, 2025. In fiscal year 2025, the Company repurchased 5.0 million shares at a cost of $97.4 million (an average of $19.52 per share). All shares repurchased under the program have been retired prior to the end of the fiscal year in which they were purchased. As of October 31, 2025, $27.6 million remained available under this authorization for the repurchase of additional shares.

ITEM 6.   [RESERVED]

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following should be read in conjunction with "Cautionary Statement Regarding Forward Looking Statements" and our combined consolidated financial statements and notes thereto included in Part II, Item 8 of this Annual Report on Form 10-K.

For a comparison of results of operations for the fiscal years ended October 31, 2024 and 2023, see Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of Photronics Inc.'s Annual Report on Form 10-K for the fiscal year ended October 31, 2024, filed with the SEC on December 19, 2024.

Overview

We sell substantially all of our photomasks to designers and manufacturers of IC and FPD electronic devices. Photomask technology is also being applied to the fabrication of other high-technology products including advanced packaging modules, micro optical components for applications such as virtual reality/augmented reality and silicon photonics, micro-electronic mechanical systems (MEMS), and diverse nanotechnology applications. Our selling cycle is tightly interwoven with the development and release of new semiconductor and display designs and applications, particularly as they relate to the semiconductor industry's migration to more advanced design nodes and fabrication processes. The demand for photomasks is primarily correlated with new product design activity and to a lesser extent scaling up of manufacturing of end products. Consequently, an increase in semiconductor or display sales does not always result in a corresponding increase in photomask sales. To the extent integrated circuit and flat panel display applications rely less on new design activity, it could result in a reduction in demand for photomasks. In addition, new design methodologies driving a reduction in complexity of photomasks could also reduce demand for photomasks – even if the demand for semiconductors and FPDs increases. More broadly, advances in semiconductor, display, and photomask design and production methods that shift the burden of achieving device performance away from lithography could also reduce the demand for photomasks. While there is no indication today that such diminishing of long range photomask demand is occurring or will occur, the microelectronics industry has been volatile, experiencing periodic downturns and slowdowns in design activity. These negative trends have been characterized by, among other things, diminished product demand, excess production capacity, and accelerated erosion of selling prices with a concomitant effect on revenue and profitability.

We are typically required to fulfill customer orders within a short period of time, sometimes within twenty-four hours. This results in a minimal level of backlog orders, typically one to two weeks of backlog for IC photomasks and two to three weeks of backlog for FPD photomasks. However, the demand for some IC photomasks can extend longer than the traditional time period; thus, for some products, our backlog can expand to as long as two to three months.

The global semiconductor and FPD industries are driven by end markets which have broad application in the global economy including but not limited to consumer-driven applications, data centers that support AI implementation, electric vehicles and national security. While we cannot predict the timing of the industry's transition to volume production of next-generation technology nodes, or the timing of up and down-cycles with precise accuracy, we believe that such transitions and cycles will continue into the future, beneficially and adversely affecting our business, financial condition, and operating results as they occur. We believe our ability to remain successful in these environments is dependent upon the achievement of our goals of being a service and technology leader and efficient solutions supplier, which we believe should enable us to continually reinvest in our global infrastructure.

We are focused on improving our competitiveness by advancing our technology and reducing costs and, in connection therewith, have invested and plan to continue to invest in manufacturing equipment to serve both the high-end photomask and mainstream markets. As we face challenges that require us to make significant improvements in our competitiveness, we continue to implement programs to streamline, drive efficiency and reduce cost in our infrastructure.

State-of-the-art production for semiconductor masks is considered to be 7 nanometer and smaller including EUV lithography for ICs and Generation 8.6 AMOLED display-based process technologies for FPDs. However, we define our high-end product category as 28nm and below for semiconductors and Generation 10.5 plus, Generation 6 and 8 AMOLED and LTPS for displays. This is consistent with current merchant mask industry definitions.
Moreover, design nodes above 28nm and FPD processes for standard LCD displays below Generation 10 are considered mainstream or standard products. At these geometries and various high-end nodes, we can produce full lines of photomasks, and there is no significant technology employed by our competitors that is not available to us. We expect advanced-generation designs to continue to move to production throughout fiscal 2026, and we believe we are well positioned to service an increasing volume of this business as a result of our investments in manufacturing processes and technology in the regions where our customers are located.

The photomask industry has been, and is expected to continue to be characterized by technological change and evolving industry standards. In order to remain competitive, we will be required to continually anticipate, respond to, and utilize changing technologies. In particular, we believe that, as semiconductor geometries continue to become smaller, and display designs become larger or otherwise more advanced, we will be required to manufacture even more complex products, including photomasks with optical proximity correction, phase-shift and EUV photomasks. Additionally, demand for photomasks has been, and could in the future be, adversely affected by changes in high-performance electronics fabrication methods that affect the type or quantity of photomasks used, such as changes in semiconductor demand that favor programmable IC devices and other approaches that replace application-specific ICs, or the use of certain chip-stacking methodologies that lessen the emphasis on conventional lithography technology. Furthermore, increased market acceptance of alternative methods of transferring circuit designs onto semiconductor wafers could reduce or eliminate the need for photomasks in the production of semiconductors.

Our revenues have benefited, and our costs, including depreciation, have been affected by the increased demand for high-end-technology photomasks that require more advanced manufacturing capabilities, but generally command higher ASPs. Our capital expenditure payments were $188.1 million, $130.9 million and $131.3 million in 2025, 2024 and 2023, respectively. Nonetheless, we intend to continue to make the required investments to support the technological and production requirements of our customers that we believe will continue to enable our growth. This includes investments to replace end-of-life mask-making equipment with higher-performing systems that better serve our customers. In support of this effort, we expect capital expenditure payments to be approximately $330 million in fiscal year 2026.

The manufacture of photomasks for use in fabricating ICs, FPDs, and other related products built using comparable photomask-based process technologies has been, and continues to be, capital intensive. Our employees and our integrated global manufacturing network represent a significant portion of our fixed operating cost base. Should our revenue decrease as a result of a decrease in design releases from our customers, we may have excess or underutilized production capacity, which could significantly impact our operating margins, or result in write-offs from asset impairments.

Results of Operations

The following tables present selected operating information expressed as a percentage of revenue. The columns may not foot due to rounding.

	Three Months Ended		
	October 31, 2025	August 3, 2025	October 31, 2024
Revenue	100.0%	100.0%	100.0%
Cost of goods sold	65.0	66.3	63.0
Gross profit	35.0	33.7	37.0
Selling, general and administrative expenses	9.3	8.8	9.4
Research and development expenses	1.5	2.0	2.4
Operating income	24.1	22.9	25.2
Non-operating (expense) income, net	11.1	(4.5)	(0.5)
Income before income tax provision	35.2	18.4	24.7
Income tax (benefit) provision	(1.2)	4.6	6.5
Net income	36.4	13.8	18.2
Net income attributable to noncontrolling interests	7.8	3.0	2.9
Net income attributable to Photronics, Inc. shareholders	28.6%	10.9%	15.3%

	Year Ended		
	October 31, 2025	October 31, 2024	October 31, 2023
Revenue	100.0%	100.0%	100.0%
Cost of goods sold	64.7	63.6	62.3
Gross profit	35.3	36.4	37.7
Selling, general and administrative expenses	8.9	9.0	7.8
Research and development expenses	1.9	1.9	1.5
Operating income	24.5	25.6	28.4
Non-operating income	1.6	3.0	1.9
Income before income tax provision	26.1	28.5	30.3
Income tax provision	3.7	7.3	7.9
Net income	22.4	21.2	22.4
Net income attributable to noncontrolling interests	6.3	6.1	8.3
Net income attributable to Photronics, Inc. shareholders	16.1%	15.1%	14.1%

Note: All the following tabular comparisons, unless otherwise indicated, are for the three months ended October 31, 2025 (Q4 FY25), August 3, 2025 (Q3 FY25) and October 31, 2024 (Q4 FY24), and for the fiscal years ended October 31, 2025 (YTD FY25), October 31, 2024 (YTD FY24), and October 31, 2023 (YTD FY23). Please refer to Part II, Item 7 of our 2024 Form 10-K for comparative discussion of our fiscal years ended October 31, 2024, and October 31, 2023. The tables in this section (Part II, Item 7) may not foot due to rounding.

Revenue

Our quarterly revenues can be affected by the seasonal purchasing practices of our customers. As a result, demand for our products is typically reduced during the first quarter of our fiscal year by the North American, European, and Asian holiday periods, as some of our customers reduce their development and, consequently, their buying activities during those periods.

The following tables present changes in revenue disaggregated by product type and geographic origin, in Q4 FY25 and YTD FY25 from revenue in prior reporting periods.

Quarterly Changes in Revenue by Product Type ($ in millions)

		Q4 FY25 compared with Q3 FY25			Q4 FY25 compared with Q4 FY24	
		Revenue in Q4 FY25	Increase (Decrease)	Percent Change	Increase (Decrease)	Percent Change
IC						
High-end *	$	65.8	$ 12.2	22.7%	$ 5.8	9.6%
Mainstream		91.6	(2.5)	(2.7)%	(12.1)	(11.6)%
Total IC	$	157.4	$ 9.7	6.5%	$ (6.3)	(3.8)%
FPD						
High-end *	$	48.7	$ (4.8)	(8.9)%	$ 0.4	0.8%
Mainstream		9.6	0.5	5.5%	(0.9)	(8.8)%
Total FPD	$	58.3	$ (4.3)	(6.8)%	$ (0.5)	(0.9)%
Total Revenue	$	215.8	$ 5.4	2.6%	$ (6.8)	(3.1)%

* High-end photomasks typically have higher ASPs than mainstream products.

Quarterly Changes in Revenue by Geographic Origin ($ in millions) **

		Q4 FY25 compared with Q3 FY25			Q4 FY25 compared with Q4 FY24	
		Revenue in Q4 FY25	Increase (Decrease)	Percent Change	Increase (Decrease)	Percent Change
Taiwan	$	67.3	$ (1.1)	(1.6)%	$ (2.4)	(3.4)%
China		58.1	7.5	14.8%	(2.7)	(4.5)%
South Korea		37.0	(6.7)	(15.4)%	(3.0)	(7.5)%
United States		43.5	5.7	15.3%	1.8	4.2%
Europe		9.0	(0.1)	(1.3)%	(0.9)	(9.4)%
Other		0.9	0.1	11.1%	0.4	87.2%
Total revenue	$	215.8	$ 5.4	2.6%	$ (6.8)	(3.1)%

** This table disaggregates revenue by the location in which it was earned.

Revenue in Q4 FY25 of $215.8 million represented an increase of 2.6% compared with Q3 FY25, and a decrease of 3.1% from Q4 FY24.

Overall IC revenue increased $9.7 million or 6.5% in Q4 FY25 from Q3 FY25 due to strong order patterns globally including the U.S. IC revenue decreased $6.3 million or 3.8% from Q4 FY24, as a result of a decline in maintream products partially offset by an increase in high-end demand. IC mainstream revenue decreased $2.5 million or 2.7% from Q3 FY25, and $12.1 million or 11.6% from Q4 FY24 primarily due to market conditions and geopolitical impacts.

FPD revenue decreased $4.3 million or 6.8% in Q4 FY25 from Q3 FY25, and $0.5 million or 0.9% from Q4 FY24 mainly due to the decrease in high-end products, which decreased $4.8 million or 8.9% in Q4 FY25 from Q3 FY25 due to timing of order patterns.

Year-over-Year Changes in Revenue by Product Type ($ in millions)

				YTD FY25 compared with YTD FY24		
		Revenue in YTD FY25		Increase (Decrease)		Percent Change
IC						
High-end *		$	238.9	$	10.4	4.6%
Mainstream			376.2		(33.4)	(8.2)%
Total IC		$	615.1	$	(23.0)	(3.6)%
FPD						
High-end *		$	195.5	$	0.2	0.1%
Mainstream			38.7		5.2	15.7%
Total FPD		$	234.2	$	5.4	2.4%
Total Revenue		$	849.3	$	(17.6)	(2.0)%

* High-end photomasks typically have higher ASPs than mainstream photomasks.

Year-over-Year Changes in Revenue by Geographic Origin ($ in millions)**

			YTD FY25 compared with YTD FY24		
		Revenue in YTD FY25		Increase (Decrease)	Percent Change
Taiwan	$	283.8	$	(4.4)	(1.5)%
China		221.0		(11.9)	(5.1)%
South Korea		158.5		0.5	0.3%
United States		148.9		2.3	1.5%
Europe		34.2		(5.2)	(13.2)%
Other		2.9		1.1	61.3%
	$	849.3	$	(17.6)	(2.0)%

** This table disaggregates revenue by the location in which it was earned.

Overall revenue decreased $17.6 million or 2.0% in YTD FY25 from YTD FY24, driven by a $23.0 million or 3.6% decrease in IC revenue due to lower demand for mainstream products earlier in the year, partially offset by strong demand for high-end products. FPD revenue increased by $5.4 million or 2.4%, driven by a $5.2 million or 15.7% increase in mainstream product revenue due to an increase in G8 products.

Gross Margin

	Q4 FY25	Q3 FY25	Percent Change	Q4 FY24	Percent Change
Gross profit	$ 75.5	$ 70.9	6.5%	$ 82.3	(8.3)%
Gross margin	35.0%	33.7%		37.0%	

Gross margin increased to 35% in Q4 FY25 from 33.7% in Q3 FY25, primarily due to favorable product mix and lower manufacturing cost, partially offset by higher overhead costs.

Gross margin decreased to 35% in Q4 FY25 from 37% in Q4 FY24, primarily due to unfavorable product mix and higher labor costs, partially offset by lower equipment costs as a percentage of revenue.

	YTD FY25	YTD FY24	Percent Change
Gross profit	$ 299.8	$ 315.9	(5.1)%
Gross margin	35.3%	36.4%	

Gross margin decreased to 35.3% in YTD FY25 from 36.4% in YTD FY24, primarily due to increased material costs resulting from unfavorable product mix.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $20.0 million in Q4 FY25, compared with $18.4 million in Q3 FY25, and $21.0 million in Q4 FY24. The $1.6 million increase from Q3 FY25 was primarily the result of additional compensation and related expenses of $1.2 million. The $1.0 million decrease from Q4 FY24 was primarily the result of decreased professional fees of $0.5 million.

Selling, general and administrative expenses were $75.6 million in YTD FY25, compared with $77.8 million in YTD FY24. The decrease of $2.2 million is primarily due to a decrease in compensation and related expenses of $1.1 million and professional fees of $1.0 million.

Research and Development Expenses

Research and development expenses, which primarily consist of development and qualification efforts related to process technologies for high-end IC and FPD applications, decreased $1.1 million to $3.2 million in Q4 FY25, from Q3 FY25; the decrease was primarily caused by decreased qualification activities in the U.S. Research and development expenses in Q4 FY25 decreased by $2.1 million from Q4 FY24 as a result of decreased development activities in the U.S. and Asia. On a full year basis, research and development expenses decreased $0.8 million, to $15.8 million, primarily due to decreased development activities in Asia, partially offset by increased research and development activity in the U.S.

Other Income (Expense), net

	Q4 FY25		Q3 FY25		Q4 FY24
Foreign currency transactions impact, net	$	18.6	$	(14.3)	$	(7.7)
Interest expense, net		-		-		(0.1)
Interest income and other income, net		5.3		4.8		6.8
Other income (expense), net	$	23.9	$	(9.4)	$	(1.0)

Other income increased $33.3 million in Q4 FY25 from Q3 FY25 and $24.9 million from Q4 FY24, primarily due to foreign currency impacts. The foreign currency impacts were primarily driven by favorable movements of the New Taiwan dollar and the South Korean won, against the U.S. dollar for both periods.

	YTD FY25		YTD FY24
Foreign currency transactions impact, net	$	(8.3)	$	2.2
Interest expense, net		(0.1)		(0.3)
Interest income and other income, net		22.0		24.0
Other income (expense), net	$	13.6	$	25.9

Other income decreased $12.3 million in YTD FY25, compared with YTD FY24, due to unfavorable movements of the New Taiwan dollar and the South Korean won, against the U.S. dollar for the period.

Income Tax Provision

	Q4 FY25	Q3 FY25	Q4 FY24
Income tax provision	$ (2.7)	$ 9.6	$ 14.6
Effective income tax rate	(3.5)%	24.8%	26.6%

The effective income tax rates are sensitive to the jurisdictional mix of our earnings, due, in part, to the non-recognition of tax benefits on losses in jurisdictions with valuation allowances.

The effective income tax rate decreased in Q4 FY25 compared with Q3 FY25 primarily due to the release of a $16.7 million valuation allowance related to deferred tax assets that are now expected to be realized in future periods, as well as $2.8 million of reversals of uncertain tax positions mainly resulting from audit settlements and statute expirations. These favorable items were partially offset by $7.1 million of foreign tax rate differentials driven by higher income levels during the quarter. In addition, the effective tax rate was impacted by an unfavorable jurisdictional mix of earnings.

The effective income tax rate decrease in Q4 FY25, compared with Q4 FY24, is primarily due to the impact of the change in valuation allowance described above, changes in the jurisdictional mix of earnings, and a decrease in foreign tax compared with the prior year.

	YTD FY25	YTD FY24
Income tax provision	$ 31.6	$ 63.6
Effective income tax rate	14.2%	25.7%

The decrease in the effective income tax rate on a full-year basis in FY25, compared with FY24, is primarily due to the release of valuation allowance as described above. We also regularly assess the potential outcomes of ongoing and future tax examinations and, accordingly, have recorded accruals for such contingencies. Included in the balance of unrecognized tax benefits as of October 31, 2025 and October 31, 2024, are $11.4 million and $14.7 million respectively, recorded in Other liabilities in the consolidated balance sheets that, if recognized, would impact the effective tax rates.

On December 15, 2022, the European Union (EU) Member States formally adopted the EU's Pillar Two Directive, which generally provides for a minimum effective tax rate of 15%, as established by the Organization for Economic Co-operation and Development (OECD) Pillar Two Framework. The EU effective dates are January 1, 2024, and January 1, 2025, for different aspects of the directive. A significant number of other countries are expected to continue to implement similar legislation with varying effective dates.

The Company is currently subject to Pillar Two, but we estimate that the financial impact is immaterial. We will continue to monitor further developments to determine any potential impact in the countries in which we operate.

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted in the United States. The OBBBA includes significant changes to federal tax law and other regulatory provisions that may impact the Company. The legislation enacted will be effective for Photronics commencing in our fiscal year 2026. We will continue to monitor and evaluate the impact of the legislative changes as more guidance becomes available.

Net Income Attributable to Noncontrolling Interests

Net income attributable to noncontrolling interests was $16.8 million in Q4 FY25, compared with $6.2 million in Q3 FY25; the increase of $10.6 million was the result of an increase in the net incomes of our joint venture operations. Net income attributable to noncontrolling interests increased $10.5 million in Q4 FY25, compared with $6.4 million in Q4 FY24; which was the result of an increase in the net incomes of our joint venture operations.

Net income attributable to noncontrolling interests increased by $0.7 million in YTD FY25 to $53.8 million from $53.2 million in YTD FY24, as a result of increased net income at both our Taiwan-based and China-based joint venture IC facilities.

Liquidity and Capital Resources

Cash and cash equivalents were $492.3 million and $598.5 million as of October 31, 2025, and October 31, 2024, respectively. As of October 31, 2025, total cash and cash equivalents included $446.1 million held by foreign subsidiaries, including an aggregate of $353.8 million held by our joint ventures in Taiwan and China. In addition, we currently have $95.9 million in short-term investments and CNY 200 million or USD 25 million of borrowing capacity in China to support local operations. See Note 8 – Debt to the consolidated financial statements for additional information on our outstanding debt and currently available financing. Our primary sources of liquidity are our cash on hand and cash we generate from operations.

We continually evaluate alternatives for efficiently funding our capital expenditures and ongoing operations. These reviews may result in our engagement in a variety of investing and financing transactions, in the transfer of cash among subsidiaries, and/or the repatriation of cash to the U.S. The transfer of funds among subsidiaries could be subject to foreign withholding taxes; in certain jurisdictions, repatriation of these funds to the U.S. may subject them to U.S. state income taxes and/or local country withholding taxes. We believe that our liquidity, including available financing, is sufficient to meet our requirements through the next twelve months and thereafter for the foreseeable future. Through the utilization of our existing liquidity, cash we generate from operations and short-term investments, we plan to continue to invest in our business, with our investments targeted to align with our customers' technology road maps. In addition, we stand ready to invest in mergers, acquisitions, or strategic partnerships, should a suitable opportunity arise.

We estimate capital expenditures for our fiscal year 2026 will be approximately $330 million; these investments will be targeted towards high-end and mainstream "point" tools that will increase our operating capacity and efficiency and enable us to support our customers' near-term demands. As of October 31, 2025, we had outstanding capital commitments of approximately $126.4 million and accrued liabilities related to capital equipment purchases of approximately $13.0 million. Although payment timing could vary, primarily as a result of the timing of tool delivery, installation and testing, we currently estimate that we will fund $120.0 million of our total $139.4 million committed and recognized obligations for capital expenditures over the next twelve months. Please refer to Notes 11 - Leases and 16 – Commitments and Contingencies to our consolidated financial statements for additional information on our lease liabilities and unrecognized commitments, respectively.

On August 28, 2024, the Board of Directors authorized an increase to the Company's existing share repurchase program from the remaining $31.7 million to $100 million. In June 2025, the Board of Directors authorized an additional $25 million share repurchase. During the fiscal year ended as of October 31, 2025, the Company repurchased 5.0 million shares for $97.4 million. As a result, as of October 31, 2025, $27.6 million remained available under this authorization. Depending on market conditions, we may utilize some or the entire remaining approved amount to reacquire additional shares.

As discussed in Note 6 – PDMCX Joint Venture of our consolidated financial statements, DNP, the noncontrolling interest in our China-based joint venture has, under certain circumstances, the right to put its interest in the joint venture to Photronics, or to purchase our interest in the joint venture. Under all such circumstances, the sale of DNP's interest would be at its ownership percentage of the joint venture's net book value, with closing to take place within three business days of obtaining required approvals and clearance. As of the date of issuance of this report, DNP had not indicated its intention to exercise this right. As of October 31, 2025, Photronics and DNP each had net investments in this joint venture of approximately $160.4 million.

Cash Flows

	Year Ended		
	October 31, 2025	October 31, 2024	October 31, 2023
Net cash provided by operating activities	$ 247.8	$ 261.4	$ 302.2
Net cash used in investing activities	$ (238.9)	$ (156.5)	$ (101.5)
Net cash used in financing activities	$ (115.3)	$ (7.7)	$ (18.5)

Operating Activities: Net cash provided by operating activities reflects net income adjusted for certain non-cash items, including depreciation and amortization, share-based compensation, and the effects of changes in operating assets and liabilities. Net cash provided by operating activities decreased by $13.6 million in FY25, compared with FY24, primarily due to unfavorable changes in working capital.

Investing Activities: Net cash used in investing activities increased by $82.4 million in FY25, compared to FY24, primarily driven by an increase of purchases of short-term investments of $29.0 million and purchases of property, plant, and equipment of $57.2 million.

Financing Activities: Net cash used in financing activities increased by $107.6 million in FY25, compared to FY24. This was driven by an increase in repurchases of common stock of $97.4 million and repayments of debt of $11.4 million.

Our cash, cash equivalents, and restricted cash balances were positively impacted by changes in foreign currency exchange rates in FY25 of $0.2 million.

Non-GAAP Financial Measures

Non-GAAP Net Income attributable to Photronics, Inc. shareholders and non-GAAP diluted earnings per share attributable to Photronics, Inc. shareholders are "non-GAAP financial measures" as such term is defined by Regulation G of the Securities and Exchange Commission and may differ from similarly named non-GAAP financial measures used by other companies. The financial tables below reconcile Photronics, Inc. financial results under U.S. GAAP to our non-GAAP financial information. We believe these non-GAAP financial measures that exclude certain items are useful for analysts and investors to evaluate the Company's on-going performance because they enable a more meaningful comparison of historical results of the Company's core business. These non-GAAP metrics are not a measure of consolidated operating results under U.S. GAAP and should not be considered as an alternative to Net income (loss), Net income (loss) per share, or any other measure of consolidated results under U.S. GAAP. The items excluded from these non-GAAP metrics but included in the calculation of their closest U.S. GAAP equivalent, are significant components of the condensed consolidated statement of income and must be considered in performing a comprehensive assessment of overall financial performance.

The following table reconciles U.S. GAAP net income and diluted earnings per share attributable to Photronics, Inc. shareholders to non-GAAP net income and diluted earnings per share attributable to Photronics, Inc. shareholders for the indicated periods. The columns may not foot due to rounding.

	Three Months ended			Year ended		
	Oct 31, 2025	Aug 3, 2025	Oct 31, 2024	Oct 31, 2025	Oct 31, 2024	Oct 31, 2023
Reconciliation of U.S. GAAP to non-GAAP net income:						
U.S. GAAP net income attributable to Photronics, Inc. shareholders	$ 61,801	$ 22,891	$ 33,869	$ 136,405	$ 130,688	$ 125,485
FX (gain) loss	(18,615)	14,258	7,758	8,310	(2,168)	(2,466)
Estimated tax effects of FX (gain) loss	4,781	(3,663)	(1,936)	(2,066)	477	317
Estimated noncontrolling interest effects of above	3,341	(4,130)	(2,637)	(5,342)	(1,407)	2,676
Reversal of deferred tax valuation allowance	(16,751)	-	-	(16,751)	-	-
Non-GAAP net income attributable to Photronics, Inc. shareholders	$ 34,557	$ 29,356	$ 37,054	$ 120,556	$ 127,590	$ 126,012
Weighted-average number of common shares outstanding - Diluted	57,977	58,068	62,456	59,920	62,391	61,755
Reconciliation of U.S. GAAP to non-GAAP EPS:						
U.S. GAAP diluted earnings per share attributable to Photronics, Inc. shareholders $	1.07	$ 0.39	$ 0.54	$ 2.28	$ 2.09	$ 2.03
Effects of the non-GAAP adjustments above	(0.47)	0.12	0.05	(0.27)	(0.04)	0.01
Non-GAAP diluted earnings per share attributable to Photronics, Inc. shareholders $	0.60	$ 0.51	$ 0.59	$ 2.01	$ 2.05	$ 2.04

Business Outlook

Our current business outlook and guidance was provided in our Full Year and Fourth Quarter Fiscal 2025 Results earnings call, and related slide deck, but is not incorporated herein. These can be accessed in the investor section of our website - www.photronics.com. Information included on our website is not incorporated in this Form 10-K.

Our future results of operations and the other forward-looking statements contained in this filing and in our "Full Year and Fourth Quarter Fiscal 2025 Results" earnings call and presentation involve a number of risks and uncertainties, some of which are discussed in Part I, Item 1A of this report. These factors and a number of other unforeseeable factors could cause actual results to differ materially from our expectations.

Critical Accounting Estimates

Our consolidated financial statements are based on the selection and application of accounting policies, which require management to make significant estimates and assumptions. We believe the following to be the more critical areas that require judgment when applying our accounting policies:

- <u>Revenue Recognition</u>: The application of GAAP related to the measurement and recognition of revenue requires us to make judgments and estimates, including the determination of whether we should recognize revenue as we perform or upon the completion of our performance, as these determinations impact the timing and amount of our reported revenue and net income. Other significant judgments include the estimation of the point in the manufacturing process at which we are entitled to recognize revenue, as well as the measurement of our progress towards satisfying our performance obligations, which determine the amount of revenue we are entitled to recognize.

- <u>Property, Plant and Equipment</u>: Significant judgment and assumptions are employed when we establish the estimated useful lives of asset classes, and determine when depreciation should commence for individual assets, as these determinations can significantly impact our gross margin and research and development expenses. Significant judgment would also be employed when events or changes in circumstances indicate that the carrying amount of a group of assets may not be recoverable, as the recoverability assessment requires us to forecast future cash flows related to these assets; this evaluation can significantly impact our gross margin and operating expense.

- <u>Leases</u>: Significant judgment is applied in the determination of whether an arrangement is, or contains, a lease and, in certain instances, whether the lease should be classified as an operating lease or a finance lease, which can impact the timing and classification of lease costs.

- <u>Contingencies</u>: We are subject to the possibility of losses from various contingencies. Significant judgment is necessary to estimate the probability and amount of a loss, if any, from such contingencies. An accrual is made when it is probable that a liability has been incurred or an asset has been impaired and the amount of loss can be reasonably estimated. Changes in estimates related to, and resolutions of, contingencies may have a material impact on our financial performance.

- <u>Income Taxes</u>: Our annual tax rate is determined based on our income and the jurisdictions where it is earned, statutory tax rates, and the tax impacts of items treated differently for tax purposes than for financial reporting purposes. Also inherent in determining our annual tax rate are judgments and assumptions regarding the recoverability of certain deferred tax assets, and our ability to uphold certain tax positions. We are subject to complex tax laws, in the U.S. and numerous foreign jurisdictions, and the manner in which they apply can be open to interpretation. Realization of deferred tax assets is dependent upon generating sufficient taxable income in the appropriate jurisdiction in future periods, which involves business plans, planning opportunities, and expectations about future outcomes. Our assessment relies on estimates and assumptions and may involve a series of complex judgments about future events.

  There are a number of estimates and assumptions inherent in calculating the various components of our tax provision. Future events such as changes in tax legislation, geographic mix of earnings, findings in tax audits, and earnings repatriation plans could have an impact on those estimates and our effective tax rate.

Effect of Recent Accounting Pronouncements

See Note 1 to our consolidated financial statements in this report for recent accounting pronouncements that may affect our financial reporting.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Rate Risk

We conduct business in several major currencies throughout our worldwide operations, and our financial performance may be affected by fluctuations in the exchange rates of these currencies. Changes in exchange rates can positively or negatively affect our reported revenue, operating income, assets, liabilities, and equity. The functional currencies of our Asian subsidiaries are the South Korean won, the New Taiwan dollar, the Chinese yuan, and the Singapore dollar. The functional currencies of our European subsidiaries are the British pound and the euro. In addition, we engage in transactions and have exposures to the Japanese yen.

We attempt to minimize our risk of foreign currency transaction losses by producing products in the same country in which the products are sold (thereby generating revenues and incurring expenses in the same currency), and by managing our working capital. However, in some instances, we sell products in a currency other than the functional currency of the entity where it was produced, or purchase products in a currency that differs from the functional currency of the purchasing entity. We may also enter into derivative contracts to mitigate our exposure to foreign currency fluctuations when we have a significant purchase obligation or significant receivable denominated in a currency that differs from the functional currency of the transacting subsidiary. We do not enter into derivatives for speculative purposes. There can be no assurance that this approach will protect us from the need to recognize significant foreign currency transaction gains and losses, especially in the event of a significant adverse movement in the value of any foreign currency in which we conduct business against any of our functional currencies, including the U.S. dollar.

Our primary net foreign currency exposures as of October 31, 2025, included the South Korean won, the Japanese yen, the New Taiwan dollar, the Chinese yuan, the Singapore dollar, the British pound sterling, and the euro. As of that date, a 10% adverse movement in the value of currencies different from the functional currencies of our subsidiaries would have resulted in a net unrealized pre-tax loss of $70.1 million, which represents an increase of $8.8 million from our exposure as of October 31, 2024. Our most significant exposures at October 31, 2025, were exposures of the New Taiwan Dollar and the South Korean won against the U.S. dollar. We do not believe that a 10% change in the exchange rates of other non-U.S. dollar currencies, other than the aforementioned currencies, would have had a material effect on our October 31, 2025, consolidated financial statements.

Interest Rate Risk

A 10% adverse or favorable movement in the interest rates on our variable rate borrowings would not have had a material effect on our October 31, 2025, consolidated financial statements.

Inflation Risk

Inflationary factors generally affect us by increasing our labor and overhead costs, as well as costs associated with certain risks identified above, which may adversely affect our results of operations and financial position. We have historically been able to recover the impacts of inflation through sales price increases, however we cannot reasonably estimate our ability to successfully recover any impact of inflation through price increases in the future. Our inability to do so could harm our results of operations and financial position.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Photronics, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Photronics, Inc., and subsidiaries (the "Company") as of October 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the three years in the period ended October 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2025 and October 31, 2024, and the results of its operations and its cash flows for each of the three years in the period ended October 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of October 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated December 17, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which they relate.

Revenue – Contracts with Customers— Refer to Note 1 & 10 of the financial statements.

Critical Audit Matter Description

The Company recognizes revenue over time for in-process production orders that have not shipped for contracts with customers for which it has an enforceable right to bill and collect consideration, including a reasonable profit, in the event the in-process orders are cancelled by the customers. In addition, as photomasks are manufactured to customer specifications, they have no alternative use to the Company. This results in the Company recording a corresponding contract asset as of period-end for these contracts. Significant judgment is exercised by the Company in determining the amount of revenue to recognize for these contracts and the corresponding contract asset, specifically in estimating the point within the production cycle at which the production orders stand in relation to the Company's enforceable right within the contract. Pursuant to these contracts, revenue recognized over time and the associated contract asset as of October 31, 2025 was $12.7 million.

We identified the determination of revenue recognized over time for in-process productions orders as of October 31, 2025 as a critical auditing matter because of the significant estimates and assumptions management makes in determining the amount of revenue to recognize for these contracts. This required a high degree of audit judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management's determination of the progress point of in-process orders and the amount of revenue recognized over time and the corresponding contract asset as of October 31, 2025.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company's determination of the progress point of in-process orders and resulting revenue recognized over time and corresponding contract asset as of October 31, 2025 included the following:

- We tested the operating effectiveness of controls over management's determination of the point in the production process and correlation to stated contractual rights.
- We tested the mathematical accuracy of management's calculations of revenue and the associated timing of revenue recognized in the consolidated financial statements.
- We tested the accuracy and completeness of the in-process orders report by performing physical observations.
- We selected a sample of in-process production orders as of October 31, 2025 and performed the following procedures for each selection:
  - o Obtained and read the customer agreement/purchase order, invoice, and quote to determine whether the company has an enforceable right to bill and collect consideration.
  - o Evaluated management's identification of significant contract terms and resulting revenue recognition for the in-process production order.
  - o Evaluated management estimate of the production point for the in-process order and corresponding revenue recognition and contract asset based on the Company's enforceable right within the contract.
  - o Recalculated revenue recognized by testing actual costs incurred and by recalculating percentage completion based on total expected costs for each sampled order.

/s/ Deloitte & Touche LLP
Boston, Massachusetts
December 17, 2025

We have served as the Company's auditor since 1991.

PHOTRONICS, INC.
Consolidated Balance Sheets
(in thousands, except per share amounts)

		October 31, 2025		October 31, 2024
ASSETS				
Current assets:				
Cash and cash equivalents	$	492,256	$	598,485
Short-term investments		95,909		42,184
Accounts receivable, net of allowance of $1,166 in 2025 and $1,126 in 2024		195,921		200,830
Inventories		61,767		56,527
Other current assets		44,199		33,036
Total current assets		890,052		931,062
Property, plant and equipment, net		854,436		745,257
Deferred income taxes		40,207		23,059
Other assets		19,839		12,681
Total assets	$	1,804,534	$	1,712,059
LIABILITIES AND EQUITY				
Current liabilities:				
Current portion of long-term debt	$	11	$	17,972
Accounts payable		84,209		78,717
Accrued liabilities		81,653		87,122
Total current liabilities		165,873		183,811
Long-term debt		13		25
Other liabilities		41,341		47,464
Total liabilities		207,227		231,300
Commitments and contingencies (Note 16)				
Equity:				
Preferred stock, $0.01 par value, 2,000 shares authorized, none issued and outstanding		-		-
Common stock, $0.01 par value, 150,000 shares authorized, 57,633 shares issued and outstanding at October 31, 2025, and 61,949 shares issued and outstanding at October 31, 2024		576		619
Additional paid-in capital		486,934		514,757
Retained earnings		772,199		691,807
Accumulated other comprehensive loss		(86,120)		(86,319)
Total Photronics, Inc. shareholders' equity		1,173,589		1,120,864
Noncontrolling interests		423,718		359,895
Total equity		1,597,307		1,480,759
Total liabilities and equity	$	1,804,534	$	1,712,059

See accompanying notes to consolidated financial statements.

PHOTRONICS, INC.
Consolidated Statements of Income
(in thousands, except per share amounts)

		Year Ended				
		October 31, 2025		October 31, 2024		October 31, 2023
Revenue	$	849,294	$	866,946	$	$892,076
Cost of goods sold		549,464		551,000		555,914
Gross profit		299,830		315,946		336,162
Operating expenses:						
Selling, general and administrative		75,625		77,760		69,458
Research and development		15,804		16,576		13,654
Total operating expenses		91,429		94,336		83,112
Other operating expense		(240)		(92)		-
Operating income		208,161		221,518		253,050
Other income (expense):						
Foreign currency transactions impacts, net		(8,310)		2,168		2,466
Interest income and other income, net		21,988		24,063		14,863
Interest expense		(55)		(334)		(433)
Income before income tax provision		221,784		247,415		269,946
Income tax provision		31,550		63,567		70,312
Net income		190,234		183,848		199,634
Net income attributable to noncontrolling interests		53,829		53,160		74,149
Net income attributable to Photronics, Inc. shareholders	$	136,405	$	$130,688	$	$125,485
Earnings per share:						
Basic	$	2.29	$	2.12	$	$2.05
Diluted	$	2.28	$	2.09	$	$2.03
Weighted-average number of common shares outstanding:						
Basic		59,606		61,726		61,139
Diluted		59,920		62,391		61,755

See accompanying notes to consolidated financial statements.

PHOTRONICS, INC.
Consolidated Statements of Comprehensive Income
(in thousands)

		Year Ended				
		October 31, 2025		October 31, 2024		October 31, 2023
Net income	$	190,234	$	183,848	$	199,634
Other comprehensive income (loss), net of tax:						
Foreign currency translation adjustments		9,954		8,630		5,615
Other		239		(81)		(3)
Net other comprehensive income		10,193		8,549		5,612
Comprehensive income		200,427		192,397		205,246
Less: comprehensive income attributable to noncontrolling interests		63,823		59,293		70,039
Comprehensive income attributable to Photronics, Inc. shareholders	$	136,604	$	133,104	$	135,207

See accompanying notes to consolidated financial statements.

PHOTRONICS, INC.
Consolidated Statements of Equity
Years Ended October 31, 2025, 2024 and 2023
(in thousands)

Photronics, Inc. Shareholders

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non-Controlling Interests	Total Equity
	Shares	Amount					
Balance as of October 31, 2022	60,791	$ 608	$ 493,741	$ 435,634	$ (98,456)	$ 230,562	$ 1,062,089
Net income	-	-	-	125,485	-	74,149	199,634
Other comprehensive income (loss)	-	-	-	-	9,722	(4,110)	5,612
Shares issued under equity plans	519	5	268	-	-	-	273
Share-based compensation expense	-	-	8,001	-	-	-	8,001
Balance as of October 31, 2023	61,310	$ 613	$ 502,010	$ 561,119	$ (88,734)	$ 300,601	$ 1,275,609
Net income	-	-		130,688	-	53,160	183,848
Other comprehensive income	-	-	-	-	2,415	6,134	8,549
Shares issued under equity plans	639	6	(1,143)	-	-	-	(1,137)
Share-based compensation expense	-	-	13,890	-	-	-	13,890
Balance as of October 31, 2024	61,949	$ 619	$ 514,757	$ 691,807	$ (86,319)	$ 359,895	$ 1,480,759
Net income	-	-	-	136,405	-	53,829	190,234
Other comprehensive income	-	-	-	-	199	9,994	10,193
Shares issued under equity plans	672	6	149	-	-	-	155
Share-based compensation expense	-	-	13,388	-	-	-	13,388
Purchase and retirement of common stock through repurchase program	(4,988)	(49)	(41,360)	(56,013)	-	-	(97,422)
Balance as of October 31, 2025	57,633	$ 576	$ 486,934	$ 772,199	$ (86,120)	$ 423,718	$ 1,597,307

PHOTRONICS, INC.
Consolidated Statements of Cash Flows
(in thousands)

		Year Ended				
		October 31, 2025		October 31, 2024		October 31, 2023
Cash flows from operating activities:						
Net income	$	190,234	$	183,848	$	199,634
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation and amortization of property, plant and equipment		77,258		82,433		80,473
Amortization of intangible assets		347		372		362
Share-based compensation		13,388		13,890		8,001
Deferred income taxes		(17,168)		(1,389)		(927)
Changes in assets, liabilities, and other:						
Accounts receivable		6,309		(2,541)		4,026
Inventories		(4,942)		(6,154)		1,236
Other current assets		(4,715)		628		9,665
Accounts payable, accrued liabilities and other		(12,913)		(9,643)		(294)
Net cash provided by operating activities		247,798		261,444		302,176
Cash flows used in investing activities:						
Purchases of property, plant and equipment		(188,137)		(130,942)		(131,295)
Purchases of short-term investments		(129,649)		(100,558)		(20,192)
Proceeds from maturities of short-term investments		76,823		72,836		47,537
Government incentives		2,158		2,229		2,522
Purchases of intangible assets		(94)		(89)		(117)
Other		-		59		-
Net cash used in investing activities		(238,899)		(156,465)		(101,545)
Cash flows used in financing activities:						
Repayments of debt		(17,972)		(6,621)		(18,439)
Common stock repurchases		(97,422)		-		-
Proceeds from share-based arrangements		2,231		1,916		1,248
Net settlements of restricted stock awards		(2,094)		(3,025)		(1,302)
Net cash used in financing activities		(115,257)		(7,730)		(18,493)
Effects of exchange rate changes on cash, cash equivalents, and restricted cash		228		2,127		(2,680)
Net change in cash, cash equivalents, and restricted cash		(106,130)		99,376		179,458
Cash, cash equivalents, and restricted cash at beginning of year		601,243		501,867		322,409
Cash, cash equivalents, and restricted cash at end of year		495,113		601,243		501,867
Less: Ending restricted cash		2,857		2,758		2,575
Cash and cash equivalents at end of year	$	492,256	$	598,485	$	499,292
Supplemental disclosure of non-cash information:						
Accruals for property, plant and equipment not yet paid	$	12,173	$	5,217	$	18,607
Expected refundable federal investment tax credit	$	10,925	$	5,013	$	-

See accompanying notes to consolidated financial statements.

PHOTRONICS, INC.
Notes to Consolidated Financial Statements
Years Ended October 31, 2025, October 31, 2024 and October 31, 2023
(in thousands, except share amounts)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business and Basis of Presentation

Description of Business

Photronics, Inc. ("Photronics", "the Company", "we", "our", or "us") is one of the world's leading manufacturers of photomasks, which are high-precision photographic quartz or glass plates containing microscopic images of electronic circuits. Photomasks are a key element in the manufacture of ICs and FPDs, and are used as masters to transfer circuit patterns onto semiconductor wafers and FPD substrates during the fabrication of integrated circuits, a variety of FPDs and, to a lesser extent, other types of electrical and optical components. The Company currently has eleven manufacturing facilities, located in Taiwan (3), China (2), South Korea (1), the United States (3), and Europe (2).

Basis of Presentation

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The accounting policies used to prepare these financial statements are the same as those used to prepare the consolidated financial statements in prior years, except as described in these notes or for the adoption of new standards as outlined below.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Photronics, Inc., its wholly owned subsidiaries, in which Photronics is considered the primary beneficiary, and the majority-owned subsidiaries which it controls.

All intercompany balances and transactions have been eliminated in consolidation.

Noncontrolling interests in subsidiaries related to Photronics ownership interests of less than 100% are reported as Noncontrolling interests in the consolidated balance sheets. The results of noncontrolling ownership interests held by Photronics, net of tax, are reported as Net (income) attributable to noncontrolling interests in the consolidated statements of income.

Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires Photronics to make estimates and assumptions that affect amounts reported in them. The Company's estimates are based on historical experience and on various assumptions that are believed to be reasonable, based on the facts and circumstances available at the time they are made. Subsequent actual results may differ from such estimates. The Company reviews these estimates periodically and reflects any effects of revisions in the period in which they are determined.

Translation of Foreign Currency Financial Statements

Photronics reporting currency is the U.S. dollar. The functional currency of the majority of Photronics foreign subsidiaries is their local currency. As such, amounts included in the consolidated statements of income, comprehensive income, cash flows, and changes in equity are translated using average exchange rates during each period. Assets and liabilities are translated at period-end exchange rates and resulting foreign currency translation adjustments are recorded in the consolidated balance sheets as a component of Accumulated other comprehensive loss.

45

Foreign Currency Transactions

Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured into their respective functional currencies at exchange rates in effect at the balance sheet date. The resulting exchange gain or loss is included in Photonics' consolidated statements of income as Foreign currency transactions impact, net.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with an original maturity of three months or less, readily convertible to known amounts of cash, and so near to their maturity that they present insignificant risk of changes in value because of changes in interest rates. Restricted cash is included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the consolidated statements of cash flows. The carrying values of cash equivalents approximate their fair values, due to the short-term maturities of these instruments.

Restricted Cash

Restricted cash in the amounts of $2.9 million and $2.8 million are included in Other assets on the Company's October 31, 2025 and October 31, 2024, consolidated balance sheets, respectively. The restrictions on these amounts are primarily related to land lease agreements and customs requirements.

Investments

The Company's classification of investments is as follows:
- Maturing within three months or less from the date of purchase   Cash and cash equivalents
- Maturing, as of the date of purchase, more than three months, but with remaining maturities of less than one year, from the balance sheet date Maturing one year or more from the balance sheet date -   Short-term investments Long-term marketable investments

Based upon the Company's intent and ability to hold its time deposits to maturity, maturities of which range up to twelve months at purchase, such securities are classified as held-to-maturity and are carried at amortized cost, which approximates market value. The Company's U.S. Government Securities, commercial paper and money market funds are classified as available-for-sale. Available-for-sale investments are reported at fair value, with unrealized gains or losses (net of tax) reported in *Accumulated other comprehensive income (loss)*. In the event of a sale of these securities, the Company would determine the cost of the investment sold at the specific individual security level and would include any gain or loss in *Interest income and other income, net*, where the Company also reports periodic interest earned and the amortization (accretion) of discounts (premiums) related to these investments.

When evaluating the investments for other-than-temporary impairment, the Company reviews factors such as length of time and extent to which fair value has been below cost basis, the financial condition of the issuer, and the Company's ability and intent to hold the investment for a period of time, which may be sufficient for anticipated recovery in market values.

Accounts Receivable, Unbilled Receivables and Allowance for Credit Losses

We generally record the Company's accounts receivable at their billed amounts. The Company recognizes unbilled receivables when the Company has satisfied its performance obligations, has an unconditional right to consideration, but has not yet issued an invoice. All outstanding past due customer invoices are reviewed for collectability during, and at the end of, every reporting period. To the extent that the Company believes a loss on the collection of a customer invoice is probable, the Company records the loss and credits an allowance for credit losses. In the event that an amount is determined to be uncollectible, the Company charges the allowance for credit losses and derecognizes the related receivable. Refer to the Company's revenue recognition policy, below, for additional information on the Company's accounting for accounts receivable.

Inventories

Inventories are stated at the lower of cost, determined under the first-in, first-out ("FIFO") method, or net realizable value. Please refer to Note 4 for additional information on the Company's inventories. Inventory reserves are established when conditions indicate that the net realizable value is less than cost due to assigned expiration dates or other causes based on individual facts and circumstances. If net realizable value is less than cost at the balance sheet date, the carrying amount is reduced to the realizable value, and the difference is recognized as a loss on valuation of inventories within cost of sales.

Property, Plant and Equipment, Net

Property, plant and equipment, except as described below under "Impairment of Long-Lived Assets," is stated at cost less accumulated depreciation and amortization. Repairs and maintenance, as well as renewals and replacements of a routine nature, are charged to operations as incurred, while those that improve or extend the lives of existing assets are capitalized. Upon sale or other disposition, the cost of the asset and its related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in earnings.

Depreciation and amortization, essentially all of which are included in *Cost of goods sold* in the Company's consolidated statements of income, are computed using the straight-line method over the estimated useful lives of the related assets. Buildings and improvements are depreciated over 10 to 39 years, machinery and equipment over 5 to 15 years, and furniture, fixtures, and office equipment over 3 to 5 years. Leasehold improvements are amortized over the lesser of the life of the lease or the estimated useful life of the improvement. The Company employs judgment when making assumptions about the estimated useful lives and depreciation periods the Company assigns to property, plant and equipment, and when events or changes in circumstances such as a significant industry downturn, plant closures, technological obsolescence, or other occurrences indicate that their carrying amounts may not be recoverable.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determinations of recoverability are based upon the Company's judgment and estimates of undiscounted future cash flows resulting from the use of the assets and their eventual disposition. Measurement of an impairment loss for long-lived assets that the Company expects to hold and use is based on the fair value of the assets, determined using a market or income approach, compared with the carrying value of the asset. The carrying values of assets determined to be impaired would be reduced to their estimated fair values.

Property, plant and equipment and other long-lived assets to be sold or otherwise disposed of are reported at the lower of carrying amount or fair value less cost to sell.

Stock Repurchases

The Company records stock repurchases under the cost method, recording the entire cost of the acquired stock. When the Company retires the Company's repurchased shares, any excess of the repurchase price paid over par value is allocated between additional paid-in capital and retained earnings.

Revenue Recognition

The Company recognizes revenue when, or as, control of a good or service transfers to a customer, in an amount that reflects the consideration to which the Company expects to be entitled in exchange for transferring those goods or services. The Company accounts for an arrangement as a revenue contract when each party has approved and is committed to perform under the contract, the rights of the contracting parties regarding the goods or services to be transferred and the payment terms are identifiable, the arrangement has commercial substance, and collection of consideration is probable. Substantially all of the Company's revenue comes from the sales of photomasks. The Company typically contracts with the Company's customers to sell sets of photomasks, which are comprised of multiple layers, the predominance of which the Company invoices as they ship to customers. As the photomasks are manufactured to customer specifications, they have no alternative use to the Company and, as the Company's contracts generally provide the Company with the right to payment for work completed to date, the Company recognizes revenue as the Company performs, or "over time," on most of the Company's contracts. The Company measures the Company's performance to date using an input method, which is based on the Company's estimated costs to complete the various manufacturing phases of a photomask. At the end of a reporting period, there are a number of uncompleted revenue contracts on which the Company has performed; for any such contracts under which the Company is entitled to be compensated for the Company's costs incurred plus a reasonable profit, the Company recognizes revenue and a corresponding contract asset for such performance. The Company accounts for shipping and handling activities that the Company performs after a customer obtains control of a good as being activities to fulfill the Company's promise to transfer the good to the customer, rather than as promised services, or performance obligations, under the contract. The Company reports the Company's revenue net of any sales or similar taxes the Company collects on behalf of governmental entities.

As stated above, photomasks are manufactured to customer specifications in accordance with their proprietary designs; thus, they are individually unique. Due to their uniqueness and other factors, their transaction prices are individually established through negotiations with customers; consequently, the Company's photomasks do not have standard or "list" prices. The transaction prices of the vast majority of the Company's revenue contracts include only fixed amounts of consideration. In certain instances, such as when the Company offers a customer an early payment discount, an estimate of variable consideration would be included in the transaction price, but only to the extent that a significant reversal of revenue would not occur when the uncertainty related to the variability was resolved.

Contract Assets and Contract Liabilities

The Company recognizes a contract asset when the Company's performance under a contract precedes the Company's receipt of consideration from a customer, or before payment is due, and the Company's receipt of consideration is conditional upon factors other than the passage of time. Contract assets reflect the Company's transfer of control to customers of photomasks that are in process or completed but not yet shipped to customers. A receivable is recognized when the Company has an unconditional right to payment for the Company's performance, which generally occurs when the Company ships the photomasks. The Company's contract assets primarily consist of a significant amount of the Company's in-process production orders and fully manufactured photomasks which have not yet shipped, for which the Company has an enforceable right to collect consideration (including a reasonable profit) in the event the in-process orders are cancelled by customers. On an individual contract basis, the Company nets contract assets with contract liabilities (deferred revenue) for financial reporting purposes. The Company's net credit losses on the accounts receivable during 2025 were immaterial. The Company did not impair any contract assets or accounts receivable in 2025 or 2024.

Contract Costs

The Company pays commissions to third-party sales agents for certain sales that they procure on the Company's behalf. However, the basis of the commissions are the transaction prices of the sales, which are completed in less than one year; thus, no relationship is established with a customer that will result in future business. Therefore, the Company would not recognize any portion of these sales commissions as costs of obtaining a contract, nor does the Company currently foresee other circumstances under which the Company would recognize such assets.

Remaining Performance Obligations

As the Company is typically required to fulfill customer orders within a short time period, the Company's backlog of orders is generally not in excess of one to two weeks for IC photomasks and two to three weeks for FPD photomasks. As allowed under ASC 606 – *Revenue Contracts with Customers*, the Company has elected not to disclose the Company's remaining performance obligations, which represent the costs associated with the completion of the manufacturing process of in-process photomasks related to contracts that have an original duration of one year or less.

Product Warranties

The Company's photomasks are sold under warranties that generally range from one to twenty-four months. The Company warrants that the Company's photomasks conform to customer specifications, and the Company will typically repair, replace, or issue a refund for any photomasks that fail to do so. The warranties do not represent separate performance obligations in the Company's revenue contracts. Historically, customer claims under warranties have been immaterial.

Leases

The Company determines if an agreement is, or contains, a lease on the earlier of the date of the agreement or the date on which the Company commits to entering the agreement and evaluates at that time whether the lease is an operating lease or a finance lease. The Company recognizes right-of-use assets and lease liabilities for operating and finance leases with terms greater than 12 months. Please refer to Note 11 – Leases for additional information.

The Company's involvement in lease arrangements has typically been as a lessee. The Company determines if an agreement is, or contains, a lease on the earlier of the date of the agreement or the date on which the Company commits to entering the agreement. An arrangement is determined to be a lease when it conveys to the Company the right to control the use of an identified asset for a period of time in exchange for consideration. The Company's having the right to control an identified asset is determined by whether the Company is entitled to substantially all of its economic benefits and can direct its use. The Company recognizes leases on the Company's consolidated balance sheet when a lessor makes an asset underlying a lease having a term in excess of twelve months available for the Company's use. As allowed under ASC Topic 842 – "*Leases*" ("Topic 842"), the Company has elected 1) not to apply the recognition requirements to leases that, at their commencement dates, have lease terms of twelve months or less and do not include options to purchase their underlying assets that the Company is reasonably certain to exercise and 2) for all classes of assets, the practical expedient to not separate lease components of a contract from non-lease components of a contract.

If an arrangement is determined to be, or includes a lease, the Company then applies the classification criteria in ASC 842 - *Leases* to determine whether the lease is a finance lease or an operating lease. For both types of leases, at their commencement dates (which are the dates on which a lessor makes an underlying asset available for the Company's use), the Company recognizes Right-of-Use ("ROU") assets, which represent the Company's rights to use the underlying assets, and lease liabilities which represent the Company's obligation to make payments for such rights. The present value of lease payments over the term of the lease provides the basis for the initial measurement of ROU assets and their related lease liabilities. Variable lease payments, other than those that are dependent on an index or on a rate (at which they are measured on their commencement dates), are not included in the measurement of ROU assets and their related lease liabilities. Lease terms include extension periods if the lease agreement includes an option to extend the lease that the Company is reasonably certain to exercise.

The initial measurement process for finance leases and operating leases is the same, except that, for operating leases, the Company generally applies the Company's incremental borrowing rates for collateralized borrowings over terms similar to those of the leases to determine the lease liability while, for finance leases, the Company uses the interest rates implicit in the leases. The initial measurement of ROU assets may require further adjustments for lease prepayments and initial direct costs the Company incurs.

Operating leases are expensed on a straight-line basis over the terms of the leases, and are included in the consolidated statement of income in *Cost of goods sold*, *Selling, general and administrative*, or *Research and development* expense in accordance with the use of the underlying asset. Finance lease ROU assets are amortized over the estimated useful life of the underlying asset; the expenses are included in the consolidated statement of income in *Cost of goods sold*. Finance lease liabilities are subsequently remeasured by increasing the liability to reflect interest accrued during a period and decreasing the liability to reflect payments made during the period. Interest expense incurred on finance leases is included in *Interest expense, net* on the consolidated statements of income.

Cash paid for operating leases and interest paid for finance leases are included in the consolidated statement of cash flows as operating activities in *Accounts payable, accrued liabilities and other*; cash paid for finance lease principal is included in *Repayments of debt* in the financing activities section of the consolidated statement of cash flows.

Share-Based Compensation

We recognize share-based compensation expense on a straight-line basis over the requisite service period during which the awards are expected to vest. Share-based compensation expense includes the estimated effects of forfeitures, which are adjusted over the requisite service period to the extent actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures are recognized in the period of change and will impact the amount of expense to be recognized in future periods. Determining the appropriate option pricing model, calculating the grant date fair value of share-based awards, and estimating forfeiture rates requires considerable judgment, including estimations of stock price volatility and the expected term of options granted.

We use the Black-Scholes option pricing model to value employee stock options. The Company estimates stock price volatility based on daily averages of the Company's common stock's historical volatility over a term approximately equal to the estimated time period the grant will remain outstanding. The expected term of options and forfeiture rate assumptions are derived from historical data.

Research and Development

Research and development costs are expensed as incurred and consist primarily of development efforts related to high-end process technologies for advanced subwavelength reticle solutions for IC and FPD photomask technologies. Research and development expenses were $15.8 million, $16.6 million, and $13.7 million for the years ended October 31, 2025, 2024 and 2023, respectively.

Government Grants

The Company receives or expects to receive in the future, various types of government assistance, primarily in the form of grants or refundable tax credits. Government assistance is recognized when there is reasonable assurance that: (1) the Company will comply with the relevant conditions and (2) the assistance will be received. Government assistance related to reimbursing fixed asset purchases, such as reimbursement grants and refundable federal investment tax credits, are recorded as a reduction to the related asset(s), which then reduces depreciation expense over the expected useful life of the asset on a straight-line basis. If some, or all, of the amount of government assistance becomes repayable (e.g. due to non-fulfillment of the grant conditions) or there is no longer reasonable assurance the amount will be received (e.g. due to additional interpretive guidance) then the adjustment is accounted for prospectively as a change in accounting estimate. The effect of the change in estimate is recognized in the period in which management concludes that it is no longer reasonably assured that all of the grant conditions will be met. A corresponding financial liability is recognized for the amount of the repayment, if any.

The Company accounts for funds the Company receives from government grants by either reducing the costs of the assets (if the grant relates to capital expenditures) or expenses which could be *Cost of goods sold, Selling, general and administrative, or Research and development* expenses in the consolidated statements of income. If the funds the Company receives cannot be attributed to specific assets or expenses, they would be recognized as other income, and included in *Interest income and other income, net* in the consolidated statements of income. Funds the Company receive from government grants are classified in the Company's consolidated statements of cash flows as either *Net cash provided by operating activities or Net cash provided by investing activities,* in accordance with how the Company expends the funds. When a grant is received before conditions of the grant have been met, the grant is recorded in *Accrued liabilities* or *Other liabilities* in the Consolidated Balance Sheets.

The Company expects to receive refundable federal investment tax credits through the CHIPS Act in connection with ongoing capital expenditure expansion projects. As a result, as of October 31, 2025, the Company has reduced property, plant and equipment, net by $15.9 million of which $5.0 million was recorded during fiscal year 2024. The application submitted in 2024 for direct capital grants through the CHIPS Act in connection with the proposed projects is still under review process.

For the years ended October 31, 2025, 2024, and 2023, the Company's subsidiaries in China received cash subsidies from local government authorities related to the acquisition of property, plant, and equipment in the amounts of $2.2 million, $2.1 million, and $2.5 million, respectively. The Company has recorded these subsidies as reductions of property, plant, and equipment.

Income Taxes

The income tax provision is computed on the basis of the income or loss before income taxes for each entity in its respective tax jurisdiction. Deferred income taxes reflect the tax effects of differences between the carrying amounts of assets and liabilities for financial reporting purposes and their amounts used for income tax purposes, as well as the tax effects of net operating losses and tax credit carryforwards. We employ judgment and make assumptions when establishing valuation allowances for deferred income tax assets, if their realization is not deemed to be more likely than not, by considering future market growth, operating forecasts, future taxable income, and the mix of earnings among the tax jurisdictions in which we operate. Accordingly, income taxes charged against earnings may have been impacted by changes in the valuation allowances. We are eligible for investment tax credits in U.S. and non-U.S. tax jurisdictions. We account for investment tax credits under the "flow-through" method of accounting. As permitted in ASC 740 "Income Taxes", under the flow-through method of accounting, the tax benefit from an investment tax credit is recorded as a reduction of income taxes in the period in which the credit is generated.

We consider income taxes in each of the tax jurisdictions in which we operate in order to determine our effective income tax rate. Our current income tax expense is thus identified, and temporary differences resulting from differing treatments of items for tax and financial reporting purposes are assessed. These differences result in deferred tax assets, which are presented on our consolidated balance sheets, and deferred tax liabilities, which are included in *Other liabilities* on our consolidated balance sheets.

We account for uncertain tax positions by recording a liability for unrecognized tax benefits resulting from uncertain tax positions taken, or expected to be taken, in our tax returns. We include any applicable interest and penalties related to uncertain tax positions in the liability and in our income tax provision.

Earnings Per Share

Basic earnings per share attributed to Photronics shareholders is computed independently for each period presented and is based on the weighted-average number of common shares outstanding for the period, excluding any dilutive common share equivalents. Diluted earnings per share ("EPS") reflects the potential dilution that could occur if certain share-based payment awards were exercised or earned.

Variable Interest Entities

We account for the investments the Company makes in certain legal entities in which equity investors do not have: 1) sufficient equity at risk for the legal entity to finance its activities without additional subordinated financial support or, 2) as a group, the holders of the equity investment at risk do not have either the power, through voting or similar rights, to direct the activities of the legal entity that most significantly impact the entity's economic performance or, 3) the obligation to absorb the expected losses of the legal entity or the right to receive expected residual returns of the legal entity as "variable interest entities", or "VIEs".

We consolidate the results of any such entity in which the Company has determined that the Company has a controlling financial interest. The Company would have a "controlling financial interest" (and thus be considered the "primary beneficiary" of the entity) in such an entity when the Company has both the power to direct the activities that most significantly affect the VIE's economic performance and the obligation to absorb the losses of, or right to receive the benefits from, the VIE that could be potentially significant to the VIE. On a quarterly basis, the Company reassesses whether the Company has a controlling financial interest in any investments the Company has in these entities.

We would account for investments the Company makes in VIEs in which the Company has determined that the Company does not have a controlling financial interest but have a significant influence over, and hold at least a twenty percent ownership interest in, using the equity method. An investment not meeting the parameters to be accounted for under the equity method would be accounted for using the cost method, unless the investment had a readily determinable fair value, at which value it would then be reported.

Recent Accounting Pronouncements

In November 2024, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses ("ASU 2024-03") and in January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date, which clarified the effective date of ASU 2024-03. ASU 2024-03 will require the Company to disclose the amounts of purchases of inventory, employee compensation, depreciation and intangible asset amortization, as applicable, as well as qualitatively describe remaining amounts included in those captions. The guidance in this ASU will be effective for Photronics in its fiscal year 2028 Form 10-K, with early application of the amendments allowed. The Company is currently evaluating the impact the adoption of this ASU may have on the Company's consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures", to enhance the transparency and decision usefulness of income tax disclosures. The amendments in this ASU related to the rate reconciliation and income taxes paid disclosures to improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. The amendments allow investors to better assess, in their capital allocation decisions, how an entity's worldwide operations and related tax risks and tax planning and operational opportunities affect its income tax rate and prospects for future cash flows. The guidance in this ASU will be effective for Photronics in its fiscal year 2026 Form 10-K, with early application of the amendments allowed. The Company is currently evaluating the effect of this ASU adoption on its disclosures.

In November 2023, the FASB issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures", which improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The guidance in this ASU is effective for Photronics in its fiscal year 2025 Form 10-K. The Company adopted ASU 2023-07, please see NOTE 18 – SEGMENT REPORTING.

NOTE 2 – ACCOUNTS RECEIVABLE, NET

The components of *Accounts Receivable, net* at the balance sheet dates are presented below.

	October 31, 2025	October 31, 2024
Accounts Receivable	$ 166,511	$ 172,741
Unbilled Receivables	30,576	29,215
Allowance for Credit Losses	(1,166)	(1,126)
	$ 195,921	$ 200,830

NOTE 3 - OTHER CURRENT ASSETS

Presented below are the components of *Other current assets* at the balance sheet dates.

	October 31, 2025	October 31, 2024
Contract assets	$ 12,670	$ 11,532
Prepaid expenses	8,504	5,770
Recoverable value added taxes	3,104	2,684
Prepaid and refundable income taxes	4,385	1,875
Other [(1)]	15,536	11,175
	$ 44,199	$ 33,036

(1) Includes expected refundable federal investment tax credits through the CHIPS Act in the amount of $10.9 million and $5.0 million as of October 31, 2025 and 2024, respectively.

NOTE 4 - INVENTORIES

The components of *Inventories* at the balance sheet dates are presented below.

	October 31, 2025	October 31, 2024
Raw materials	$ 60,150	$ 56,128
Work in process	1,616	398
Finished goods	1	1
	$ 61,767	$ 56,527

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT, NET

Presented below are the components of *Property, plant and equipment, net* at the balance sheet dates.

	October 31, 2025	October 31, 2024
Land	$ 12,245	$ 11,419
Buildings and improvements	192,860	188,756
Machinery and equipment	2,109,456	1,990,610
Leasehold improvements	20,474	19,268
Furniture, fixtures, and office equipment	19,394	18,091
Construction in progress	134,880	91,213
	2,489,309	2,319,357
Accumulated depreciation and amortization	(1,634,873)	(1,574,100)
	$ 854,436	$ 745,257

Information on ROU assets resulting from finance leases, at the balance sheet dates, is presented below. During 2025, the Company exercised its early buy-out option for a high-end lithography tool and a high-end inspection tool. Please refer to Note 8 for further information.

	October 31, 2025	October 31, 2024
Machinery and equipment	$ 54	$ 42,815
Accumulated amortization	(53)	(10,522)
	$ 1	$ 32,293

The following table presents depreciation expense (including the amortization of ROU assets) related to property, plant and equipment incurred during the reporting periods.

	Years Ended		
	October 31, 2025	October 31, 2024	October 31, 2023
Depreciation and amortization expense	$ 77,258	$ 82,433	$ 80,472

NOTE 6 - PDMCX JOINT VENTURE

In January 2018, Photronics, Inc., through its wholly-owned Photronics Singapore PTE. LTD. subsidiary (hereinafter, within this Note "we", "Photronics", "us", or "our"), and DNP, through its wholly owned subsidiary DNP Asia Pacific PTE, Ltd., entered into a joint venture under which DNP obtained a 49.99% interest in the Company's IC business in Xiamen, China. The joint venture, which the Company refers to as "PDMCX", was established to develop and manufacture photomasks for semiconductors. The Company entered into this joint venture to enable the Company to compete more effectively for the merchant photomask business in China, and to benefit from the additional resources and investment that DNP provides to enable the Company to offer advanced-process technology to the Company's customers.

In 2020, in combination with local financing obtained by PDMCX, Photronics and DNP fulfilled their investment obligations under the PDMCX operating agreement ("the Agreement"). Liens were granted to the local financing entity on property, plant, and equipment and were paid off during fiscal year 2023 and there was no remaining debt at October 31, 2023.

Under the Agreement, should either Photronics' or DNP's ownership interest fall below 20.0% for a period of more than six consecutive months, such party (an "exiting party") has the option to sell to the other party, and the other party has the option to purchase from such exiting party, the exiting party's remaining ownership interest. In either case, the sales of ownership interests would be at the exiting party's ownership percentage of the joint venture's net book value, with closing to take place within three business days of obtaining required approvals and clearance.

The following table presents net income the Company recorded from the operations of PDMCX during the reporting periods.

	Years Ended		
	October 31, 2025	October 31, 2024	October 31, 2023
Net income from PDMCX	$ 19,462	$ 20,074	$ 25,098

As required by the guidance in ASC Topic 810 - "*Consolidation*", the Company evaluated the Company's involvement in PDMCX for the purpose of determining whether the Company should consolidate its results in the Company's financial statements. The initial step of the Company's evaluation was to determine whether PDMCX was a VIE. Due to its lack of sufficient equity at risk to finance its activities without additional subordinated financial support, the Company determined that it is a VIE. Having made this determination, the Company then assessed whether the Company was the primary beneficiary of the VIE, and concluded that the Company was the primary beneficiary during the current and prior years reporting periods; thus, as required, the PDMCX financial results have been consolidated with Photronics. The Company's conclusion was based on the fact that the Company held a controlling financial interest in PDMCX (which resulted from the Company's having the power to direct the activities that most significantly impacted its economic performance) and had both the obligation to absorb losses and the right to receive benefits that could potentially be significant to PDMCX. The Company's conclusion that the Company had the power to direct the activities that most significantly affected the economic performance of PDMCX during the current and prior year periods were based on the Company's right to appoint the majority of its Board of Directors, which has, among others, the powers to manage the business (through its rights to appoint and evaluate PDMCX's management), incur indebtedness, enter into agreements and commitments, and acquire and dispose of PDMCX's assets. In addition, as a result of the 50.01% variable interest the Company held during the current and prior year periods, the Company had the obligation to absorb losses, and the right to receive benefits, that could potentially be significant to PDMCX.

The following table presents the carrying amounts of PDMCX assets and liabilities included in the Company's consolidated balance sheets. General creditors of PDMCX do not have recourse to the assets of Photronics (other than the net assets of PDMCX); therefore, the Company's maximum exposure to loss from PDMCX is the Company's interest in the carrying amount of the net assets of the joint venture.

Classification	October 31, 2025		October 31, 2024	
	Carrying Amount	Photronics Interest	Carrying Amount	Photronics Interest
Current assets	$ 180,289	$ 90,163	$ 174,059	$ 87,047
Noncurrent assets	166,756	83,395	151,039	75,535
Total assets	347,045	173,558	325,098	162,582
Current liabilities	23,193	11,599	40,691	20,350
Noncurrent liabilities	2,970	1,485	3,320	1,660
Total liabilities	26,163	13,084	44,011	22,010
Net assets	$ 320,882	$ 160,474	$ 281,087	$ 140,572

NOTE 7 - ACCRUED LIABILITIES

Presented below are the components of *Accrued liabilities* at the balance sheet dates.

	October 31, 2025	October 31, 2024
Compensation related expenses	$ 26,284	$ 31,188
Income taxes	21,094	24,200
Contract liabilities	9,491	12,375
Property, plant, and equipment	7,291	2,670
Value added and other taxes	3,799	2,837
Service contracts	2,226	1,448
Operating leases	1,975	1,925
Telecommunications and utilities	1,328	1,040
Other	8,165	9,439
Accrued liabilities	$ 81,653	$ 87,122

NOTE 8 - DEBT

As of October 31, 2025 and October 31, 2024, the Current portion of long-term debt and the Long-term debt balances were comprised of finance leases as described below:

	October 31, 2025	October 31, 2024
Principal due:		
Next 12 months	$ 11	17,972
Months 13 – 24	$ 12	12
Months 25 – 36	1	12
Months 37 – 48	-	1
Months 49 – 60	-	-
Long-term debt	13	25
Total debt	$ 24	17,997
Interest rate at balance sheet date	N/A	N/A
Basis spread on interest rates	N/A	N/A
Interest rate reset	N/A	N/A
Maturity date	N/A	N/A
Periodic payment amount	Varies as Lease matures	Varies as Lease matures
Periodic payment frequency	Monthly	Monthly
Loan collateral (carrying amount)	$ 1 (1)	32,293 (1)

(1) Represents the carrying amount at the balance sheet date of the related ROU assets, in which the lessors have secured interests.

Finance Leases

In February 2021, the Company entered into a five-year $7.2 million finance lease for a high-end inspection tool. Monthly payments on the lease, which commenced in February 2021, were $0.1 million per month. Upon the fiftieth monthly payment and prior to payment of the fifty-first monthly payment, the Company could exercise an early buyout option to purchase the tool for $2.4 million. After the original term or any renewal periods, the Company could return the tool, elect to extend the lease, or purchase the tool at its fair market value. The Company exercised the early buyout option to purchase the tool for $2.4 million during the fiscal year 2025.

In December 2020, the Company entered into a five-year $35.5 million finance lease for a high-end lithography tool. Monthly payments on the lease, which commenced in January 2021, increased from $0.04 million during the first three months to $0.6 million for the following nine months, followed by forty-eight monthly payments of $0.5 million. The lease agreement provided an early buyout option to purchase the tool for $14.1 million, which the Company exercised during the fiscal year 2025.

Xiamen Working Capital Loans

In November 2018, PDMCX obtained approval for revolving, unsecured credit of CNY 200 million ($25 million), pursuant to which PDMCX may enter into separate loan agreements with varying terms to maturity. In December 2022, the Company repaid the Company's entire outstanding balance of CNY 25.6 million ($3.6 million). The interest rates are variable, based on the CNY Loan Prime Rate of the National Interbank Funding Center. Interest incurred on the loans related to the amount borrowed was eligible for reimbursement through incentives provided by the Xiamen Torch Hi-Tech Industrial Development Zone, which provided such reimbursements up to a prescribed limit and duration. This facility is subject to annual reviews and extensions. In July 2025, the Company was issued an extension to the revolving, unsecured credit agreement for CNY 200 million or USD 25 million with an expiration date of July 31, 2026. As of October 31, 2025, PDMCX had no outstanding borrowings against the approval.

Interest Paid for Debt

Interest payments were $0.1 million in 2025, $0.3 million in 2024, and $0.5 million in 2023. The weighted-average interest rate on the Company's current portion of long-term debt for the periods ended October 31, 2025 and October 31, 2024 was 5.9% and 1.5%, respectively.

NOTE 9 - OTHER LIABILITIES

Presented below are the components of *Other liabilities* at the balance sheet dates.

	October 31, 2025	October 31, 2024
Unrecognized tax benefit	$ 11,379	$ 14,720
Post employment benefit	13,218	12,993
Contract liabilities	5,041	8,910
Tax payable	4,530	4,310
Operating lease	3,960	3,037
Other	3,213	3,494
Other liabilities	$ 41,341	$ 47,464

NOTE 10 - REVENUE

The following tables present the Company's revenue for the years ended October 31, 2025, October 31, 2024, and October 31, 2023, disaggregated by product type, geographic origin, and timing of recognition.

	Year Ended					
Revenue by Product Type	**October 31, 2025**		**October 31, 2024**		**October 31, 2023**	
IC						
High-end	$	238,865	$	228,469	$	194,939
Mainstream		376,239		409,682		456,340
Total IC	$	615,104	$	638,151	$	651,279
FPD						
High-end	$	195,520	$	195,365	$	200,842
Mainstream		38,670		33,430		39,955
Total FPD	$	234,190	$	228,795	$	240,797
	$	849,294	$	866,946	$	892,076

	Year Ended					
Revenue by Geographic Origin*	**October 31, 2025**		**October 31, 2024**		**October 31, 2023**	
Taiwan	$	283,844	$	288,275	$	316,889
China		221,005		232,941		245,378
South Korea		158,524		158,017		162,235
United States		148,915		146,652		128,879
Europe		34,075		39,244		36,579
Other		2,931		1,817		2,116
	$	849,294	$	866,946	$	892,076

* This table disaggregates revenue by the location in which it was earned.

	Year Ended					
Revenue by Timing of Recognition	**October 31, 2025**		**October 31, 2024**		**October 31, 2023**	
Over time	$	818,404	$	831,500	$	838,628
At a point in time		30,890		35,446		53,448
	$	849,294	$	866,946	$	892,076

Contract Assets and Contract Liabilities

The following table provides information about the Company's contract balances at the balance sheet dates.

Classification		October 31, 2025		October 31, 2024
Contract Assets				
Other current assets	$	12,670	$	11,532
Contract Liabilities				
Accrued liabilities	$	9,491	$	12,375
Other liabilities		5,041		8,910
	$	14,532	$	21,285

The following table presents revenue recognized from contract liabilities that existed at the beginning of the reporting periods.

		October 31, 2025		October 31, 2024		October 31, 2023
Revenue recognized from beginning liability	$	9,414	$	12,222	$	13,966

The Company's invoice terms generally range from net thirty to ninety days, depending on both the geographic market in which the transaction occurs and the Company's payment agreements with specific customers. In the event that the Company's evaluation of a customer's business prospects and financial condition indicate that the customer presents a collectability risk, the Company will modify terms of sale, which may require payment in advance of performance. At the time of adoption, the Company elected the practical expedient allowed under ASC Topic 606 "Revenue from Contracts with Customers" ("Topic 606") that permits the Company not to adjust a contract's promised amount of consideration to reflect a financing component when the period between when the Company transfers control of goods or services to customers and when the Company is paid is one year or less.

In instances when the Company is paid in advance of the Company's performance, the Company records a contract liability and, as allowed under the practical expedient in Topic 606, recognize interest expense only if the period between when the Company receives payment from the customer and the date when the Company expects to be entitled to the payment is greater than one year. Historically, advance payments the Company has received from customers have generally not preceded the completion of the Company's performance obligations by more than one year.

NOTE 11 - LEASES

The following table provides information on operating and finance leases included in the Company's consolidated balance sheets.

Classification		October 31, 2025		October 31, 2024
ROU Assets – Operating Leases				
Other assets	$	5,976	$	5,010
ROU Assets – Finance Leases				
Property, plant and equipment, net	$	1	$	32,293
Lease Liabilities – Operating Leases				
Accrued liabilities	$	1,975	$	1,925
Other liabilities		3,960		3,037
	$	5,935	$	4,962
Lease Liabilities – Finance Leases				
Current portion of long-term debt	$	11	$	17,972
Long-term debt		13		25
	$	24	$	17,997

The following table presents future lease payments under noncancelable operating and finance leases as of October 31, 2025. Imputed interest represents the difference between undiscounted cash flows and discounted cash flows.

Fiscal Year		Operating Leases	Finance Leases
2026	$	2,109	12
2027		1,686	12
2028		532	1
2029		216	-
2030 and thereafter		2,088	-
Total lease payments	$	6,631	25
Imputed interest		(696)	(1)
Lease liabilities	$	5,935	24

The following table presents lease costs for 2025, 2024, and 2023.

		Year Ended				
		October 31, 2025		October 31, 2024		October 31, 2023
Operating lease costs	$	2,348	$	2,255	$	2,278
Short-term lease costs	$	1,280	$	1,273	$	462
Variable lease costs	$	599	$	595	$	656
Interest on finance lease	$	2	$	330	$	426
Amortization of ROU assets	$	19	$	2,950	$	2,870

The following table presents statistical information related to the Company's operating and finance leases. The information presented is as of the balance sheet dates.

	October 31, 2025		October 31, 2024	
Classification	Weighted-average remaining lease term (in years)	Weighted-average discount rate	Weighted-average remaining lease term (in years)	Weighted-average discount rate
Operating leases	8.1	3.1%	2.8	3.2%
Finance leases	2.1	5.9%	0.2	1.5%

The following table presents the effects of leases on the Company's 2025, 2024, and 2023 consolidated statements of cash flows, and provides leases-related non-cash information for those years.

		Year Ended				
		October 31, 2025		October 31, 2024		October 31, 2023
Operating cash flows used for operating leases	$	2,341	$	2,241	$	2,271
Operating cash flows used for finance leases	$	2	$	330	$	429
Financing cash flows used for finance leases	$	11	$	6,621	$	6,521
ROU assets obtained in exchange for operating lease obligations	$	2,824	$	842	$	5,116

NOTE 12 - SHARE-BASED COMPENSATION

On April 2, 2025, at its annual meeting of shareholders, the shareholders of Photronics, Inc., approved the Company's 2025 Equity Incentive Compensation Plan (the "2025 Plan") under which incentive stock options, non-qualified stock options, stock grants, stock-based awards, restricted stock, restricted stock units, stock appreciation rights, performance units, performance stock, and other stock or cash awards may be granted. The maximum number of shares of common stock that may be issued under the 2025 Plan is five million shares. At the time of approval of the 2025 Plan, the Company's 2016 Equity Incentive Compensation Plan (which was largely replicated by the 2025 Plan) was due to expire in early 2026 and had a limited quantity of shares remaining available for issuance. Awards may be granted to officers, employees, directors, consultants, advisors, and independent contractors of Photronics or its subsidiaries. In the event of a change in control (as defined in the 2025 Plan), the vesting of awards may be accelerated. The 2025 Plan prohibits further awards from being issued under prior plans.

The table below presents information on the Company's share-based compensation expenses for the three most recent fiscal years.

		Year Ended				
		October 31, 2025		October 31, 2024		October 31, 2023
Expense reported in:						
Cost of goods sold	$	3,233	$	2,704	$	1,259
Selling, general, and administrative		8,954		10,124		5,962
Research and development		1,201		1,062		780
Total expense incurred	$	13,388	$	13,890	$	8,001
Expense by award type:						
Restricted stock awards *	$	11,966	$	13,868	$	7,909
Restricted stock units		1,216		-		-
Stock options		-		-		1
Employee stock purchase plan		206		22		91
Total expense incurred	$	13,388	$	13,890	$	8,001
Income tax benefits of share-based compensation	$	3,002	$	1,156	$	715

* During the year ended October 31, 2024, upon the departure of two executives from the Company and in accordance with the terms of their separation agreements, previously granted time-vesting restricted stock awards accelerated vesting. The Company accounted for the effects of the accelerated vesting of these stock awards as a modification, and recognized $1.2 million of incremental stock-based compensation expense for the acceleration of restricted stock awards, within selling, general and administrative expenses on the Consolidated Statements of Income for the year ended October 31, 2024.

Restricted Stock Awards

The Company periodically grants restricted stock awards, the restrictions on which typically lapse over a service period of one to four years. The fair values of the awards are determined on the date of grant, based on the closing stock price of the Company's common stock. A summary of restricted stock award activity during 2025 and the status of the Company's restricted stock awards as of October 31, 2025, is presented below.

Restricted Stock	Number of Shares		Weighted-Average Fair Value at Grant Date
Outstanding at October 31, 2024	1,423,602	$	23.23
Granted	583,238		23.42
Vested	(527,292)		21.43
Cancelled	(73,876)		24.14
Outstanding at October 31, 2025	1,405,672	$	23.93
Expected to vest as of October 31, 2025	1,303,385	$	23.89

The table below presents additional information on the Company's restricted stock awards for the three most recent fiscal years.

		Year Ended				
		October 31, 2025		October 31, 2024		October 31, 2023
Number of shares granted		583,238		865,050		791,925
Weighted-average grant-date fair value of awards (in dollars per share)	$	23.42	$	29.50	$	16.84
Compensation costs not yet recognized	$	21,862	$	21,303	$	12,760
Weighted-average amortization period (in years)		2.6		2.8		2.8
Fair value of awards for which restrictions lapsed	$	11,302	$	9,755	$	6,256
Shares outstanding at balance sheet date		1,405,672		1,423,602		1,238,297

Restricted Stock Units

Commencing Q2 FY25, the Company began granting restricted stock units, the restrictions on which typically lapse over a service period of one to four years. The fair value of the awards is determined on the date of grant, based on the closing price of the Company's common stock. A summary of restricted stock unit activity during 2025 and the status of the Company's restricted stock unit awards as of October 31, 2025, is presented below.

Restricted Stock Units	Number of Units		Weighted-Average Fair Value at Grant Date
Outstanding at October 31, 2024	-	$	-
Granted	178,166		21.09
Vested	(41,514)		22.52
Cancelled	-		-
Outstanding at October 31, 2025	136,652	$	20.65
Expected to vest as of October 31, 2025	134,366	$	20.59

The table below presents additional information on the Company's restricted stock unit awards for the three most recent fiscal years.

		Year Ended				
		October 31, 2025		October 31, 2024		October 31, 2023
Number of units granted		178,166		-		-
Weighted-average grant-date fair value of awards (in dollars per share)	$	21.09	$	-	$	-
Compensation costs not yet recognized	$	2,485	$	-	$	-
Weighted-average amortization period (in years)		3.4		-		-
Fair value of awards for which restrictions lapsed	$	935	$	-	$	-
Restricted stock units outstanding at balance sheet date		136,652		-		-

Stock Options

Option awards generally vest in one to four years and have a ten-year contractual term. All incentive and non-qualified stock option grants must have an exercise price no less than the market value of the underlying common stock on the date of grant. The grant-date fair values of options are based on closing prices of the Company's common stock on the dates of grant and are calculated using the Black-Scholes option pricing model. Expected volatility is based on the historical volatility of the Company's common stock. The Company uses historical option exercise behavior and employee termination data to estimate expected term, which represents the period of time that options granted are expected to remain outstanding. The risk-free rate of return for the estimated term of an option is based on the U.S. Treasury yield curve in effect at the date of grant.

The table below presents a summary of stock options activity during 2025 and information on stock options outstanding at October 31, 2025.

	Shares	Weighted-Average Exercise Price		Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value	
Outstanding at October 31, 2024	277,625	$	10.39			
Granted	-	$	-			
Exercised	(162,550)	$	10.45			
Cancellations, forfeitures, and adjustments	(1,000)	$	11.35			
Outstanding at October 31, 2025	114,075	$	10.30	1.64 years	$	1,551
Exercisable at October 31, 2025	114,075	$	10.30	1.64 years	$	1,551
Expected to vest as of October 31, 2025	-	$	-	- years	$	-

The table below presents additional information on stock option awards for the three most recent fiscal years.

	Year Ended		
	October 31, 2025	October 31, 2024	October 31, 2023
Number of options granted in period	-	-	-
Total intrinsic value of options exercised	$ 2,127	$ 2,981	$ 1,654
Cash received from option exercises	$ 1,698	$ 1,888	$ 1,101
Compensation cost not yet recognized	$ -	$ -	$ -
Weighted-average amortization period for cost not yet recognized (in years)	-	-	-

Employee Stock Purchase Plan

The Company's Employee Stock Purchase Plan ("ESPP") permits employees to purchase Photronics, Inc. common shares at 85% of the lower of the closing market price at the commencement or ending date of the Plan year (which is approximately one year from the commencement date). The Company recognizes the ESPP expense over that same period. As of October 31, 2025, the maximum number of shares of common stock approved by the Company's shareholders to be purchased under the ESPP was 1.85 million shares, of which approximately 1.7 million shares had been issued through October 31, 2025. As of October 31, 2025, there is $0.2 million of unrecognized compensation cost.

NOTE 13 - EMPLOYEE RETIREMENT PLANS

The Company maintains a 401(k) Savings and Profit-Sharing Plan ("401(k) Plan") which covers all full and certain part-time U.S. employees who have completed three months of service and are 18 years of age or older. Under the terms of the 401(k) Plan, employees may contribute up to 50% of their salary, subject to certain maximum amounts, which will be matched by the Company at 100% of the employee's contributions that are up to 4% of the employee's compensation. Employee and employer contributions vest immediately upon contribution. Contribution expense for the 401(k) plan was $1.2 million, $1.2 million, and $0.8 million in fiscal year 2025, 2024, and 2023, respectively.

NOTE 14 – INCOME TAXES

On December 15, 2022, the European Union (EU) Member States formally adopted the EU's Pillar Two Directive, which generally provides for a minimum effective tax rate of 15%, as established by the Organization for Economic Co-operation and Development (OECD) Pillar Two Framework. The EU effective dates are January 1, 2024, and January 1, 2025, for different aspects of the directive. A significant number of other countries are expected to continue to implement similar legislation with varying effective dates.

The Company is currently subject to Pillar Two, but we estimate that the financial impact is immaterial. We will continue to monitor further developments to determine any potential impact in the countries in which we operate.

Income before the income tax provisions consists of the following:

	Year Ended		
	October 31, 2025	October 31, 2024	October 31, 2023
United States	$ 10,225	$ 20,145	$ (1,737)
Foreign	211,559	227,270	271,683
	$ 221,784	$ 247,415	$ 269,946

Income Tax Provision

The components of our income tax provisions are presented below.

	Year Ended		
	October 31, 2025	October 31, 2024	October 31, 2023
Current:			
Federal	$ -	$ -	$ -
State	60	95	14
Foreign	48,658	64,861	71,225
	48,718	64,956	71,239
Deferred:			
Federal	(14,320)	-	-
State	(731)	13	12
Foreign	(2,117)	(1,402)	(939)
	(17,168)	(1,389)	(927)
Total	$ 31,550	$ 63,567	$ 70,312

The table below presents a reconciliation of income taxes calculated by applying the statutory U.S. federal income tax rate to our income tax provisions of the reporting periods.

	Year Ended		
	October 31, 2025	October 31, 2024	October 31, 2023
U.S. federal income tax at statutory rate	$ 46,575	$ 51,957	$ 56,689
Changes in valuation allowance	(19,858)	(1,986)	(256)
Foreign rate differential	7,075	10,695	11,394
Tax credits	(4,648)	(5,209)	(2,425)
Uncertain tax positions, including reserves, settlements and resolutions	(2,790)	6,226	3,328
Lease Buyout	3,402	-	-
Other, net	1,794	1,884	1,582
Income tax provision	$ 31,550	$ 63,567	$ 70,312

Reporting Period	U.S. Statutory Tax Rates	Photronics Effective Tax Rates	Primary Reasons for Differences
2025	21.0%	14.2%	Non-U.S. pre-tax income being taxed at higher statutory rates in non-U.S. jurisdictions, the establishment of uncertain tax positions in non-U.S. jurisdiction and release of valuation allowance against certain U.S. Federal and state tax attributes that have been determined to be partially realizable
2024	21.0%	25.7%	Non-U.S. pre-tax income being taxed at higher statutory rates in non-U.S. jurisdictions, the establishment of uncertain tax positions in non-U.S. jurisdiction and loss jurisdiction pre-tax losses not being benefited due to valuation allowances.
2023	21.0%	26.0%	Non-U.S. pre-tax income being taxed at higher statutory rates in non-U.S. jurisdictions, the establishment of uncertain tax positions in non-U.S. jurisdiction and loss jurisdiction pre-tax losses not being benefited due to valuation allowances.

Deferred Income Tax Assets and Liabilities

The net deferred income tax assets consist of the following:

		As of		
		October 31, 2025		October 31, 2024
Deferred income tax assets				
Net operating losses	$	15,150	$	18,941
Reserves not currently deductible		9,134		9,892
Tax credit carryforwards		12,658		12,550
Share-based compensation		3,327		3,102
Property, plant and equipment		5,402		10,710
Research intangibles		3,904		2,721
Lease liabilities		32		4,116
Other		2,999		1,857
		52,606		63,889
Valuation allowances		(10,777)		(30,633)
		41,829		33,256
Deferred income tax liabilities				
ROU assets		(32)		(7,351)
Other		(2,126)		(3,315)
		(2,158)		(10,666)
Net deferred income tax assets	$	39,671	$	22,590
Classification				
Deferred income tax assets	$	40,207	$	23,059
Other liabilities		(536)		(469)
	$	39,671	$	22,590

We have established a valuation allowance for the portion of our deferred tax assets that, based on the weight of all available evidence, we believe is more likely than not to expire before it can be utilized. In 2025, the valuation allowance against certain federal and state tax attributes was released as a result of management's determination that these deferred tax asset benefits are now more likely than not to be realized. The portion of deferred tax assets that is still not expected to be realizable before expiration continues to be subject to a valuation allowance.

Due to the Tax Cuts and Jobs Act, which was signed into law in December 2017, as of fiscal year end 2018, U.S. deferred taxes were no longer provided on the undistributed earnings of non-U.S. subsidiaries. Our policy to indefinitely reinvest these earnings in non-U.S. operations remains unchanged for the purpose of determining deferred tax liabilities for U.S. state and foreign withholding taxes. Therefore, should we elect in the future to repatriate the remaining foreign earnings deemed to be indefinitely reinvested, we may incur additional state and foreign withholding tax expense on those earnings, the amount of which is not practicable to compute.

Tax Credits and Carryforwards

The following tables present our available operating loss and credit carryforwards as of October 31, 2025, and their related expiration periods.

Operating Loss Carryforwards	**Amount**	**Expiration Period**
Federal	$ 38,499	2030-Indefinite
State	131,012	2026-Indefinite
Foreign	1,023	2027-Indefinite

Tax Credit Carryforwards	**Amount**	**Expiration Period**
Federal research and development	$ 5,943	2026-2045
CHIPS Act (Federal 48D credit)	2,273	2043
State	5,624	2026-2039

Uncertain Tax Positions

We include unrecognized tax benefits in *Other liabilities*, and we include any applicable interest and penalties related to uncertain tax positions in our income tax provision.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is presented below. The amounts in the table include settlements of non-U.S. audits.

	Year Ended		
	October 31, 2025	**October 31, 2024**	**October 31, 2023**
Balance at beginning of year before interest and penalties	$ 13,692	$ 8,332	$ 5,204
(Reductions) additions of tax positions in prior years	(2,230)	86	209
Additions based on current year tax positions	3,918	6,139	3,361
Settlements	(4,515)	(835)	(423)
Lapses of statutes of limitations	(37)	(30)	(19)
Balance at end of year before interest and penalties	10,828	13,692	8,332
Interest and penalties	551	1,028	576
Balance at end of year including interest and penalties	$ 11,379	$ 14,720	$ 8,908

The following table presents additional information on our uncertain tax positions, as of the balance sheet dates.

	October 31, 2025	**October 31, 2024**
Unrecognized tax benefits that, if recognized, would impact the effective tax rate	$ 11,379	$ 14,720
Accrued interest and penalties related to uncertain tax positions	$ 551	$ 1,028

Although the timing of the reversal of uncertain tax positions may be uncertain, as they can be dependent upon the settlement of tax audits or expirations of statutes of limitations, the Company believes that the amount of uncertain tax positions (including accrued interest and penalties, and net of tax benefits) that may be resolved over the next twelve months is approximately $1.0 million. Resolution of these uncertain tax positions may result from either or both the lapses of statutes of limitations and tax settlements. The Company is no longer subject to tax authority examinations in the U.S., major foreign, or state tax jurisdictions for years prior to fiscal year 2019. During Q4 FY25, the Company resolved a routine income tax audit by authorities in a foreign jurisdiction and as a result released approximately $4.0 million of related income tax reserves at October 31, 2025.

Subsequent to the balance sheet date one of the subsidiaries in a foreign jurisdiction reached a settlement with the local tax authority for the FY24 income tax audit, the impact is immaterial and will be recorded in Q1 FY26. In addition, the Company was also notified that it will be subject to a routine income tax audit by authorities in another foreign jurisdiction. The audit process is in its initial stages, and at this time, the Company is unable to reasonably estimate any potential impact from the tax audit.

Income Tax Payments and Refunds

The table below presents income taxes paid and refunds of income taxes received during the reporting periods.

| | Year Ended | | |
	October 31, 2025	October 31, 2024	October 31, 2023
Income taxes paid	$ 60,374	$ 62,520	$ 70,362
Income tax refunds received	$ 356	$ 2,519	$ 485

NOTE 15 - EARNINGS PER SHARE

The calculation of basic and diluted earnings per share is presented below.

| | Year Ended | | |
(in thousands, except for per share data)	October 31, 2025	October 31, 2024	October 31, 2023
Net income attributable to Photronics, Inc. shareholders	$ 136,405	$ 130,688	$ 125,485
Weighted-average common shares outstanding (in thousands):			
Basic	59,606	61,726	61,139
Effect of dilutive securities:			
Share-based payment awards	314	665	616
Potentially dilutive common shares	314	665	616
Weighted-average common shares-Diluted	59,920	62,391	61,755
Earnings per share:			
Net Income attributable to Photronics shareholders - Basic	$ 2.29	$ 2.12	$ 2.05
Net Income attributable to Photronics shareholders - Diluted	$ 2.28	$ 2.09	$ 2.03

The table below sets forth the outstanding weighted-average share-based payment awards that were excluded from the calculation of diluted earnings per share because their exercise price exceeded the average market value of the common shares for the period or, under application of the treasury stock method, they were otherwise determined to be antidilutive.

| | Year Ended | | |
	October 31, 2025	October 31, 2024	October 31, 2023
Share-based payment awards, in shares	792	371	136
Total potentially dilutive shares excluded	792	371	136

NOTE 16 - COMMITMENTS AND CONTINGENCIES

We are subject to various claims that arise in the ordinary course of business. The Company believes that the Company's potential liability under such claims, individually and in the aggregate, will not have a material effect on the Company's consolidated financial statements. As of October 31, 2025, and October 31, 2024, the Company was not involved in environmental litigation to which a government was a party.

NOTE 17 - CHANGES IN ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) BY COMPONENT

The following tables set forth the changes in the Company's accumulated other comprehensive income (loss) by component (net of tax) for the years ended October 31, 2025, and October 31, 2024.

| | Year Ended October 31, 2025 | | |
	Foreign Currency Translation Adjustments	Other	Total
Balance at October 31, 2024	$ (85,587)	$ (732)	$ (86,319)
Other comprehensive income (loss)	9,954	239	10,193
Other comprehensive income (loss) attributable to noncontrolling interests	(9,880)	(114)	(9,994)
Balance at October 31, 2025	$ (85,513)	$ (607)	$ (86,120)

| | Year Ended October 31, 2024 | | |
	Foreign Currency Translation Adjustments	Other	Total
Balance at October 31, 2023	$ (88,044)	$ (690)	$ (88,734)
Other comprehensive income (loss)	8,630	(81)	8,549
Other comprehensive income (loss) attributable to noncontrolling interests	(6,173)	39	(6,134)
Balance at October 31, 2024	$ (85,587)	$ (732)	$ (86,319)

NOTE 18 - SEGMENT REPORTING

The Company operates and manages its business as one operating and reportable segment based on the organizational structure of the Company and information reviewed by the Company's Chief Executive Officer, who is also the chief operating decision maker ("CODM"). The CODM allocates capital resources across the Company's entire asset base to maximize profitability without regard to geography, legal entity, or end market basis and evaluates the performance based on consolidated net income attributable to Photronics, Inc. shareholders.

The following table presents selected financial information with respect to the Company's single operating segment for the years ended October 31, 2025, 2024, and 2023:

	Year Ended October 31,		
	2025	**2024**	**2023**
Revenues	$ 849,294	$ 866,946	$ 892,076
Cost of goods sold	(549,464)	(551,000)	(555,914)
Gross Profit	299,830	315,946	336,162
Selling, general and administrative expense	(75,625)	(77,760)	(69,458)
Research and development expense	(15,804)	(16,576)	(13,654)
Other operating expense	(240)	(92)	-
Operating Income	208,161	221,518	253,050
Non-operating income, net	13,623	25,897	16,896
Income tax provision	(31,550)	(63,567)	(70,312)
Net income attributable to noncontrolling interests	(53,829)	(53,160)	(74,149)
Net income attributable to Photronics, Inc. shareholders	136,405	130,688	125,485

NOTE 19 - RISKS AND CONCENTRATIONS

Financial instruments that potentially subject the Company to credit risk principally consist of trade accounts receivable and short-term cash investments. The Company sells the Company's products primarily to semiconductor and FPD manufacturers in Asia, North America, and Europe. The Company believes that the concentration of credit risk in the Company's trade receivables is substantially mitigated by the Company's ongoing credit evaluation process and relatively short collection terms. The Company does not generally require collateral from customers. The Company establishes an allowance for credit losses based upon factors surrounding the credit risk of specific customers, historical trends, and other information.

Our cash and cash equivalents are deposited in several financial institutions, including institutions located within all of the countries in which the Company manufactures photomasks. Portions of deposits in some of these institutions may exceed the amount of insurance available for such deposits at these institutions. As these deposits are generally redeemable upon demand and are held by high quality, reputable institutions, the Company considers them to bear minimal credit risk. The Company further mitigates credit risks related to the Company's cash and cash equivalents by spreading such risk among a number of institutions.

The following table presents the percentages of the Company's net accounts receivable attributable to customers that accounted for more than ten percent of the total balance as of the balance sheet dates.

	October 31, 2025	October 31, 2024
Customer A	19.6%	19.2%
Customer B	7.0%	14.6%

The following table presents the percentages of the Company's revenue attributable to customers that accounted for more than ten percent of the total revenue during the reporting periods.

	Year Ended		
	October 31, 2025	October 31, 2024	October 31, 2023
Customer A	16%	15%	14%
Customer B	13%	12%	10%
Customer C	8%	9%	13%

As of the balance sheet dates, the Company's long-lived assets and net assets were, by geographic area, as presented below.

| | October 31, 2025 | | | October 31, 2024 | | |
	Long-lived Assets		Net Assets	Long-lived Assets		Net Assets
China	263,950	$	427,616	$ 256,072	$	379,460
Europe and Other	9,709		(1,353)	7,010		(420)
United States	200,815		158,402	144,634		217,890
South Korea	139,501		348,996	123,631		315,597
Taiwan	240,461		663,646	213,910		568,232
	854,436	$	1,597,307	$ 745,257	$	1,480,759

NOTE 20 - RELATED PARTY TRANSACTIONS

One of our executive officers is related to an individual in a position of authority at one of the Company's largest customers. The Company recorded revenue from this customer of $137.3 million, $127.0 million, and $126.5 million, in 2025, 2024, and 2023, respectively. As of October 31, 2025, and October 31, 2024, the Company had accounts receivable of $38.3 million and $38.8 million, respectively, from this customer.

The Company believes the terms of the transactions described above were negotiated at arm's length and were no less favorable to the Company than terms the Company could have obtained from unrelated third parties.

NOTE 21 - FAIR VALUE MEASUREMENTS

The accounting framework for determining fair value includes a hierarchy for ranking the quality and reliability of the information used to measure fair value, which enables the reader of the financial statements to assess the inputs used to develop those measurements. The fair value hierarchy consists of three tiers as follows:

Level 1- These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has the ability to access.

Level 2- These are investments where values are based on quoted market prices that are not active or model derived valuations in which all significant inputs are observable in active markets.

Level 3- These are investments where values are derived from techniques in which one or more significant inputs are unobservable.

The following are the major categories of assets measured at fair value on a recurring basis using quoted prices in active markets for identical assets (Level 1), significant other observable inputs (Level 2) and significant unobservable inputs (Level 3):

| | October 31, 2025 | | | October 31, 2024 | | |
	Cash and cash equivalents	Short-term investments	Total Fair Value	Cash and cash equivalents	Short-term investments	Total Fair Value
Cash	$ 222,166	$ -	$ 222,166	$ 414,074	$ -	$ 414,074
Level 1						
U.S. Government Securities	3,789	25,157	28,946	-	-	-
Money market funds	11,159	-	11,159	36,322	-	36,322
Level 2						
Commercial paper	30,747	2,259	33,006	-	-	-
Time deposits	224,395	68,493	292,888	148,089	42,184	190,273
	$ 492,256	$ 95,909	$ 588,165	$ 598,485	$ 42,184	$ 640,669
Restricted Cash [1]	2,857			2,758		
Cash, cash equivalents, and restricted cash	$ 495,113			$ 601,243		

[1] Restricted cash is included in other assets and primarily relates to customs requirements and land lease agreements.

The table below provides information on the Company's available-for-sale short-term investments.

	October 31, 2025				October 31, 2024			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Carrying Value	Amortized Cost	Unrealized Gains	Unrealized Losses	Carrying Value
U.S. Government Securities	$ 25,148	$ 9	$ -	$ 25,157	$ -	$ -	$ -	$ -
Commercial paper	2,259	-	-	2,259	-	-	-	-
Time deposits	68,493	-	-	68,493	42,184	-	-	42,184
Total	$ 95,900	$ 9	$ -	$ 95,909	$ 42,184	$ -	$ -	$ 42,184

NOTE 22 - SHARE REPURCHASE PROGRAM

In September 2020, the Company's Board of Directors authorized the repurchase of up to $100 million of its common stock, pursuant to a repurchase plan under Rule 10b-18 of the Exchange Act. The repurchase authorization by the Board of Directors has no expiration date, does not obligate the Company to acquire any common stock, and is subject to market conditions. From September 2020 through October 2022, the Company repurchased 5.8 million shares at a cost of $68.3 million. In August 2024, the Board of Directors authorized an increase to the Company's existing share repurchase program from the remaining $31.7 million up to $100 million. In June 2025, the Board of Directors authorized an additional $25 million share repurchase. In fiscal year 2025, the Company repurchased 5.0 million shares at a cost of $97.4 million (an average of $19.52 per share). All shares repurchased under the program have been retired prior to the end of the fiscal year in which they were purchased. As of October 31, 2025, $27.6 million remained available under this authorization for the repurchase of additional shares.

The table below presents information on the repurchase program for the three most recent fiscal years.

	2025 Purchases	2024 Purchases	2023 Purchases
Number of shares repurchased (in thousands)	4,988	-	-
Cost of shares repurchased (in millions)	$ 97.4	$ -	$ -
Average price paid per share	$ 19.52	$ -	$ -

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of October 31, 2025. We have established and currently maintain disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act, designed to provide reasonable assurance that information required to be disclosed in our reports filed under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost- benefit relationship of possible controls and procedures. Based on an evaluation of our disclosure controls and procedures as of October 31, 2025, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at a reasonable assurance level.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, the Company conducted an evaluation of the effectiveness of the internal control over financial reporting based on criteria established in the Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of October 31, 2025, based on the criteria set forth by the COSO. Management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, concluded that our internal control over financial reporting was effective as of October 31, 2025.

The Company's independent registered public accounting firm, Deloitte & Touche LLP, has audited the effectiveness of the Company's internal control over financial reporting as of October 31, 2025, as stated in their report on page 74 of this Form 10-K.

Changes in Internal Control over Financial Reporting

There were no changes to our internal control over financial reporting during the fourth quarter of fiscal year 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Photronics, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Photronics, Inc., and subsidiaries (the "Company") as of October 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of October 31, 2025, based on criteria established *in Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended October 31, 2025, of the Company and our report dated December 17, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control Over Financial Reporting." Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP
Boston, Massachusetts
December 17, 2025

ITEM 9B.   OTHER INFORMATION

<u>Rule 10b5-1 Trading Arrangements</u>

Our directors and officers (as defined in Rule 16a-1 under the Exchange Act) may from time to time enter into plans or other arrangements for the purchase or sale of our shares that are intended to satisfy the affirmative defense conditions of Rule 10b5–1(c) or may represent a non-Rule 10b5-1 trading arrangement under the Exchange Act.

No such plans or arrangements were adopted or terminated, including by modification, by any director or officer (as defined in Rule 16a-1 under the Exchange Act) during the quarter ended October 31, 2025.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

Not applicable.

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Items 401, 405 and 407(c)(3), (d)(4) and (d)(5), and 408(b) of Regulation S-K is set forth in our 2025 Definitive Proxy Statement which will be filed with the Securities and Exchange Commission pursuant to Regulation 14A of the Exchange Act within 120 days after the end of the fiscal year covered by this Form 10-K under the caption "PROPOSAL 1 - ELECTION OF DIRECTORS," "DELINQUENT SECTION 16(A) REPORTS" and in the third paragraph under the caption "MEETINGS AND COMMITTEES OF THE BOARD," and is incorporated in this report by reference. The information as to Executive Officers is included in our 2025 Definitive Proxy Statement under the caption "EXECUTIVE OFFICERS" and is incorporated in this report by reference.

We have adopted a code of ethics that applies to our principal executive officer, chief financial officer or principal financial officer and principal accounting officer. A copy of the code of ethics may be obtained, free of charge, by writing to the Vice President, General Counsel, and Corporate Secretary of Photronics, Inc. at 15 Secor Road, Brookfield, Connecticut 06804.

ITEM 11.   EXECUTIVE COMPENSATION

The information required by Item 402 of Regulation S-K and paragraph (e)(4) and (e)(5) of Item 407 is set forth in our 2025 Definitive Proxy Statement under the captions "EXECUTIVE COMPENSATION," "CERTAIN AGREEMENTS," "DIRECTORS' COMPENSATION," "COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION" and "COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION," respectively, and is incorporated in this report by reference.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 201(d) of Regulation S-K is set forth in our 2025 Definitive Proxy Statement under the caption "EQUITY COMPENSATION PLAN INFORMATION" and is incorporated in this report by reference. The information required by Item 403 of Regulation S-K is set forth in our 2025 Definitive Proxy Statement under the caption "OWNERSHIP OF COMMON STOCK BY DIRECTORS, OFFICERS AND CERTAIN BENEFICIAL OWNERS", and is incorporated in this report by reference.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Items 404 and Item 407(a) of Regulation S-K is set forth in our 2025 Definitive Proxy Statement under the captions "MEETINGS AND COMMITTEES OF THE BOARD" and "RELATED PARTY TRANSACTIONS", respectively, and is incorporated in this report by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by Item 9(e) of Rule 14a-101 of the Exchange Act is set forth in our 2025 Definitive Proxy Statement under the captions "Independent Registered Public Accounting Firm Fees" and "AUDIT COMMITTEE REPORT," and is incorporated in this report by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following documents are filed as part of this report:

Exhibit Number	Description	Incorporated by Reference			Filed or Furnished Herewith
		Form	Exhibit	Filing Date	
3.1	Certificate of Incorporation as amended July 9, 1986, April 9, 1990, March 16, 1995, November 13, 1997, April 15, 2002 and June 20, 2005	10-K	3.1	12/23/2019	
3.2	Amended and Restated By-laws of the Company dated as of September 7, 2016	8-K	3.2	9/13/2016	
4.1	Description of Securities of the Company	10-K	4.1	12/23/2019	
4.2	Certificate of Amendment with Respect to Series A Preferred Stock, dated September 24, 2019	8-K	3.1	9/24/2019	
10.1	The Company's 1992 Employee Stock Purchase Plan	10-K	10.1	12/20/2017	
10.2	Amendment to the Employee Stock Purchase Plan as of March 24, 2004[+]	10-K	10.2	1/6/2017	
10.3	Amendment to the Employee Stock Purchase Plan as of April 8, 2010[+]	10-K	10.4	1/7/2016	
10.4	Amendment to the Employee Stock Purchase Plan as of March 28, 2012[+]	10-K	10.4	12/21/2018	
10.5	Amendment to the Employee Stock Plan as of December 18, 2019[+]	10-K	10.5	12/23/2019	
10.6	2016 Equity Incentive Compensation Plan[+]	DEF 14A		2/29/2016	
10.7	Amendment to the 2016 Equity Incentive Compensation Plan	8-K	10.1	3/21/2023	
10.8	The Company's 2007 Long-Term Equity Incentive Plan[+]	10-K	10.9	1/16/2009	
10.9	Amendment to the 2007 Long-Term Equity Incentive Plan as of April 8, 2010[+]	10-K	10.10	1/14/2011	
10.10	Amendment to the 2007 Long Term Equity Incentive Plan as of April 11, 2014[+]	10-K	10.8	1/6/2015	
10.11	2011 Executive Incentive Compensation Plan effective as of November 1, 2010[+]	10-K	10.9	1/6/2015	
10.12	Form of Restricted Stock Award Agreement	10-K	10.12	12/26/2023	
10.13	Joint Venture Operating Agreement dated November 20, 2013, between the Company and Dai Nippon Printing Co., Ltd.	10-K	10.20	1/6/2015	
10.14	Outsourcing Agreement dated November 20, 2013, among the Company, Dai Nippon Printing Co., Ltd and Photronics Semiconductor Mask Corporation	10-K	10.21	1/6/2015	
10.15	License Agreement dated November 20, 2013, between the Company and Photronics Semiconductor Mask Corporation[#]	10-K	10.22	1/6/2015	

10.16	Executive Employment Agreement between the Company and Christopher J. Progler, Vice President, Chief Technology Officer dated September 10, 2007[+]	10-K	10.18	12/23/2019	
10.17	Executive Employment Agreement between the Company and Richelle E. Burr dated May 21, 2010[+]	10-K	10.30	1/7/2016	
10.18	Executive Employment Agreement between the Company and John P. Jordan dated September 5, 2017[+]	10-K	10.31	12/20/2017	
10.19	Employment Agreement dated March 9, 2020, between Photronics Dai Nippon Mask Corporation, Photronics and Frank Lee	10-Q	10.36	3/11/2020	
10.20	Form of Amendment to Executive Employment Agreement dated March 16, 2012+	10-K	10.23	12/23/2019	
10.21	Fourth Amended and Restated Credit Agreement dated as of September 27, 2018, among Photronics, Inc. the Foreign Subsidiary Borrower Party Thereto, the Lender Party Thereto, JPMorgan Chase Bank, N.A. as Administrative and Collateral Agent and Bank of America, N.A. as syndication agent	10-K	10.24	12/21/2018	
10.22	Third Amended and Restated Security Agreement entered into as of September 27, 2018, by and among Photronics, Inc., the subsidiaries of the Company and JPMorgan Chase Bank N.A	10-K	10.25	12/21/2018	
10.23	Fixed Asset Loan Agreement between Photronics DNP Mask Corporation Xiamen and Industrial and Commercial Bank China Limited Xiamen Xiang'an Branch	10-K	10.26	12/21/2018	
10.24	Working Capital Loan Agreement between Industrial and Commercial Bureau China Limited Xiamen Xiang'an Branch and Photronics DNP Mask Corporation Xiamen effective as of November 7, 2018	10-K	10.27	12/21/2018	
10.26	Investment Agreement between Xiamen Torch Hi-Tech Industrial Development Zone Management Committee and Photronics Singapore Pte. Ltd.	10-Q	10.35	9/2/2016	
10.27	Amendment No. 1 to the Investment Agreement between Xiamen Torch Hi-Tech Industrial Development Zone Management Committee and Photronics Singapore Pte, Ltd. #	10-K	10.29	12/23/2019	
10.28	Amendment No. 2 to the Investment Agreement between Xiamen Torch Hi-Tech Industrial Development Zone, People's Government of Xiang'an Xiamen, Photronics Singapore Pte. Ltd., DNP Asia Pacific Pte and Xiamen American Japan Photronics Mask Co., Ltd. #	10-Q	10.41	3/10/2022	
10.29	Amendment No. 3 to the Investment Agreement between Xiamen Torch Hi-Tech Industrial Development Zone, People's Government of Xiang'an Xiamen, Photronics Singapore Pte. Ltd., DNP Asia Pacific Pte and Xiamen American Japan Photronics Mask Co., Ltd. #	10-Q	10.42	3/10/2022	

10.30	Joint Venture Operating Agreement dated May 16, 2017, among Photronics, Photronics Singapore, DNP, and DNP Asia Pacific	10-Q/A	10.27	12/19/2017	
10.31	Outsourcing Agreement dated May 16, 2017, among Photronics, DNP, Photronics DNP Photomask Corporation ("PDMC") and PDMCX	10-Q	10.28	6/8/2017	
10.32	Amended and Restated License Agreement dated May 16, 2017 between DNP and PDMC#	10-Q/A	10.29	12/19/2017	
10.33	Investment Cooperation Agreement between Hefei State Hi-tech Industry Development Zone and Photronics UK, Ltd.	10-K	10.42	12/20/2017	
10.34	Master Lease Agreement dated October 12, 2020, between TD Equipment Finance and the Company	10-K	10.38	1/15/2021	
10.35	Master Lease Agreement Dated September 5, 2019 between Bank of America and the Company	10-Q	10.28	9/5/2019	
10.36	Fixed Asset Loan Contract dated October 1, 2020, between Hefei Photronics Mask Corporation and China Construction Bank Corporation	10-K	10.39	1/15/2021	
10.37	Maximum Mortgage Contract dated October 1, 2020 between Photronics Mask Corporation Hefei and China Construction Bank Corporation Hefei Shushan Branch	10-K	10.40	1/15/2021	
10.38	Separation Agreement and General Release between Photronics, Inc. and John Jordan dated February 23, 2024	8-K	10.1	1/23/2024	
10.39	Separation Agreement, General Release, and Consulting Agreement, dated September 30, 2024 between Photronics Inc, and Richelle Burr	8-K	10.1	10/4/2024	
10.40	Employment Agreement between Photronics, Inc. and George Macricostas dated April 11, 2025 +	8-K	10.1	4/17/2025	
10.41	Photronics, Inc. 2025 Equity Incentive Compensation Plan +	S-8	4.3	4/25/2025	
10.42	Employment Agreement between Photronics, Inc. and Eric Rivera dated April 30, 2025 +	8-K	10.1	5/2/2025	
10.43	Form of Directors Indemnification Agreement +	10-Q	10.1	6/11/2025	
10.44	Amended Employment Agreement between Photronics, Inc. and George Macricostas dated June 27, 2025 +	8-K	10.1	7/2/2025	
19	Insider Trading Policy	10-K	19	12/26/2023	
21	List of Subsidiaries of the Company	10-K	21	12/19/2024	
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm	10-K	23.1		X
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	10-K	31.1		X

31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	10-K	32.2		X
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	10-K	32.1		X
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	10-K	32.2		X
97	Compensation Recovery Policy effective October 2, 2023	10-K	97	12/26/2023	
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)	10-K	101.INS		X
101.SCH	Inline XBRL Taxonomy Extension Schema Document	10-K	101.SCH		X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document	10-K	101.CAL		X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document	10-K	101.DEF		X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document	10-K	101.LAB		X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	10-K	101.PRE		X
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in, Exhibit 101)				X

+   Represents a management contract or compensatory plan or arrangement.

Portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission.

The Company will provide a copy of any exhibit upon receipt of a written request for the particular exhibit or exhibits desired. All requests should be addressed to the Company's Vice President, General Counsel and Corporate Secretary at the address of the Company's principal executive offices.

ITEM 16.   FORM 10-K SUMMARY

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHOTRONICS, INC.
    (Registrant)

By /s/ Eric Rivera
_____
Eric Rivera
Executive Vice President, Chief Financial Officer
(Principal Financial Officer / Principal Accounting Officer)
December 17, 2025

Pursuant to the requirements of the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By /s/ George C. Macricostas   December 17, 2025
George C. Macricostas
Chairman of the Board of Directors and Chief Executive Officer
(Principal Executive Officer)

By /s/ Eric Rivera   December 17, 2025
Eric Rivera
Executive Vice President, Chief Financial Officer
(Principal Financial Officer / Principal Accounting Officer)

By /s/ Dr. Frank Lee   December 17, 2025
Dr. Frank Lee
Director

By /s/ Adam Lewis   December 17, 2025
Adam Lewis
Lead Independent Director

By /s/ David A. Garcia   December 17, 2025
David A. Garcia
Director

By /s/ Daniel Liao   December 17, 2025
Daniel Liao
Director

By /s/ Constantine S. Macricostas   December 17, 2025
Constantine S. Macricostas
Director

By /s/ Mary Paladino   December 17, 2025
Mary Paladino
Director

By /s/ Mitchell G. Tyson   December 17, 2025
Mitchell G. Tyson
Director

(THIS PAGE INTENTIONALLY LEFT BLANK)

(THIS PAGE INTENTIONALLY LEFT BLANK)

CORPORATE INFORMATION

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
115 Federal Street
Winthrop Center, Floors 12-15
Boston, MA 02110

Registrar and Transfer Agent

Computershare
P.O. Box 43006
Providence, RI 02940-3009

Investor Contact and General Information

For answers to general questions about Photronics, Inc., please call (203) 775-9000. You may also forward your inquiries via e-mail to irinformation@photronics.com

Notice of Annual Meeting

The Company's Annual Meeting will be held on April 8, 2026 at 8:30 am Eastern Time.

The meeting will be conducted in person at the offices of Photronics, Inc., 15 Secor Road, Building 1, Brookfield, CT 06804 and on the Internet via live webcast at

web.viewproxy.com/PLAB/2026

NASDAQ Symbol

PLAB

Manufacturing Network

Asian Division

Cheonan, Choongnam, Korea
Hefei, China
Hsin-Chu City, Taiwan (2)
Taichung, Taiwan
Xiamen, China

European Division

Dresden, Germany
Wales, United Kingdom

North American Division

Allen, Texas
Boise, Idaho
Brookfield, Connecticut

Board of Directors

Michelle Almeida

Senior Vice President and Treasurer, Compass Datacenters

David A. Garcia

Strategic Advisor

Frank Lee, PhD

President, PDMC

Adam Lewis, *Lead Independent Director*

Managing Director and Head of Digital Infrastructure Investment Banking, Citizens Capital Markets

Daniel Liao

Co-Founder, Eunodata Co., Ltd

Constantine S. Macricostas

Founder, Photronics, Inc.

George C. Macricostas, *Chairman*

Chief Executive Officer, Photronics, Inc.

Mary Paladino, CPA

Executive Vice President and Chief Financial Officer, Quality Medical Management Services USA, LLC

Mitchell G. Tyson

Independent Business Strategy and Clean Energy Consultant

Executive Officers

George C. Macricostas

Chairman of the Board and Chief Executive Officer

Frank Lee, PhD

President, PDMC

Eric Rivera

President, Chief Financial Officer

H. K. Park

Senior Vice President, General Manager of FPD Operations

David Wang

Senior Vice President, COO of IC Operations



PHOTRONICS, INC.
15 SECOR ROAD
BROOKFIELD, CT 06804
www.photronics.com

MANUFACTURING FACILITIES:

◆ ALLEN, TX ◆ BOISE, ID ◆ BROOKFIELD, CT
◆ DRESDEN, GERMANY ◆ WALES, U.K.
◆ HEFEI, CHINA ◆ XIAMEN, CHINA
◆ CHEONAN, CHOONGNAM, KOREA
◆ HSIN- CHU CITY, TAIWAN (2) ◆ TAICHUNG, TAIWAN



PHOTRONICS

Service + Technology + Global

15 SECOR ROAD, BROOKFIELD, CT 06804 • (203) 775-9000 • WWW.PHOTRONICS.COM